As filed with the Securities and Exchange Commission on February 25, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DigitalOcean Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	45-5207470
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 6th Avenue New York, New York 10013 (646) 827-4366

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yancey Spruill Chief Executive Officer DigitalOcean Holdings, Inc. 101 6th Avenue New York, New York 10013 (646) 827-4366

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Eric Jensen Brandon Fenn Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	William Sorenson Alan Shapiro DigitalOcean Holdings, Inc. 101 6th Avenue New York, New York 10013 (646) 827-4366	Michael Benjamin Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.000025 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                , 2021.

            Shares

Common Stock

This is the initial public offering of shares of common stock of DigitalOcean Holdings, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                and $                per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “DOCN.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan

BofA Securities	Barclays	KeyBanc Capital Markets

Canaccord Genuity	JMP Securities	Stifel

Prospectus dated                , 2021.

570K+ CUSTOMERS

ACROSS 185 COUNTRIES

$357M

ARR[1]

$116B

2024 Market Opportunity[2]

65%+

International Revenue[3]

30%+

Adjusted EBITDA Margin[3]

65

NPS Score[4]

5M+

Unique Community and Website Visitors per Month

[1]As of December 2020
[2]IDC: Public Cloud Services Spending Guide (Jun. 2020)
[3]For the fiscal year ended December 31, 2020
[4]Represents monthly average during 2020

Annual Run-Rate Revenue

Quarterly Revenue
$357M ARR
$80M
$65M
$50M
$35M
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

[1] GAAP revenue was $203.1 million, $254.8 million and $318.4 million for fiscal years 2018, 2019 and 2020, respectively.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf to which we may have referred you in connection with this offering. Neither we nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

A LETTER FROM YANCEY SPRUILL, OUR CHIEF EXECUTIVE OFFICER

Introduction

Thank you for your interest in DigitalOcean and for considering an investment in our company. I wanted to share a few thoughts with you to provide a little more color on our company.

Our Start and Mission

Nine years ago, our founders had a vision that the cloud was the new way to build modern day web applications. They firmly believed that software developers, entrepreneurs and small and medium-sized businesses (SMBs) were being poorly served by the emerging cloud computing providers. As a result, millions and millions of innovators were not able to take full advantage of the many opportunities becoming available through innovative cloud infrastructure technologies.

DigitalOcean was founded with a focus on creating simple solutions that developers love. Our mission is to simplify cloud computing so developers and businesses can spend more time creating software that changes the world. We estimate there are approximately 100 million SMBs globally today and 14 million new businesses started each year across the globe. We believe DigitalOcean is the perfect place for them to start, get lift-off and build their businesses.

When start-ups and SMBs are building their applications or businesses, they need to maximize their energies on developing great products and building customer relationships. When they buy technology tools, they want them to be easy to use and they want help and support when they have issues deploying those tools.

DigitalOcean is purpose-built to enable developers, entrepreneurs, start-ups and SMBs in a way that wasn’t possible a decade ago. Our offerings provide on-demand infrastructure and platform tools for developers, start-ups and SMBs that are easy to leverage, broadly accessible, reliable and affordable.

We provide a range of capabilities to access our compute, network and storage infrastructure, as well as software-managed services that provide additional capabilities for managing more robust infrastructure needs - from testing code to building their customer serving applications.

We have removed the barriers to entry for early-stage businesses, helping them turn their ideas into an application, website or tool that is available globally in a matter of minutes - and, importantly, at a manageable and transparent price point.

Our founders started with four key principles that endure today. These four principles allow us to provide a highly differentiated experience for our customers all over the world:

1.	Simplicity - We take infrastructure technology and make it simple across all aspects of the product experience.

2.	Customer Support - We provide live support to all customers, regardless of price point, and we provide free access on our site to tens of thousands of helpful documents.

3.	Community - We invest heavily in the community of developers and entrepreneurs by helping them in the early stages of idea generation, and by providing various resources to guide them in successfully pursuing their ventures.

4.	Open Source Software - Through open source software we enable faster, lower-cost innovation without locking customers into a proprietary software technology stack.

It has been only nine years since DigitalOcean was founded and we are incredibly proud of what we have already accomplished. We now serve more than 570,000 customers in over 185 countries. We’ve built a secure, efficient, reliable and global-scale infrastructure with a growing set of managed software services to support our customers. We’ve established ourselves as a top developer learning community with over 34,000 developer tutorials, technical guides and community-generated Q&As. We have also crossed $357 million in ARR and achieved 30% Adjusted EBITDA margin in 2020.

And we’re just getting started...

Our Strategy

Our strategy is focused on three key imperatives - Grow faster, Grow smarter and Grow together.

To Grow faster, we are focusing on optimizing our go-to-market execution - from how we attract customers to how we expand our customer relationships to what we offer our customers. We are committed to innovation in the products and services we offer and will always be laser-focused on serving our core customer set. We have a massive customer and revenue opportunity in front of us and this go-to-market innovation will drive our growth and long-term success.

To Grow smarter, we are focusing our team on building efficiency as we scale. We will continue to improve our customers’ experience on our platform, which will include building more robustness, security, reliability and scalability to allow them to grow with us. We will do so while also building operating efficiencies as we invest, so that we can improve operating margins and cash generation over time. Profitability is a choice, and we choose to self-fund our future. This provides our customers with the comfort to put their trust in us and to know we will be here to support their growth and aspirations over the long term. This also provides our investors with confidence that we will prioritize our investments on the highest growth and return-generating activities to create sustainable equity value.

To Grow together, we invest in everyone at DigitalOcean. Even as our business scales, it will continue to be an incredible place to work and to grow personally and professionally. We want this to be a memorable and defining experience for each of us in the broader arc of our careers. We want to support everyone across our company, so each of us is ready to perform at our best as we march together and build an enduring company that serves significantly more customers, is significantly larger in terms of revenue and is also more profitable.

We look forward to providing regular updates against these key imperatives as we make progress over time.

Our Values

Our values help us frame who we are. We strive to live them every day, in every decision and with every interaction. They are the fabric that binds us together and inspires us, and they are a powerful statement that it’s not just “what we do” but also “how we do it.”

•	Our community is bigger than just us

•	Simplicity in all we DO

•	We speak up when we have something to say and listen when others DO

•	We are accountable to deliver on our commitments

•	Love is at our core

The global community of software developers and entrepreneurs have been the foundation and inspiration for everything we do. Simplicity is a core value to us because it is a reminder to keep our customers top of mind in everything we do. Doing so enables us to keep our solutions tailored to them and allows them to focus on building their applications.

We speak up when we have something to say and listen when others DO is about our transparency and inclusivity. We want DigitalOcean to be a place where you know where we stand and no matter your background or experiences, you can find your voice and your place here. Our customers, employees and investors place enormous trust in us, and we have to be accountable to deliver to all of you. Last, but certainly not least, love is at our core. The love for our customers and for what we do in our jobs makes DigitalOcean a special place – you hear it in the voices of our customers and our employees every time they talk about DigitalOcean.

Our Hub for Good Initiative

In the spring of 2020, we launched Hub for Good as a way to donate a portion of our infrastructure to organizations looking to make a difference in serving their communities during this extraordinary time. This program was originally designed to support COVID-19 relief efforts, but we have now expanded the scope and resources of this program to support efforts to make the world a better place beyond alleviating the strains of the pandemic. Since launch, we have sponsored over 1,000 projects, including apps created to enable musicians to collaborate remotely, to provide a way for local citizens to contribute to restaurants and their workers, to translate the torrent of information being put out on TV and news into a language the hearing impaired can understand, to identify local residents in need and match them to volunteers to get them the food and medicine they need, and so many more.

Upon completion of our IPO, we are looking to further expand our investment in Hub for Good to promote the entrepreneurial and developer communities’ use of cloud computing to innovate and make our world a better place. We are joining the Pledge 1% movement and will be allocating a dollar amount equal to 1% of our equity valuation at the pricing of our IPO to expand our Hub for Good program over the next 10 years. We’re proud to expand Hub for Good, and we are excited that our technology can be a force for good across our world and to demonstrate that the community is bigger than just us.

In Closing

We would be honored to have you join us as an investor on our post-IPO journey. We believe we have an incredible opportunity to serve aspiring software developers and entrepreneurs throughout the world as they test their ideas, build their businesses and realize their dreams.

Yancey Spruill
Chief Executive Officer

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “DigitalOcean,” the “company,” “we,” “our,” “us” or similar terms refer to DigitalOcean Holdings, Inc. and its consolidated subsidiaries.

Overview

Our mission is to simplify cloud computing so that developers and businesses can spend more time building software that changes the world.

DigitalOcean is a leading cloud computing platform offering on-demand infrastructure and platform tools for developers, start-ups and small and medium-sized businesses, or SMBs. We were founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. Our platform simplifies cloud computing, enabling our customers to rapidly accelerate innovation and increase their productivity and agility. Over 570,000 individual and business customers currently use our platform to build, deploy and scale software applications. Our users include software engineers, researchers, data scientists, system administrators, students and hobbyists. Our customers use our platform across numerous industry verticals and for a wide range of use cases, such as web and mobile applications, website hosting, e-commerce, media and gaming, personal web projects, and managed services, among many others. We believe that our focus on simplicity, community, open source and customer support are the four key differentiators of our business, driving a broad range of customers around the world to build their applications on our platform.

Cloud computing is revolutionizing how companies across the globe develop and deploy applications. The cloud offers lower upfront cost and superior flexibility, extensibility and scalability as compared to on-premise software development environments. These benefits are especially valuable for start-ups and SMBs, as they typically have more limited financial resources, operational expertise and IT personnel. As software and cloud-based technologies have become essential across industries and businesses of all sizes, the number of software developers and their strategic importance to organizations are both increasing significantly. According to SlashData, the number of developers globally was 19 million in 2019 and is expected to grow to 45 million by 2030.

Improving the developer experience and increasing developer productivity are core to our mission. Our developer cloud platform was designed with simplicity in mind to ensure that software developers can spend less time managing their infrastructure and more time turning their ideas into innovative applications to grow their businesses. Simplicity guides how we design and enhance our easy-to-use-interface, the core capabilities we offer our customers and our approach to predictable and transparent pricing for our solutions. We offer mission-critical infrastructure solutions across compute, storage and networking, and we also enable developers to extend the native capabilities of our cloud with fully managed application, container and database offerings. In just minutes, developers can set up thousands of virtual machines, secure their projects, enable performance monitoring and scale up and down as needed. Our pricing is consumption-based and billed monthly in arrears, making it easy for our customers to track usage on an ongoing basis and optimize their deployments.

The global developer and open source communities are fundamental to our business, and a key source of ideas and innovations that support our sustained growth. Our developer-centric approach has helped us foster a large and loyal following. We attract approximately 5 million monthly unique visitors to our websites, host what we believe is the largest hackathon in the world, and offer a comprehensive library of high-quality technical tutorials and community-generated questions and answers. Developers and SMBs especially value open source technology as it allows them greater choice, affordability and flexibility, and our platform is designed to take advantage of open source technology to provide our customers with a much more efficient way to work. Our participation in and support of the open source community further enhance the attractiveness, depth and scalability of our offering.

Our customers depend on us for their critical business needs, and we are passionate about providing superior 24x7 customer support to all of our customers, regardless of size. We believe our customer support, coupled with our easy-to-use self-help resources and active developer community, has created tremendous brand loyalty amongst our growing customer base. Our customers become great advocates for DigitalOcean and are a common source of new customer referrals. We are proud of our Net Promoter Score, or NPS, which averaged 65 during 2020, comparable to some of the world’s most beloved brands.

We have a highly efficient self-service customer acquisition model, which we have recently complemented with a targeted inside sales force. Our sales and marketing expense as a percentage of revenue was approximately 14%, 12% and 11% in 2018, 2019 and 2020, respectively. The efficiency of our go-to-market model and our focus on the needs of the individual and SMB market have helped us build a global customer base that continues to grow. We had approximately 573,000 customers as of December 31, 2020, up from approximately 502,000 as of December 31, 2018. Our customers are spread across over 185 countries, and around two-thirds of our revenue has historically come from customers located outside the United States. We have a growing number of customers with higher spending levels, and our existing customers are continuing to expand their business with us. Our average revenue per customer (which we refer to as ARPU) has increased significantly, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information.

We have experienced strong revenue growth and improving margins in recent periods. For the years ended December 31, 2018, 2019 and 2020, our revenue was $203.1 million, $254.8 million and $318.4 million, respectively, representing year-over-year growth of 25% in 2019 and 2020. Our net loss attributable to common stockholders was $36.0 million, $40.4 million and $43.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. Our adjusted EBITDA was $39.5 million, $55.2 million and $95.9 million for the years ended December 31, 2018, 2019 and 2020, respectively. Our net cash provided by operating activities was $38.0 million, $39.9 million and $58.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding adjusted EBITDA, the limitations of this non-GAAP financial measure and a reconciliation of this measure to the most directly comparable financial measure stated in accordance with GAAP.

Industry Background

There are a number of key technology and industry trends driving our opportunity, including:

•

The Growing Need for Technological Innovation is Driving Cloud Computing Adoption. Technology is transforming how businesses of all sizes engage with customers, manage their operations and drive competitive advantages. The global phenomenon of technology-powered growth and innovation requires nearly every company to focus their efforts on harnessing the power of technology through cloud services. Cloud computing has become the new standard for IT infrastructure as organizations seek to benefit from the flexibility, scalability and reliability of the cloud. Cloud technologies enable businesses to better focus their efforts on customer applications rather than the physical infrastructure required to support their operations. Start-ups and SMBs are particularly focused on leveraging the cloud for capabilities that would otherwise be inaccessible due to the high cost and expertise needed to deploy these capabilities on-premise.

•

Proliferation of Cloud Native Start-Ups and SMBs. There are more than 32 million SMBs in the United States alone, according to the World Bank, and we estimate there are at least three times that number, or 100 million SMBs, globally. We expect this number will continue to grow, with more than 14 million net new SMBs created globally each year. In addition, the founding teams of these SMBs are no longer comprised only of technical individuals with advanced software development capabilities, but now include a far wider range of individuals. These individuals are able to leverage simple and reliable development tools and the widespread availability and significantly lower upfront cost of cloud computing to start companies. As such, a significant proportion of start-ups and SMBs are being built in the cloud to benefit from the faster, cheaper and easier way to deploy and manage their business solutions.

•

Software Developers Are Increasingly Influential Within Organizations. Companies increasingly rely on developers to quickly adapt to changing technological and business trends in order to compete. This trend has contributed to the shift to the cloud as cloud-based technologies increase the efficiency and flexibility of those developers. Developer productivity has become a top priority for companies around the world as they recognize the significant benefits derived from providing developers with the most powerful tools available. As a result, the global developer population, which according to SlashData will reach 45 million by 2030, has become increasingly influential on technology-related investment decisions.

•

Open Source Software Is Accelerating Innovation. Open source technologies are powering many of the world’s most innovative start-ups and SMBs. This trend is expansive and being driven primarily by developers who are increasingly empowered to use the most efficient tools to accelerate the pace of innovation. Open source software enables individuals and businesses to access and use low cost, proven software tools for their applications instead of investing the time and resources in recreating the same use cases in self-developed software. Businesses of all sizes benefit from the many advantages of open source including, lower costs, increased speed to market, application reliability and flexibility and improved security.

•

Organizations are Increasingly Using Multiple Clouds. Multi-cloud deployments have become increasingly common as individuals and businesses seek to match their applications with the best technology stacks and commercial models to run them while avoiding vendor lock-in akin to legacy IT infrastructure services. The future growth of the cloud-computing market across the globe will benefit significantly from this expanding trend of multi-cloud adoption.

Limitations of Existing Offerings on Developers, Start-Ups and SMBs

Existing offerings from large public cloud vendors are designed for complex, enterprise use cases such as migrating legacy workloads from on-premise to the cloud. The products and services offered by these vendors are not tailored for the needs of individual developers, start-ups or SMBs. The limitations of these enterprise-focused offerings include the following:

•

Difficult to Use. Enterprise-focused vendors frequently have complicated implementation processes, which require a significant amount of time to learn complex user interfaces and features rather than allowing developers to focus on building and deploying applications. These unintuitive or inconveniently packaged services have limited the ability of start-ups and SMBs, who typically do not have IT departments or large teams, to maximize the value of their cloud investments due to the amount of time and resources required to train on and manage underlying infrastructure.

•

Uncurated Set of Offerings. Traditional public cloud vendors have built their platforms to serve global enterprises with large development teams. The thousands of ancillary products and services that are offered by these vendors create a significant amount of complexity that is difficult for developers, start-ups, and SMBs to manage.

•

Complex and Opaque Pricing. Existing cloud providers often have intricate and unpredictable pricing and billing practices. The lack of pricing transparency frequently leads to surprise charges and higher than expected costs, making budgeting and cost optimization very difficult. Companies frequently need dedicated employees, pricing analytics tools or even specialized consultants to understand how products are priced and how to manage their bills.

•

Lack of Customer Support. As traditional public cloud vendors target large enterprise customers, smaller buyers often do not get the necessary level of support required to manage their infrastructure. These smaller buyers, including start-ups and SMBs, are often those most in need of and reliant on support to help them manage their infrastructure effectively and efficiently.

Our Solution

DigitalOcean was founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. We pioneered the developer cloud platform to simplify cloud computing, enabling developers and developer teams to quickly deploy and scale applications, collaborate efficiently and improve business performance. Empowered by an easy-to-use self-service model, intuitive control panel and highly predictable pricing, our customers are able to rapidly accelerate innovation and increase their productivity and agility.

•

Simple and Intuitive. Our platform is engineered to take a user from inquiry to deployment within minutes, without any specialized training or heavy implementation. We abstract away the complexity that is generally found across legacy cloud providers to provide a compelling, intuitive interface with click-and-go options. Our platform provides users with a deployment interface that is comparable to interfaces provided by consumer internet leaders and is designed to minimize the number of steps to deployment.

•

Designed by Developers for Developers. Our platform was built with a developer-first mentality and is designed for a wide range of use cases, such as web and mobile applications, website hosting, e-commerce, media and gaming, personal web projects, and managed services, among many others. Our innovative cloud platform is designed to eliminate the complexity and obstacles associated with deploying in and managing the cloud.

•

Built to Help Businesses Scale. Our highly-curated set of solutions, including compute, storage and networking offerings, managed databases and developer and management tools, are all designed to address the needs of start-ups and SMBs as they scale their businesses and require more cloud capabilities.

•

Open Source. Our participation in and support of the open source software community enhances the attractiveness, depth and scalability of our offering. It increases the transparency of our technology and allows our customers to more efficiently write their own integrations. We give back to the community by sponsoring projects to create content and tools that help developers build great software and hosting events that are focused on driving the growth of open source, such as our Hacktoberfest, which we believe is the largest hackathon in the world.

•

Differentiated Customer Support. We offer expert 24x7 technical support and customer service, with support staff spanning various time zones to ensure our customers quickly achieve their objectives and overcome challenges. Developers and engineers are a key part of our customer support team, and our technical support is—and always has been—available free of charge to all customers. Customers cite our attentive support as a key driver of their decision to start and grow their businesses on our platform.

•

Broad-Based Community Ecosystem: We have built one of the world’s largest developer learning communities, with approximately 6,000 high-quality developer tutorials and over 28,000 community-generated questions & answers. The strength and continued growth of our community ecosystem, which is managed by our internal developer relations and editorial teams, is predicated on differentiated content on our community education website, which attracts approximately 3.5 million monthly unique visitors.

•

Transparent and Predictable Pricing. Our approach to billing and pricing is simple, intuitive and transparent. Our pricing is consumption-based and renewable monthly, making it easy for our customers to optimize their deployments. We provide detailed monthly invoices, irrespective of the customer’s size or number of products purchased, making it easy to track usage on an ongoing basis. We enable our customers to completely control their spending and ensure there are no hidden charges that appear at the end of the month.

•

Security and Data Protection. We invest significantly in securing the computing infrastructure foundation upon which our customers build and scale their projects. We remove the complexity of securing infrastructure for our customers and make it simple for them to build the security layers required for their use cases. We are also committed to customer data privacy and utilize best-in-class access, encryption and data protection technologies and processes.

•

Built for Collaboration. Our platform enables secure and efficient collaboration across developer teams to manage and scale infrastructure and applications. We support thousands of developer teams on our platform and provide them with easy-to-use tools to better manage their workflows.

Key Benefits to Our Customers

Our solution is designed to empower our target customers with best-in-class cloud technologies, while supporting them with superior customer service. This customer-centric focus underpins our mission of simplifying cloud computing so developers and businesses can spend more time building software that changes the world. Our NPS averaged 65 during 2020, which is comparable to some of the world’s most beloved brands. For our customers, the key benefits of our solution include:

•	Accelerating innovation by leveraging the full power of the cloud

•	Making it simple to build, deploy and scale applications

•	Achieving rapid time-to-value with a reliable, highly-performant and cost-effective platform

•	Spending less time managing infrastructure and more time on higher value tasks that drive the growth and success of their businesses

•	Superior customer support that is free to all customers

•	A highly-reliable, scalable and secure platform

We have a highly diverse customer base that uses our platform for a variety of projects and applications. Recent customer success stories include:

•	RouteTrust, a telecommunications start-up, launched a Platform-as-a-Service (PaaS) offering that processes billions of voice calls each month using our Droplets and our Managed Kubernetes service.

•	Cloudways, a managed hosting company in Malta, provides web hosting services to over 250,000 websites using our Droplets.

•

Rockerbox, an advertising and analytics company, dramatically reduced their cloud costs by 80% by efficiently running their data collection and analysis using our Droplets and our Managed Kubernetes, Managed Databases, Load Balancers and Spaces services.

•	Jiji, an online marketplace platform in Nigeria, serves over 200 million buyers and sellers across five countries in Africa.

•	Parabol, a remote meeting platform for teams embracing agile practices, makes it easier to host planning sessions, scrums and meetings online using our Droplets and our Managed Database service.

•	Centra, a Software-as-a-Service (SaaS)-based e-commerce platform in Sweden, provides a powerful backend offering that allows brands to build custom-designed, online flagship stores.

•

An entrepreneur in the United Kingdom utilizes our Managed Kubernetes service and open source software to profitably scale his API-centric product helping online media companies automate their quality assurance testing.

Our Market Opportunity

The Infrastructure-as-a-Service (IaaS) and Platform-as-a-Service (PaaS) markets are two of the largest and fastest growing markets across all industries. According to IDC, the worldwide IaaS and PaaS markets for individuals and companies with less than 500 employees are estimated to be approximately $44.4 billion in the aggregate in 2020. The 2020 IaaS market, which is comprised of compute and storage, was estimated to be $31.9 billion. The 2020 PaaS market, which includes database management systems, application platforms and other platform services, was estimated to be $12.5 billion. According to IDC, these combined IaaS and PaaS markets are expected to grow to $115.5 billion in 2024, representing a 27% compound annual growth rate.

We believe the individual developer, start-up and SMB markets are underserved, and we expect our massive addressable market to continue to grow rapidly beyond 2024. The key drivers of this growth come from the increasing technological innovation which drives cloud adoption combined with the growing number of developers and SMBs worldwide. According to SlashData, the global developer population is expected to more than double over the next 10 years to approximately 45 million by 2030. Furthermore, there are more than 32 million SMBs in the United States alone, according to the World Bank, and we estimate that there are at least three times that number, or 100 million SMBs, globally. We expect this number will continue to grow, with more than 14 million net new SMBs created globally each year.

Our Growth Strategies

We are driving significant growth by executing on the following key strategies:

•

Growing Our Customer Base. We believe there is a substantial opportunity to further expand our customer base. We have historically attracted customers by offering a low-friction, self-service cloud platform combined with a highly-efficient self-service marketing model.

•

Increasing Usage by Our Existing Customers. Our customer base of more than 570,000 customers represents a significant opportunity for further sales expansion through increased usage of our platform and adoption of additional product offerings.

•

Investing in Our Platform and Product Offerings. We have a history of, and will continue to invest significantly in, delivering innovative products, features and functionality targeted at our core customer base. We have successfully attracted new customers to our platform and driven expansion with existing customers through new product launches, such as our Managed Kubernetes offering in late 2018, our Managed Database offering in 2019 and our App Platform service in October 2020.

•

Augmenting Our Platform through Opportunistic Strategic Acquisitions. We believe that strategic partnerships and acquisitions will allow us to accelerate our key platform, product and marketing initiatives. For example, our App Platform service originated from an acquisition and we have expanded our community tutorial content through two small acquisitions, and we believe that additional acquisition opportunities will supplement our organic growth strategy.

•

Growing and Engaging Our Community. More than 5 million unique visitors interact with our websites, including our developer community, each month to learn, share and educate others. We are committed to supporting and expanding this community of innovators and technologists through high-quality content and expanded developer-focused programs and events around the world.

Risk Factors Summary

Investing in our common stock involves a high degree of risk. The risks and uncertainties described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. These risks and uncertainties include, among others:

•	Our recent growth may not be indicative of our future growth.

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

•

If we are unable to attract new customers, including through our self-service customer acquisition model, retain existing customers and/or expand usage of our platform by such customers, we may not achieve the growth we expect, which would adversely affect our results of operations and financial condition.

•

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our platform or our customers’ data, we may incur significant liabilities and our reputation and business may be harmed.

•

If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or customer needs, our platform and products may become less competitive.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

•	Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

•	Activities of our customers or the content on their websites could subject us to liability.

•

The success of our business depends on our customers’ continued and unimpeded access to our platform on the internet and, as a result, also depends on internet providers and the related regulatory environment.

Corporate Information

We were incorporated in Delaware in 2012 under the name Digital Ocean, Inc. In 2016, as part of a restructuring, Digital Ocean, Inc. was converted into DigitalOcean, LLC, and DigitalOcean Holdings, Inc. was formed as the ultimate parent holding company. Our primary operations are performed globally through our wholly owned operating subsidiaries. Our principal executive offices are located at 101 6th Avenue, New York, New York 10013, and our telephone number is (646) 827-4366. Our website address is www.digitalocean.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“DigitalOcean®”, “Droplet®” and our other registered and common law trade names, trademarks and service marks are the property of DigitalOcean. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered by us	shares

Use of proceeds

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, facilitate our future access to the capital markets and increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed trading symbol	“DOCN”

The number of shares of common stock that will be outstanding after this offering is based on 88,803,340 shares of common stock outstanding as of December 31, 2020, and excludes:

•

16,933,494 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under the 2013 Stock Plan, or 2013 Plan, with a weighted-average exercise price of approximately $6.73 per share;

•	413,750 shares of common stock subject to restricted stock units, or RSUs, outstanding as of December 31, 2020 under the 2013 Plan;

•	308,632 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020 with a weighted-average exercise price of approximately $1.94 per share;

•	1,654,338 shares of common stock subject to RSUs granted after December 31, 2020 under the 2013 Plan;

•

                shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

                shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, as well as any future increases in the number of shares of common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 45,472,229 shares of common stock in connection with the completion of this offering;

•

the automatic conversion of warrants to purchase 308,632 shares of Series A-1 preferred stock into warrants to purchase the same number of shares of common stock in connection with the completion of this offering;

•	no exercise of outstanding options or warrants, or the settlement of outstanding RSUs, subsequent to December 31, 2020; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$203,136	$254,823	$318,380
Cost of revenue(1)	97,042	122,259	145,532

Gross profit	106,094	132,564	172,848

Operating expenses:
Research and development(1)	44,934	59,973	74,970
Sales and marketing(1)	29,445	31,340	33,472
General and administrative(1)	59,009	71,156	80,197

Total operating expenses	133,388	162,469	188,639

Loss from operations	(27,294)	(29,905)	(15,791)
Other (income) expense	7,484	9,692	26,866

Loss before income taxes	(34,778)	(39,597)	(42,657)
Income tax expense	1,221	793	911

Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.06)	$(1.06)	$(1.05)

Weighted-average shares used to compute net loss per share, basic and diluted(2)	33,971	38,004	41,658

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$42	$1,142	$545
Research and development	2,559	4,688	7,765
Sales and marketing	381	539	1,924
General and administrative	9,185	12,277	19,222

Total	$12,167	$18,646	$29,456

Stock-based compensation for the years ended December 31, 2018, 2019 and 2020 included compensation of $8.0 million, $12.1 million and $18.3 million, respectively, related to secondary sales of common stock by certain current and former employees, which is primarily included in General and administrative. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Years Ended December 31, 2019 and 2020—Operating Expenses” and “—Comparison of Years Ended December 31, 2018 and 2019—Operating Expenses.”

(2)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used to compute the per share amounts.

	December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$100,311	$	$
Total assets	430,252
Total liabilities	329,272
Convertible preferred stock	173,074
Total stockholders’ deficit	$(72,094)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 45,472,229 shares of common stock in connection with the completion of this offering; and (b) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital, as if such conversion, issuance and reclassification had occurred on December 31, 2020.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above; and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets and total stockholders’ deficit by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash, total assets and total stockholders’ deficit by $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.

Risk Factors Summary

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as more fully described below. These risks and uncertainties include, among others:

•	Our recent growth may not be indicative of our future growth.

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

•

If we are unable to attract new customers, including through our self-service customer acquisition model, retain existing customers and/or expand usage of our platform by such customers, we may not achieve the growth we expect, which would adversely affect our results of operations and financial condition.

•

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our platform or our customers’ data, we may incur significant liabilities and our reputation and business may be harmed.

•

If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or customer needs, our platform and products may become less competitive.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

•	Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

•	Activities of our customers or the content on their websites could subject us to liability.

•

The success of our business depends on our customers’ continued and unimpeded access to our platform on the internet and, as a result, also depends on internet providers and the related regulatory environment.

Risks Related to Our Business and Industry

Our recent growth may not be indicative of our future growth.

Our revenue was $203.1 million, $254.8 million and $318.4 million for the years ended December 31, 2018, 2019 and 2020, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

•	attract new customers and grow our customer base;

•	maintain and increase the rates at which existing customers use our platform, sell additional products and services to our existing customers, and reduce customer churn;

•	invest in our platform and product offerings;

•	augment our platform through opportunistic strategic acquisitions; and

•	grow and engage our community.

We may not successfully accomplish any of these objectives and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, we may be unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our results or growth for any prior quarterly or annual periods as any indication of our future results or growth.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have incurred significant losses since inception. We generated net losses attributable to common stockholders of $36.0 million, $40.4 million and $43.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $167.0 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses will increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

In addition, we expect to continue to expend substantial financial and other resources on:

•

our technology infrastructure, including systems architecture, scalability, availability, performance, security, hardware, equipment and other capital expenditures, including expenses to increase or maintain data center capacity and to successfully optimize and operate data center facilities;

•	our sales and marketing organization to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;

•

product development, including investments in our product development team and the development of new products and new functionality for our platform as well as investments in both further optimizing our existing products and infrastructure and expanding our integrations and other add-ons to existing products and services;

•	acquisitions or strategic investments; and

•	general administration, including increased legal and accounting expenses associated with being a public company.

Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our business, financial position and results of operations may be harmed, and we may not achieve or maintain profitability in the future.

We have a limited operating history, which makes it difficult to forecast our future results of operations.

We were founded in 2012 and, as a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition, changes to technology, a decrease in the growth of our overall market, our failure to attract more small and medium sized business customers, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, including the other risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•	fluctuations in demand for or pricing and usage of our platform and products;

•	our ability to attract new customers and retain existing customers;

•	customer expansion rates;

•	integration of new products;

•	timing and amount of our investments and capital expenditures related to successfully optimizing, utilizing and expanding our data center facilities;

•	the investment in and integration of new products and features relative to investments in our existing infrastructure and products;

•	our ability to control costs, including our operating expenses, and the timing of payment for expenses;

•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•	the effects of acquisitions and their integration;

•

general economic conditions, both domestically and internationally, and economic conditions specifically affecting industries in which our customers participate, including those related to the recent COVID-19 pandemic and responses thereto;

•	the impact of new accounting pronouncements;

•

changes in regulatory or legal environments that may cause us to, among other elements, be unable to continue operating in a particular market, remove certain customers from our platform, and/or incur expenses associated with compliance;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers or new entrants into our market;

•	our ability to control fraudulent registrations and usage of our platform, reduce bad debt and lessen capacity constraints on our data centers, servers and equipment; and

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and platform capabilities.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

If we are unable to attract new customers, including through our self-service customer acquisition model, retain existing customers and/or expand usage of our platform by such customers, we may not achieve the growth we expect, which would adversely affect our results of operations and financial condition.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with our products and services. Our business is usage-based and it is important for our business and financial results that our paying customers maintain or increase their usage of our platform and purchase additional products from us. Historically, we have relied on our self-service customer acquisition model for a significant majority of our revenue. While we are expanding our direct sales efforts and personnel, we expect a significant majority of our revenue to come from our self-service customer acquisition model in the coming years. If our self-service customer acquisition model is not as effective as we anticipate, our future growth will be impacted.

In addition, we must persuade potential customers that our products offer significant advantages over those of our competitors. As our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to maintain or expand usage of our platform could be impaired. Even if we do attract new customers, the cost of new customer acquisition, product implementation and ongoing customer support may prove higher than anticipated, thereby impacting our profitability. For example, while we maintain an active user community that serves as a support resource for our customers, there is no guarantee that our customers will continue to contribute to or utilize the community as a self-support resource, and any failure to maintain such an active community could require us to expend more resources on customer acquisition and customer support, and impact our profitability.

Other factors, many of which are out of our control, may now or in the future impact our ability to add new customers in a cost-effective manner, include:

•	potential customers’ commitments to existing platforms or greater familiarity or comfort with other platforms or products;

•	our failure to expand, retain, and motivate our sales and marketing personnel;

•	our failure to obtain or maintain industry security certifications for our platform and products;

•	negative media, industry, or financial analyst commentary regarding our platform and the identities and activities of some of our customers;

•	the perceived risk, commencement, or outcome of litigation; and

•	deteriorating general economic conditions.

The vast majority of our contracts with our customers are based on our terms of service, which do not require our customers to commit to a specific contractual period, and which permit the customer to terminate their contracts or decrease usage of our products and services without advance notice. Our customers generally have no obligation to maintain their usage of our platform. This ease of termination could cause our results of operations to fluctuate significantly from quarter to quarter. Our customer retention may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with the security, performance, and reliability of our products, our prices and usage plans, our customers’ budgetary restrictions, the perception that competitive products provide better or less expensive options, negative public perception of us or our customers, and deteriorating general economic conditions. As a result, we may face high rates of customer churn if we are unable to meet our customer needs, requirements and preferences.

Our future financial performance also depends in part on our ability to expand our existing customers’ usage of our platform and sell additional products to our existing customers. Conversely, our paying customers may reduce their usage to lower-cost pricing tiers if they do not see the marginal value in maintaining their usage at a higher-cost pricing tier, thereby impacting our ability to increase revenue. In order to expand our commercial relationship with our customers, existing customers must decide that the incremental cost associated with such an increase in usage or subscription to additional products is justified by the additional functionality. Our customers’ decision whether to increase their usage or subscribe to additional products is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform and existing products, the functionality of any new products we may offer, general economic conditions, and customer reaction to our pricing model. If our efforts to expand our relationship with our existing customers are not successful, our financial condition and results of operations may materially suffer.

In addition, to encourage awareness, usage, familiarity and adoption of our platform and products, we may offer a credit to new customers who sign up for and use our platform. To the extent that we are unable to successfully retain customers after use of the initial credit, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market for our platform and solutions may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our products and services, the entry of competitive products or services or the future growth rate and size of the Infrastructure-as-a-Service (IaaS) and

Platform-as-a-Service (PaaS) markets. The expansion of these markets depends on a number of factors, including the cost, performance, and perceived value associated with cloud computing platforms as an alternative to more established and legacy systems, the ability of cloud computing platform providers to address heightened data security and privacy concerns, and the cost and effort associated with converting or transition from current systems to cloud-based systems. If we or other cloud computing platform providers experience security incidents, loss of customer data, disruptions or other similar problems, the market for these applications as a whole, including our platform and products, may be negatively affected. If there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, either now or in the future, the market for our platform and products might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

Our core customer base consists of individual developers, early stage start-ups and small-to-medium size businesses. As these individuals and organizations grow, if we are unable to meet their evolving needs, we may not be able to retain them as customers. Our business will also suffer if the markets for our solutions proves less lucrative than projected or if we fail to effectively acquire and service such users.

Our core customer base consists of individual developers, early stage start-ups and small-to-medium size businesses, many of which plan for high growth. We expect that our path to growth will, in part, rely on scaling our platform to meet the needs of such customers as they increase usage of our platform. Accordingly, if such customers fail to grow as expected, then our path to growth may be adversely affected. In addition, our inability to offer both suitable services to support their businesses at scale and suitable and appropriately priced services for the initial state of their business, and could adversely affect our business, financial condition and results of operations.

We believe that the individual developer, early stage start-ups and small-to-medium size business markets are underserved, and we intend to continue to devote substantial resources to such markets. However, these customers and potential customers frequently have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions. If the individual developer, early stage start-ups and small-to-medium size business markets fail to be as lucrative as we project or we are unable to market and sell our services to such customers effectively, our ability to grow our revenues quickly and achieve or maintain profitability will be harmed.

As we expand our product offerings, we may also attract larger customers outside of our core customer base. Sales to larger customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

Sales to larger customers outside of our core customer base involve risks that may not be present or that are present to a lesser extent with sales to individual developers, early stage start-ups and small-to-medium size businesses, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, larger customers may require considerable time to evaluate and test our solutions and those of our competitors prior to making a decision on whether to subscribe to our platform. Moreover, larger customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or customer needs, our platform and products may become less competitive.

Our ability to attract new users and customers, expand our customer base, and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing platform and products, increase adoption and usage of our platform and products, and introduce new products and capabilities. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. If we were unable to enhance our products and platform capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our products, our business, financial condition and results of operations could be adversely affected.

We expect that the number of integrations and developer tools we will need to support will continue to expand as developers adopt new technologies, and we will have to develop new or upgraded versions of our platform and products to work with those new platforms. This development effort may require significant engineering, sales and marketing resources, all of which would adversely affect our business. Any failure of our platform or products to operate effectively with future technologies and developer tools could reduce the demand for our platform and products. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our business, financial condition and results of operations could be adversely affected.

Our policies regarding user privacy could cause us to experience adverse business and reputational consequences with customers, employees, suppliers, government entities, users, and other third parties.

From time to time, government entities and law enforcement bodies may seek our assistance with obtaining information about our customers or users. Although we protect the privacy of our customers to the extent possible, we may be required from time to time to provide information about our customers to government entities and law enforcement bodies. In light of our privacy commitments, we may legally challenge law enforcement requests to provide access to our systems, customer Droplets, or other user content but may face complaints that we have provided information improperly to law enforcement or in response to third party abuse complaints. We may experience adverse political, business, and reputational consequences, to the extent that we (a) do not provide assistance to or comply with requests from government entities or challenge those requests publicly or in court or (b) provide, or are perceived as providing, assistance to government entities that exceeds our legal obligations. Any such disclosure could significantly and adversely impact our business and reputation.

We publish a transparency report on an annual basis to provide details of law enforcement and government requests we receive. Our transparency report also includes a list of certain actions we have taken in response to law enforcement requests, including disclosure of information in response to law enforcement requests, as well as our standard policies and procedures regarding any such requests. Both the publishing of our transparency report and, conversely, the actions we take or challenge in response to law enforcement requests could damage our business and reputation.

We rely on third-party data center providers to ensure the functionality of our platform and products. If our data center providers fail to meet the requirement of our business, or if our data center facilities experience damage, interruption or a security breach, our ability to provide access to our platform and maintain the performance of our network could be negatively impacted.

We operate fourteen data centers through leases with third-party data center providers located in the United States, India, Germany, the United Kingdom, Canada, the Netherlands and Singapore. Our business is reliant on these data center facilities. Given that we lease this data center space, we do not control the operation of these third-party facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. All of our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, terrorism and other catastrophic events. We and our data centers have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and capacity constraints, due to an overwhelming number of customers accessing our platform simultaneously. Data center facilities housing our network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons. In addition, while we have entered into various agreements for the lease of data center space, equipment, maintenance and other services, the third party could fail to live up to the contractual obligations under those agreements.

Other factors, many of which are beyond our control, that can affect the delivery, performance, and availability of our platform and products include:

•	the development, maintenance, and functioning of the infrastructure of the internet as a whole;

•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;

•	the failure of our redundancy systems, in the event of a service disruption at one of the facilities hosting our network infrastructure, to redistribute load to other components of our network;

•	the failure of our disaster recovery and business continuity plans; and

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decisions by the owners and operators of the co-location and ISP-partner facilities where our network infrastructure is deployed or by global telecommunications service provider partners who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, breach their contracts with us, or prioritize the traffic of other parties.

The occurrence of any of these factors, or our inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our customers, or otherwise materially harm our business, results of operations, and financial condition.

The components of our global network are interrelated, such that disruptions or outages affecting one or more of our network data center facilities may increase the strain on other components of our network. In addition, the failure of any of our data center facilities for any significant period of time could place a significant strain upon the ongoing operation of our business, as we have only limited redundant functionality for these facilities, and there may be concentration issues regarding the storing and backup of customer data. Such a failure of a core data center facility could degrade and slow down our network, reduce the functionality of our products for our customers, impact our ability to bill our customers, and otherwise materially and adversely impact our business, reputation, and results of operations.

In addition, if we do not optimize and operate these data center facilities efficiently, or if we fail to expand our data centers to meet increased customer demand, it could result in either lack of available capacity (resulting in poor service performance or technical issues) or excess data center capacity (resulting in increased unnecessary costs), both of which could result in the dissatisfaction or loss of customers and cause our business, results of operations and financial condition to suffer. As we continue to add product and service capabilities, our data center networks become increasingly complex and operating them becomes more challenging.

The terms of our existing data center agreements and leases vary in length and expire on various dates. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. Even if we are able to renew the leases on our existing data centers, rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, may increase from the rates we currently pay under our existing lease agreements. Migrations to new facilities could also be expensive and present technical challenges that may result in downtime for our affected customers. There can also be no assurances that our plans to mitigate customer downtime for affected customers will be successful.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our platform or our customers’ data, we may incur significant liabilities and our reputation and business may be harmed.

Our platform and products involve the storage and transmission of data, including personally identifiable information, and security breaches or unauthorized access to our platform and products could result in the loss of our or our customers’ or users’ data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. We have been in the past and may continue to be in the future the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ or users’ data or to disrupt our ability to provide our services. While we have taken steps to protect the confidential and personal information that we have access to, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ or users’ data on our behalf could be breached or we could suffer a loss of our or our customers’ or users’ data. Our ability to monitor our third-party service providers’ data security is limited. Cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), and general hacking have become more prevalent in our industry, particularly against cloud services. In addition, errors due to the action or inaction of our employees, contractors, or others with authorized access to our network could lead to a variety of security incidents. Further, we do not directly control content that our customers or users store, use, or access in our products. If our customers or users use our products for the transmission or storage of personally identifiable information and our security measures are or are believed to have been breached as a result of third party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. In addition, our remediation efforts may not be successful.

We also process, store and transmit our own data as part of our business and operations. This data may include personally identifiable, confidential or proprietary information. There can be no assurance that any security measures that we or our third party service providers have implemented will be effective against current or future security threats. While we have developed systems and processes to protect the integrity, confidentiality and security of our and our customers’ or users’ data, our security measures or those of our third party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.

Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny customers or users access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our brand, reduce the demand for our products, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

In addition, our customers require and expect that we and/or our service providers maintain industry-related compliance certifications, such as SOC 1, SOC 2, SOC 3, PCI-DSS, NIST 800-53, and others. There are significant costs associated with maintaining existing and implementing any newly-adopted industry-related compliance certifications, including costs associated with retroactively building security controls into services which may involve re-engineering technology, processes and staffing. The inability to maintain applicable compliance certifications could result in monetary fines, disruptive participation in forensic audits due to a breach, security-related control failures, customer contract breaches, customer churn and brand and reputational harm.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The growth and expansion of our business will continue to require additional management, operational and financial resources. As usage of our platform grows, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, to serve our growing customer base, and to improve our information technology and financial infrastructure, operating and administrative systems and our ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of or delay in these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

In addition, we must also continue to effectively manage our capital expenditures by maintaining and expanding our data center capacity, servers and equipment, grow in geographies where we currently have a small presence and ensure that the performance, features and reliability of our service offerings and our customer service remain competitive in a rapidly changing technological environment. If we fail to manage our growth, the quality of our platform and products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

If we underestimate or overestimate our data center capacity requirements and our capital expenditures on data centers, servers and equipment, our results of operations could be adversely affected.

The costs of building out, leasing and maintaining our data centers constitute a significant portion of our capital and operating expenses. To manage our capacity while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements in order to effectively manage our capital expenditures. We may be unable to project accurately the rate or timing of increases in volume of usage on our platform or to successfully allocate resources to address such increases, and may underestimate the data center capacity needed to address such increases, and in response, we may be unable to increase our data capacity, and increase our capital expenditures on servers and other equipment, in an expedient and cost-effective manner to address such increases. If we underestimate our data center capacity requirements and capital expenditure requirements, we may not be able to provide our platform and products to current customers or service the expanding needs of our existing customers and may be required to limit new customer acquisition or enter into leases or other agreements for data centers, servers and other equipment that are not optimal, all of which may materially and adversely impair our results of operations.

In addition, many of our data center sites are subject to multi-year leases. If our capacity needs are reduced, or if we decide to close a data center, we may nonetheless be committed to perform our obligations under the applicable leases including, among other things, paying the base rent for the balance of the lease term and continuing to pay for any servers or other equipment. If we overestimate our data center capacity requirements and capital expenditures, and therefore secure excess data center capacity and servers or other equipment, our operating margins could be materially reduced.

We rely on a limited number of suppliers for certain components of the equipment we use to operate our network and any disruption in the availability of these components could delay our ability to expand or increase the capacity of our platform or replace defective equipment.

We do not manufacture the products or components we use to build our platform and the related infrastructure. We rely on a limited number of suppliers for several components of the equipment we use to operate our platform and provide products to our customers. Our reliance on these suppliers exposes us to risks, including:

•	reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components;

•	limited ability to control the quality, quantity and cost of our products or of their components;

•	the potential for binding price or purchase commitments with our suppliers at higher than market rates;

•	limited ability to adjust production volumes in response to our customers’ demand fluctuations;

•	labor and political unrest at facilities we do not operate or own;

•	geopolitical disputes disrupting our supply chain;

•	business, legal compliance, litigation and financial concerns affecting our suppliers or their ability to manufacture and ship our products in the quantities, quality and manner we require;

•	impacts on our supply chain from adverse public health developments, including outbreaks of contagious diseases such as the ongoing COVID-19 pandemic; and

•	disruptions due to floods, earthquakes, storms and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources.

In addition, we are continually working to expand and enhance our platform features, technology and network infrastructure and other technologies to accommodate substantial increases in the volume of usage on our platform, the amount of content we host and our overall total customers. We may be unable to project accurately the rate or timing of these increases or to successfully allocate resources to address such increases, and may underestimate the data center capacity needed to address such increases, and our limited number of suppliers may not be able to quickly respond to our needs, which could have a negative impact on customer experience and our financial results. In the future, we may be required to allocate additional resources, including spending substantial amounts, to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer usage, and our suppliers may not be able to satisfy such requirements. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively or in a timely manner. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our products. Such reduced demand and resulting loss of traffic, cost increases, or failure to accommodate new technologies could harm our business, revenue and financial condition.

If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our business will be harmed.

Because our customers choose to integrate our products with certain capabilities provided by third-party providers, the functionality and popularity of our platform depends, in part, on our ability to integrate our platform and applications with developer tools and other third-party applications. These third parties may change the features of their technologies, restrict our access to their applications, or alter the terms governing use of their applications in a manner that is adverse to our business. Such changes could functionally limit or prevent our ability to use these third-party technologies in conjunction with our platform, which would negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with new third-party applications that our customers use, we may not be able to offer the functionality that our customers need, which would harm our business.

We rely heavily on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.

The reliability and continuous availability of the software, hardware and workflow processes underlying our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business. Any interruptions resulting in our inability to timely deliver our products, or materially impacting the efficiency or cost with which we provide our products, would harm our brand, profitability and ability to conduct business. If third-party vendors increase their prices and we are unable to successfully pass those costs on to our customers, it could have a substantial effect on our results of operations.

We rely on third-party software for certain essential financial and operational services, and a failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third-party software to provide many essential financial and operational services to support our business, including, without limitation, encryption and authentication technology, infrastructure operations, employee email, content delivery to customers, back-office support, credit card processing and other functions. Many of these vendors are less established and have shorter operating histories than traditional software vendors. Moreover, these vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes. Any failure by these vendors to do so, or any disruption in our ability to access the internet, would materially and adversely affect our ability to manage our operations. In addition, although we have developed systems and processes that are designed to protect customer and user data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security.

Performance problems or defects associated with our platform may adversely affect our business, financial condition and results of operations.

It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times and as our customer base grows and our platform becomes more complex. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, significant cost of remedying these problems and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.

Further, the software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new products may be detected in the future by us or our users. We cannot assure you that our existing platform and new products will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

The markets that we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense. We compete primarily with large, diversified technology companies that focus on large enterprise customers and provide cloud computing as just a portion of the services and products that they offer. The primary vendors in this category include Amazon (AWS), Microsoft (Azure), Google (GCP), IBM and Oracle. We also compete with smaller, niche cloud service providers that typically target individuals and smaller businesses, simple use cases or narrower geographic markets. Some examples in this category include OVH, Vultr, Heroku, and Linode.

Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors, particularly our larger competitors, have substantial competitive advantages as compared to us, including greater name recognition and longer operating histories, larger sales and marketing and customer support budgets and resources, the ability to bundle products together, larger and more mature intellectual property portfolios, greater resources to make acquisitions and greater resources for technical assistance and customer support. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities.

In addition, some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition.

We do not have sufficient history with our pricing model to accurately predict the optimal pricing necessary to attract new customers and retain existing customers. Our pricing model subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

We have limited experience determining the optimal prices for our products and, as a result, we have in the past and expect that we will need to change our pricing model from time to time in the future. As the market for our products matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers using the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our customers and negatively impact our overall revenue. Moreover, certain customers may demand substantial price concessions. As a result, in the future we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

We generally charge our customers for their usage of our platform, and the add-on features and functionality they choose to enable. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed.

If we fail to retain and motivate members of our management team or other key employees, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, particularly Yancey Spruill, our Chief Executive Officer. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. For example, a number of our executive officers have only recently joined us. If we do not successfully manage executive officer transitions, it could be viewed negatively by our customers, employees or investors and could have an adverse impact on our business. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in cloud computing and infrastructure solutions. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Our corporate culture has contributed to our success and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and entrepreneurial spirit we have worked hard to foster, which could harm our business.

We believe our corporate culture of rapid innovation, teamwork, and attention to customer support has been a key contributor to our success to date. We expect to continue to hire aggressively as we expand, and if we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity and entrepreneurial spirit we believe we need to support our growth. Our substantial anticipated headcount growth may result in a change to our corporate culture, which could harm our business.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing the DigitalOcean brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support. Failure to maintain high-quality customer support could have an adverse effect on our business, results of operation, and financial condition.

We believe that the successful use of our platform and products requires a high level of support and engagement for many of our customers, particularly our business customers. In order to deliver appropriate customer support and engagement, we must successfully assist our customers in deploying and continuing to use our platform and products, resolving performance issues, addressing interoperability challenges with the customers’ existing IT infrastructure, and responding to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Because our platform and products are designed to be highly configurable and to rapidly implement customers’ reconfigurations, customer errors in configuring our platform and products can result in significant disruption to our customers. Our support organization faces additional challenges associated with our international operations, including those associated with delivering support, training, and documentation in languages other than English. Increased demand for customer support, without corresponding increases in revenue, could increase our costs and adversely affect our business, results of operations, and financial condition.

In addition, we rely on our user community to serve as a resource for questions on any part of our platform. Members of our user community are not obligated to participate in discussions with other users, and to the extent they do not, our customers’ ability to find answers to questions about our platform of services may suffer. If we are unable to develop self-service support resources that are easy to use and that our customers utilize to resolve their technical issues, or if our customers choose not to take advantage of these self-service support services, our customers’ experience with our platform may be negatively impacted.

There can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their usage of our platform could be adversely affected.

Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of unfavorable changes in our industry or the global economy on us or our customers and potential customers. Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth in the United States or abroad, financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, outbreaks of contagious diseases (such as the recent COVID-19 pandemic), warfare and terrorist attacks on the United States, Europe or elsewhere, could cause a decrease in business investments, including spending on information technology, disrupt the timing and cadence of key industry events, and negatively affect the growth of our business and our results of operations. For example, any reductions in information technology spending may fall disproportionately on outsourced and cloud-based solutions like ours. In addition, impacts of the COVID-19 pandemic may be exacerbated by the disproportionate impact it is having on the individual developers, early stage start-ups and small-to-medium size businesses that make a large portion of our customer base, many of which may be forced to shut down or limit operations for an indefinite period of time. Economic weakness, customer financial difficulties and constrained spending on information technology operations could adversely affect our customers’ ability or willingness to subscribe to our service offerings, delay purchasing decisions and lengthen our sales cycles, reduce the usage of our products and services, or increase churn, all of which could have an adverse effect on our sales and operating results. In addition, our competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers and may be less dependent on key industry events to generate sales for their products. Further, the increased pace of consolidation in certain industries may result in reduced overall spending on our products and solutions. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or how any such event may impact our business.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

•	slower than anticipated availability and adoption of cloud-based infrastructures and platforms by international businesses;

•	the need to adapt and localize our products for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	potential changes in trade relations, regulations, or laws;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

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challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

•	payment issues and other foreign currency risks, including fluctuations in exchange rates;

•	laws and business practices favoring local competitors or general market preferences for local vendors;

•	political instability or terrorist activities;

•	any legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union;

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an outbreak of a contagious disease, including COVID-19, which may cause us or our third-party providers and/or customers to temporarily suspend our or their respective operations in the affected city or country; and

•	adverse tax burdens and foreign exchange restrictions that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We are exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

Our sales are denominated in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our results of operations. Our operating expenses incurred outside the United States are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. In addition, we are exposed to fluctuations in interest rates, which has resulted in a negative interest rate environment, in which interest rates drop below zero. In this zero interest rate environment, any cash that we may hold with financial institutions, including cash proceeds received from this offering, will continue to yield a storage charge instead of earning interest income, and encourages us to spend our cash or make high-risk investments, all of which could adversely affect our financial position, results of operations, and cash flows.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations to better support our growth into international markets. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our tax provision could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals such as legislation enacted in the United States, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. For example, on December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States The Tax Act makes broad and complex changes to the U.S. tax code including, among other things, changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss, or NOL, carryforwards, allowing the expensing of certain capital expenditures, and the migration from a “worldwide” system of taxation to a territorial system. We are unable to predict whether any future changes will occur and, if so, the impact of such changes, including on the U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock.

We could be required to collect additional taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had NOL carryforwards for federal and state income tax purposes of approximately $103.2 million and $128.1 million, respectively, which may be available to offset taxable income in the future, and which expire in various years beginning in 2032 for federal purposes and 2021 for state purposes if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal net operating losses incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change (including, potentially, in connection with this offering) under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

Our leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

As of December 31, 2020, our total indebtedness was approximately $263.7 million. Our leverage could have a material adverse effect on our business and financial condition, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•

exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness, whether fixed or floating rate interest, to be higher than they would be otherwise;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes;

•	increasing our vulnerability to adverse economic, industry or competitive developments; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

A substantial majority of our indebtedness consists of indebtedness under our credit facility with KeyBank National Association, as administrative agent, and the other lenders party thereto, which matures in 2025. We may not be able to refinance our existing indebtedness because of our amount of debt, debt incurrence restrictions under our debt agreements or adverse conditions in credit markets generally. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in an adverse effect on our financial condition and results of operations.

In addition, a portion of our capital expenditures, including expenditures on data centers, equipment and servers, is purchased through financing arrangements with third parties and other forms of indebtedness. If we are unable to meet our obligations under such financing arrangements, such vendors may seek recourse against us, including seizure of the financed equipment or severs.

Furthermore, we may incur significant additional indebtedness in the future. Although the credit agreement that governs substantially all of our indebtedness contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables. To the extent we incur additional indebtedness, the significant leverage risks described above would be exacerbated.

Our credit agreement imposes significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The credit agreement that governs our credit facility imposes significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively limit our ability to, among other things:

•	incur or guarantee additional debt or issue disqualified equity interests;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and

•	transfer or sell assets.

As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

U.S. generally accepted accounting principles, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates, judgments, and assumptions used in our financial statements include, but are not limited to, those related to revenue recognition, accounts receivable and related reserves, useful lives and realizability of long lived assets, capitalized internal-use software development costs, assumptions used in the valuation of warrants, accounting for stock-based compensation, and valuation allowances against deferred tax assets. These estimates are periodically reviewed for any changes in circumstances, facts, and experience. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and sales of our products. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue to support our business growth, respond to business challenges, expand our operations or otherwise capitalize on our business opportunities due to lack of sufficient capital. Even if we are able to raise such capital, we cannot assure you that it will enable us to achieve better operating results or grow our business.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their infrastructure is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise.

We could also face risks related to liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities, and litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties, and our efforts to limit such liabilities could be unsuccessful. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could adversely affect our results of operations.

The recent COVID-19 pandemic and any related economic downturn could negatively impact our business, financial condition and results of operations.

The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments. COVID-19 could adversely affect workforces, economies and financial markets globally, potentially leading to an economic downturn and a reduction in customer spending on our solutions or an inability for our customers, partners, suppliers or vendors or other parties with whom we do business to meet their contractual obligations. While it is not possible at this time to predict the duration and extent of the impact that COVID-19 could have on worldwide economic activity and our business in particular, the continued spread of COVID-19 and the measures taken by governments, businesses and other organizations in response to COVID-19 could adversely impact our business, financial condition and results of operations. For example, impacts of the COVID-19 pandemic may be exacerbated by the disproportionate impact it is having on the individual developers, early stage start-ups and small-to-medium size businesses that make a large portion of our customer base, many of which may be forced to shut down or limit operations for an indefinite period of time. Economic weakness, customer financial difficulties and constrained spending on IT operations could adversely affect our customers’ ability or willingness to subscribe to our service offerings, delay purchasing decisions and lengthen our sales cycles, reduce the value of their contracts, or increase churn, all of which could have an adverse effect on our sales and operating results.

Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk

Factors” section, including but not limited to, those related to our ability expand within our existing customer base, acquire new customers, develop and expand our sales and marketing capabilities and expand internationally.

Our business could be disrupted by catastrophic occurrences and similar events.

Our platform and the public cloud infrastructure on which our platform relies are vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our public cloud providers could result in disruptions, outages, and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

Our business could be negatively impacted by changes in the United States political environment.

The 2020 presidential, congressional and state elections in the United States have resulted in significant uncertainty with respect to, and have and could further result in changes in, legislation, regulation, and government policy at the federal, state, and local levels. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during election campaigns and more recently that might materially impact us include, but are not limited to, changes to trade agreements, immigration policy, import and export regulations, tariffs and customs duties, income tax regulations and the federal tax code, public company reporting requirements, and antitrust enforcement. Further, an extended federal government shutdown resulting from failing to pass budget appropriations, adopt continuing funding resolutions, or raise the debt ceiling, and other budgetary decisions limiting or delaying deferral government spending, may negatively impact U.S. or global economic conditions, including corporate and consumer spending, and liquidity of capital markets. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation and financial condition could be materially and adversely affected in the future.

Risks Related to Our Regulatory Environment

Activities of our customers or the content on their websites could subject us to liability.

We provide products and services that enable our customers and users to exchange information and engage in various online activities, and our products and services include substantial user-generated content. For instance, customers and users include content on their Droplets, post or generate content on our website’s community section, and offer applications and integrations through our marketplace. Customer or user content or activity may be infringing, illegal, hostile, offensive, unethical, or inappropriate, may violate our terms of service or a customer’s own policies, or may be intended to, or inadvertently, circumvent or threaten the confidentiality, integrity, security or availability of information or network services of other products, services, or systems, including, for example, by launching various attacks. We are not currently subject to lawsuits arising from the conduct of our customers or users, or subject to other regulatory enforcement actions relating to their content or actions, but we may be subject to such suits or measures in the future. Even if claims against us are ultimately unsuccessful, defending against such claims will increase our legal expenses and divert management’s attention from the operation of our business, which could adversely impact our business and results of operations, and our brand, reputation, and financial results may be harmed.

We (like other intermediary online service providers) rely primarily on two sets of laws in the U.S. to shield us from legal liability with respect to user activity. The Digital Millennium Copyright Act, or DMCA, provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act, or CDA, protects providers of an interactive computer service from liability with respect to most types of content provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular and current, calls for revision. In particular, a recent executive order by President Trump required, among other things, that the Federal Communications Commission, or FCC, consider whether to conduct a rulemaking proceeding that might reinterpret and narrow the protections of Section 230 of the CDA. The FCC announced in October 2020 that it is commencing that rulemaking proceeding. In addition, a variety of bills have recently been introduced in the U.S. Congress that would seek to make changes to the scope of Section 230 of the CDA, including legislation in the U.S. Congress that, if enacted, would narrow the protections of Section 230 of the CDA. Enactment of this legislation or an unfavorable outcome of the FCC rulemaking could limit our ability to rely on the protections of Section 230 of the CDA. Furthermore, recent litigation has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to us or may provide us with incomplete or insufficient protection from claims.

We do not typically monitor the content, activities, or Droplets of our customers or users, so inappropriate content may be posted or activities executed before we are able to take protective action, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable content, we may continue to allow use of our products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of our customers or users may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our customers or users, up to and including banning them from using our products, services, or websites, may harm our brand and reputation.

In addition to liability based on our activities in the U.S., we may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability. For example, in 2019, the EU approved a copyright directive that will impose additional obligations on online platforms, and failure to comply could give rise to significant liability. Other recent laws in Germany (extremist content), Australia (violent content), India (intermediary liability) and Singapore (online falsehoods), as well as other new similar laws, may also expose cloud-computing companies like us to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition. Potential litigation could expose us to claims for damages and affect our business, financial condition and results of operations.

Our business could be affected by the enactment of new governmental regulations regarding the internet or the application of additional or different existing governmental regulation to our business, products, or services.

The legal and regulatory environment pertaining to the internet and products and services such as ours, both in the U.S. and internationally, is uncertain and may change. New laws may be passed, existing but previously inapplicable or unenforced laws may be deemed to apply, legal safe harbors may be narrowed, and courts may issue decisions affecting existing regulations or leading to new ones. Furthermore, legal and regulatory authorities, both in the U.S. and internationally, may characterize or recharacterize us and our business, products, or services in ways that would apply additional or different regulations to us. These changes could affect, among other things, areas related to our business such as the following:

•

the liability of online service providers for actions by customers or users, including fraud, illegal content, spam, phishing, libel and defamation, hate speech, infringement of third-party intellectual property and other abusive conduct;

•	other claims based on the nature and content of internet materials;

•	user data privacy and security issues;

•	consumer protection risks;

•	digital marketing aspects;

•	characteristics and quality of services, including changes to networking relationships and anti-circumvention technologies;

•	the contractual terms within our terms of service and other agreements with customers;

•	cross-border e-commerce issues; and

•	ease of access by our users to our platform.

New laws or regulations, or new applications or interpretations of existing laws or regulations, could hinder growth and decrease acceptance, both of the internet and online services, or of our specific products or services, both generally or with respect to certain uses or industries. Such legal changes could increase our costs of doing business, subject our business to increased liability for non-compliance, or prevent us from marketing or delivering our services over the internet or in specific jurisdictions, thereby materially harming our business and results of operations.

The success of our business depends on our customers’ continued and unimpeded access to our platform on the internet and, as a result, also depends on internet providers and the related regulatory environment.

Our customers must have internet access in order to use our platform. Some internet providers may take measures that affect their customers’ ability to use our platform, such as degrading the quality of the content we transmit over their lines, giving that content lower priority, giving other content higher priority than ours, blocking our content entirely, or attempting to charge their customers more for using our platform.

In December 2010, the FCC adopted net neutrality rules barring internet providers from blocking or slowing down access to online content, thereby protecting services like ours from such interference. The FCC has repealed the net neutrality rules, and it is currently uncertain how the U.S. Congress will respond to this decision. To the extent network operators attempt to interfere with our platform, extract fees from us to deliver our platform or from customers for the use of our platform, or otherwise engage in discriminatory practices, our business could be adversely impacted. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense, or otherwise harm our business. The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the internet, could impact our customers’ continued and unimpeded access to our platform on the internet.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

We have legal obligations regarding protection and appropriate use of personally identifiable and other proprietary information. We are subject to a variety of enacted and proposed federal, state, local and international laws, directives and regulations relating to the collection, use, security, transfer and other processing of personally identifiable information. The regulatory framework for privacy and security issues worldwide is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post information about our privacy practices but we may be alleged to have failed to do so, which could subject us to potential regulatory or private party actions if they are found to be noncompliant, deceptive, unfair, or misrepresentative. In the United States, these include enforcement actions by federal agencies and state attorneys general. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no customer or user information is compromised, we may incur significant fines or experience a significant increase in costs or reputational harm.

Laws in all states require businesses to provide notice to customers and users whose personally identifiable information has been disclosed as a result of a data breach and compliance can be costly. Further, California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and adversely affect our business. Further, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Most jurisdictions in which we operate have established legal frameworks for privacy and security with which we or our customers must comply, including the European Union, or EU. The EU has adopted the General Data Protection Regulation, or GDPR, which contains more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. The GDPR also introduced greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater. Such penalties are in addition to any civil litigation claims by customers and data subjects. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit).

We will also be subject to evolving European Union laws on data export, where data is transferred outside the European Union to us or third parties only when a suitable data transfer solution exists to safeguard personal data. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, issued a decision called Schrems II that (a) calls into question certain data transfer mechanisms (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the U.S. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country. We continue to investigate and implement contractual, organizational, and technical changes in response to Schrems II, but we cannot guarantee that any such changes will be sufficient under applicable laws and regulations or by our customers, governments, or the public. To the extent that we transfer personal data outside the European Union, there is risk that any of our data transfers will be halted, limited, or challenged by third parties.

Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. Since January 1, 2021, the United Kingdom has been a “third country” under the GDPR. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example whether (and when) an Adequacy Decision may be granted by the European Commission enabling data transfers from EU member states to the United Kingdom and the role of the UK Information Commissioner’s Office following the end of the transitional period. These changes will lead to additional costs and increase our overall risk exposure.

Where we transfer personal data outside the European Economic Area, or the EEA, or the United Kingdom to third parties, we do so in compliance with relevant data export requirements. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined below.

In addition to the GDPR, the European Commission has another draft regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, that would replace the current ePrivacy Directive. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and metadata, which may negatively impact our platform and products and our relationships with our customers.

Complying with the GDPR and the ePrivacy Regulation, if and when the latter becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. We may not be successful in our efforts to achieve compliance and may also experience difficulty retaining or obtaining new European or multi-national customers or significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. While we utilize data centers in the EEA to maintain certain customer and user data (which may include personal data) originating from the EU in the EEA, we may find it necessary to establish additional systems and processes to maintain such data in the EEA, which may involve substantial expense and distraction from other aspects of our business. Additionally, data localization requirements in other jurisdictions may cause us to incur potentially significant costs for establishing and maintaining facilities for storing and processing such data.

Privacy and data protection laws and industry standards around the world may be interpreted and applied in a manner that is inconsistent with our existing practices or product and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory actions and penalties, costs for remediation, and damage to our reputation, we could be required to fundamentally change our practices or modify our products and platform capabilities, any of which could have an adverse effect on our business. Furthermore, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries, including, for example, India, where new legislation is expected in the near term.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals, and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws, and responding to any action, can require a significant diversion of time, resources, and attention from senior management and significant defense costs and other professional fees. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, various penalties or debarment from contracting with certain persons, and other collateral consequences. If any subpoenas or investigations are launched, or sanctions are imposed, or if we do not prevail in any possible proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources.

We are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in international markets or subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under United States export and similar laws and regulations, including the United States Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the United States Treasury Department’s Office of Foreign Assets Controls. The United States export control laws and United States economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to United States embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our platform or could limit our customers’ ability to access or use our platform in those countries.

Furthermore, we incorporate encryption technology into certain of our products. U.S. export control laws require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and services or could limit our customers’ ability to implement our products and services in those countries. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities.

Although we take precautions to prevent our platform from being provided in violation of such laws, our platform may have in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our users’ ability to access our platform in those countries.

Changes in our platform, or future changes in export and import regulations may prevent our users with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of trademarks, service marks, trade secrets, patents, copyrights, contractual restrictions, and confidentiality procedures to establish and protect our intellectual and proprietary rights, including in our technology, know-how, and brand. Legal standards relating to intellectual property rights are uncertain, in both the United States and other jurisdictions in which we operate, and protecting, monitoring, and defending our intellectual property rights might entail significant expense. Intellectual property rights that we have or may obtain may be challenged, circumvented, invalidated or held unenforceable. Furthermore, even though we attempt to enter into contractual provisions with third parties to control access to, or the distribution, use, misuse, misappropriation, reverse engineering or disclosure of, our intellectual property or technology, no assurance can be given that these agreements will be sufficient or effective in protecting our intellectual property rights.

Moreover, intellectual property laws, standards, and enforcement mechanisms in foreign countries may be uncertain, may not be as protective of intellectual property rights as those in the United States, or may not be available to us. As we expand our international activities, our exposure to unauthorized copying and use of our products, services, and other intellectual property will likely increase.

Despite our efforts, we may be unable to adequately obtain, maintain, protect, and enforce our intellectual property rights or prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to, or be able to replicate, our proprietary technology, products, or services, and our business, financial condition, results of operations or prospects may be harmed. Our attempt to enforce our intellectual property rights, even if successful, could result in costly litigation or diversion of our management’s attention and resources, and, as a result, delay sales or the implementation or introduction of our products and platform capabilities, or injure our reputation.

We may become subject to intellectual property claims from third parties, which may subject us to significant liability, increased costs, and impede our ability to operate our business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services, or intellectual property are infringing, misappropriating, or violating third party intellectual property rights. Additionally, the technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights, and third parties may bring such claims against us. In addition, we may become subject to intellectual property disputes or otherwise subjected to liability for customer content on our platform. In the past, we have been involved in intellectual property disputes regarding our customer’s alleged infringement of third party intellectual property. We expect that the occurrence of infringement claims is likely to grow as the market for our platform and products grows.

Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention, and our technologies or intellectual property may not be able to withstand third party claims against their use. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and, if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in connection with developing, operating, and offering our products, services, and technology, and we expect to continue to incorporate open source software in our products, services, and technology in the future.

Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. For example, some open source licenses may, depending on the nature of our use and the terms of the applicable license, include terms requiring us to offer certain of our solutions for no cost, make our source code available, or license our modifications or derivative works under the terms of applicable open source licenses. From time to time, there have also been claims challenging the ownership rights in open source software against companies that incorporate it into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims.

Moreover, we cannot ensure that we have incorporated open source software in our products, services, and technology in a manner that is consistent with the terms of the applicable license or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we or our customers could be subject to lawsuits, and we could incur significant legal expenses defending against such allegations, be subject to significant damages resulting from the suits, enjoined from the sale of our products that contained the open source software, and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. Such litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change or reengineer our products or take other remedial actions.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement or misappropriation of intellectual property rights, failure to comply with data protection requirements and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred, including as a result of intellectual property infringement or misappropriation claims or for failure to comply with data protection requirements. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the pricing of our products and platform;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform and products;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	significant data breaches, disruptions to or other incidents involving our software;

•	our involvement in litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions including those related to the recent COVID-19 pandemic, may also negatively impact the market price of our common stock. The full impact of the COVID-19 pandemic is unknown at this time, but could result in material adverse changes in our results of operations for an unknown period of time as the virus and its related political, social and economic impacts spread. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

Our directors, executive officers and principal stockholders exercise significant control over our company, which will limit your ability to influence corporate matters.

Our executive officers, directors and principal stockholders beneficially own approximately     % of our common stock. As a result, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some future transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not coincide with our interests or the interests of other stockholders.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock until the opening of trading on the third trading day immediately following our release of earnings for the quarter ended June 30, 2021, subject to certain exceptions; provided that:

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by current employees and consultants immediately prior to this offering (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021; and

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by any other stockholders immediately prior to this offering may be sold if, at any time beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021, the last reported closing price of our common stock is at least 33% greater than the initial public offering price of our common stock for 5 out of any 10 consecutive trading days, ending on or after the 60th day after the date of this prospectus.

Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of common stock subject to the lock-up agreements will become eligible for sale upon the opening of trading on the third trading day immediately following our release of earnings for the quarter ended June 30, 2021, subject to certain exceptions for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, after this offering, up to 17,347,244 shares of our common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs as of December 31, 2020, and                 shares of our common stock are available for future issuance under our 2021 Plan and our ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We intend to register all of the shares of common stock subject to Restricted Stock Unit Awards and shares of common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such shares of common stock subject to Restricted Stock Unit Awards are issued or such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of December 31, 2020, holders of 71,334,137 shares, or approximately     % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $     per share, or $     per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

If we are unable to maintain proper and effective internal controls over financial reporting, investor confidence in our company and, as a result, the value of our common stock may be adversely impacted. We previously identified and remediated a material weakness in our internal controls over financial reporting.

Neither our management nor an independent registered public accounting firm has ever performed an evaluation of our internal controls over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. We will be required, pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the fiscal year ending December 31, 2022. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to certify that our internal controls over financial reporting is effective. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of preparing our audited consolidated financial statements for the year ended December 31, 2019, we identified a material weakness in our internal controls over financial reporting related to secondary sales transactions by current and former employees. Specifically, we did not design and maintain effective controls to evaluate and assess secondary sales transactions in our common stock to determine, in a timely manner, whether additional compensation expense was incurred based on the nature of the transaction. We have remediated this material weakness, which we believe has addressed the underlying cause of this issue. We have implemented measures designed to improve our internal controls over financial reporting, including monitoring and review procedures related to secondary sales transactions to ensure accounting personnel are timely informed of the transactions and can evaluate and record any additional compensation expense deemed necessary.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent or avoid potential future material weaknesses in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal controls over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to achieve profitability on an annual basis and then sustain such profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to acquire new customers and successfully engage and expand usage of our existing customers;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts, including related to our market opportunity, that are based on independent industry publications and other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Further, while we believe our internal research is reliable, such research has not been verified by any third party. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

Certain information in the text of this prospectus is contained in independent industry publications. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The source of these independent industry publications is provided below:

•	IDC: Open Source Software Use and Engagement Survey (Dec. 2019)
•	IDC: Public Cloud Services Spending Guide (Jun. 2020)
•	IDC: Cloud Pulse Q120 (Jun. 2020)
•	SlashData: Developer Economics - The State of Cloud-Native Development (May 2020)

Information contained in the reports referenced above is not a part of this prospectus and the inclusion of these sources in this prospectus are for reference only.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the common stock that we are offering of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of our common stock from us in full) based on an assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, facilitate our future access to the capital markets and increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 45,472,229 shares of common stock in connection with the completion of this offering; and (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital, as if such conversion, issuance and reclassification had occurred on December 31, 2020; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments set forth above; and (2) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash and cash equivalents	$100,311	$	$

Convertible preferred stock, $0.000025 par value; 45,780,861 shares authorized, 45,472,229 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	173,074
Stockholders’ deficit:
Common stock, $0.000025 par value; 111,400,000 authorized, 45,299,339 shares issued, actual; 750,000,000 shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	1
Preferred stock, $0.000025 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Treasury stock, at cost (1,968,228 shares at December 31, 2020)	(4,598)
Additional paid-in capital	99,783
Accumulated other comprehensive loss	(245)
Accumulated deficit	(167,035)

Total stockholders’ deficit	(72,094)

Total capitalization	$100,980	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets and total stockholders’ deficit by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease)

each of cash, total assets and total stockholders’ deficit by $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 88,803,340 shares of common stock outstanding as of December 31, 2020, and excludes:

•

16,933,494 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under the 2013 Plan with a weighted-average exercise price of approximately $6.73 per share;

•	413,750 shares of common stock subject to RSUs outstanding as of December 31, 2020 under the 2013 Plan;

•	308,632 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020 with a weighted-average exercise price of approximately $1.94 per share;

•	1,654,338 shares of common stock subject to RSUs granted after December 31, 2020 under the 2013 Plan;

•	shares of common stock reserved for future issuance under our 2021 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•	shares of common stock reserved for issuance under our ESPP, as well as any future increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book value as of December 31, 2020 was $63.7 million, or $1.41 per share. Our pro forma net tangible book value as of December 31, 2020 was $                million, or $                per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of December 31, 2020, after giving effect to: (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 45,472,229 shares of common stock in connection with the completion of this offering; and (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital, as if such conversion, issuance and reclassification had occurred on December 31, 2020.

After giving effect to the sale by us of                shares of common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                million, or $                per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$1.41
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2020
Increase per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                per share and increase (decrease) the dilution to new investors by $                per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $                per share and decrease (increase) the dilution to new investors by approximately $                per share, in each case assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $                per share, and

the dilution in pro forma net tangible book value per share to investors in this offering would be $                per share.

The following table summarizes, as of December 31, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors							$

Totals		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

If the underwriters exercise their option to purchase an additional                shares in full, our existing stockholders would own    % and investors in this offering would own    % of the total number of shares of common stock outstanding upon the closing of this offering.

The number of shares of common stock that will be outstanding after this offering is based on 88,803,340 shares of common stock outstanding as of December 31, 2020, and excludes:

•

16,933,494 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under the 2013 Plan with a weighted-average exercise price of approximately $6.73 per share;

•	413,750 shares of common stock subject to RSUs outstanding as of December 31, 2020 under the 2013 Plan;

•	308,632 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020 with a weighted-average exercise price of approximately $1.94 per share;

•	1,654,338 shares of common stock subject to RSUs granted after December 31, 2020 under the 2013 Plan;

•	shares of common stock reserved for future issuance under our 2021 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•	shares of common stock reserved for issuance under our ESPP, as well as any future increases in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$203,136	$254,823	$318,380
Cost of revenue(1)	97,042	122,259	145,532

Gross profit	106,094	132,564	172,848

Operating expenses:
Research and development(1)	44,934	59,973	74,970
Sales and marketing(1)	29,445	31,340	33,472
General and administrative(1)	59,009	71,156	80,197

Total operating expenses	133,388	162,469	188,639

Loss from operations	(27,294)	(29,905)	(15,791)
Other (income) expense	7,484	9,692	26,866

Loss before income taxes	(34,778)	(39,597)	(42,657)
Income tax expense	1,221	793	911

Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.06)	$(1.06)	$(1.05)

Weighted-average shares used to compute net loss per share, basic and diluted(2)	33,971	38,004	41,658

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$42	$1,142	$545
Research and development	2,559	4,688	7,765
Sales and marketing	381	539	1,924
General and administrative	9,185	12,277	19,222

Total	$12,167	$18,646	$29,456

Stock-based compensation for the years ended December 31, 2018, 2019 and 2020 included compensation of $8.0 million, $12.1 million and $18.3 million, respectively, related to secondary sales of common stock by certain current and former employees, which is primarily included in General and administrative. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Years Ended December 31, 2019 and 2020—Operating Expenses” and “—Comparison of Years Ended December 31, 2018 and 2019—Operating Expenses.”

(2)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used to compute the per share amounts.

	December 31,
	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,906	$100,311
Total assets	302,485	430,252
Total liabilities	251,501	329,272
Convertible preferred stock	123,264	173,074
Total stockholders’ deficit	(72,280)	(72,094)

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we provide investors with non-GAAP financial measures including: (i) adjusted gross profit and adjusted gross margin; and (ii) adjusted EBITDA. These measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our calculations of each of these measures may differ from the calculations of measures with the same or similar titles by other companies and therefore comparability may be limited. Because of these limitations, when evaluating our performance, you should consider each of these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable financial measure calculated in accordance with GAAP and our other GAAP results. A reconciliation of each of our non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP is set forth below.

Adjusted Gross Profit and Adjusted Gross Margin

We believe adjusted gross profit and adjusted gross margin, when taken together with our GAAP financial results, provides a meaningful assessment of our performance, and is useful for the preparation of our annual operating budget and quarterly forecasts.

We define adjusted gross profit as gross profit exclusive of stock-based compensation, amortization of capitalized internal-use software development costs and depreciation of our data center equipment included within Cost of revenue. We exclude stock-based compensation, which is a non-cash item, because we do not consider it indicative of our core operating performance. We exclude depreciation and amortization, which primarily relates to our investments in our data center servers that are long lived assets with an economic life of five years, because it may not reflect our current or future cash spending levels to support our business. While the Company intends to spend a significant amount on capital expenditures on an absolute basis in the coming years, the Company’s capital expenditures as a percentage of revenue has declined significantly and will continue to decline. We define adjusted gross margin as a percentage of adjusted gross profit to revenue.

The following table presents a reconciliation of gross profit, the most directly comparable financial measure stated in accordance with GAAP, to adjusted gross profit, for each of the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(dollars in thousands)
Gross profit	$106,094	$132,564	$172,848
Adjustments:
Stock-based compensation(1)	42	1,142	545
Depreciation and amortization(1)	48,906	58,975	69,547

Adjusted gross profit	$155,042	$192,681	$242,940

Gross margin	52%	52%	54%
Adjusted gross margin	76%	76%	76%

(1)	Includes stock-based compensation, amortization of capitalized internal-use software development costs and depreciation of our data center equipment, in each case, included within Cost of revenue.

Adjusted EBITDA

We define adjusted EBITDA as net loss attributable to common stockholders, adjusted to exclude depreciation and amortization, stock-based compensation, interest expense, income tax expense, loss on extinguishment of debt, restructuring and severance expense, asset impairment, revaluation of warrants and other charges. We believe that adjusted EBITDA, when taken together with our GAAP financial results, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation, evaluating our operating performance, and for internal planning and forecasting purposes.

Our calculation of adjusted EBITDA may differ from the calculations of adjusted EBITDA by other companies and therefore comparability may be limited. Because of these limitations, when evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss attributable to common stockholders and other GAAP results. The following table presents a reconciliation of net loss attributable to common stockholders, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)
Adjustments:
Depreciation and amortization	52,415	63,081	75,574
Stock-based compensation(1)	12,167	18,646	29,456
Interest expense	6,312	9,356	13,610
Income tax expense	1,221	793	911
Loss on extinguishment of debt	550	—	259
Restructuring and severance expense(2)	938	1,340	4,213
Asset impairment(3)	881	546	1,222
Revaluation of warrants	478	411	12,825
Other(4)	490	1,461	1,392

Adjusted EBITDA	$39,453	$55,244	$95,894

(1)

Consists of stock-based compensation for the years ended December 31, 2018, 2019 and 2020 and includes compensation of $8.0 million, $12.1 million and $18.3 million, respectively, related to secondary sales of common stock by certain of our current and former employees.

(2)	Consists primarily of expenses related to changes in our senior leadership, sales and infrastructure teams.
(3)	Consists of internal-use software impairment charges related to software that is no longer being used.
(4)

Consists primarily of third-party consulting costs to enhance our finance function for the years ended December 31, 2018, 2019 and 2020 of $0.5 million, $1.4 million and $1.4 million, respectively, and legal and accounting costs incurred to acquire Nanobox, Inc. for the year ended December 31, 2019 of $0.1 million. For more information related to our acquisition of Nanobox, Inc., see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties, including statements related to our plans, objectives, expectations, intentions and beliefs. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

DigitalOcean is a leading cloud computing platform offering on-demand infrastructure and platform tools for developers, start-ups and small and medium-sized businesses, or SMBs. We were founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. Our platform simplifies cloud computing, enabling our customers to rapidly accelerate innovation and increase their productivity and agility. Over 570,000 individual and business customers currently use our platform to build, deploy and scale software applications. Our users include software engineers, researchers, data scientists, system administrators, students and hobbyists. Our customers use our platform across numerous industry verticals and for a wide range of use cases, such as web and mobile applications, website hosting, e-commerce, media and gaming, personal web projects, and managed services, among many others. We believe that our focus on simplicity, community, open source and customer support are the four key differentiators of our business, driving a broad range of customers around the world to build their applications on our platform.

Improving the developer experience and increasing developer productivity are core to our mission. Our developer cloud platform was designed with simplicity in mind to ensure that software developers can spend less time managing their infrastructure and more time turning their ideas into innovative applications to grow their businesses. Simplicity guides how we design and enhance our easy-to-use-interface, the core capabilities we offer our customers and our approach to predictable and transparent pricing for our solutions. We offer mission-critical infrastructure solutions across compute, storage and networking, and we also enable developers to extend the native capabilities of our cloud with fully managed application, container and database offerings. In just minutes, developers can set up thousands of virtual machines, secure their projects, enable performance monitoring and scale up and down as needed.

We generate revenue from the usage of our cloud computing platform by our customers, including but not limited to compute, storage and networking services. We recognize revenue based on the customer utilization of these resources. Our pricing is consumption-based and billed monthly in arrears, making it easy for our customers to track usage on an ongoing basis and optimize their deployments. The pricing for each of our products is available on our website. For example, the standard price for a Droplet is $5.00 per month, and our Managed Database product is available starting at $15.00 per month.

We have historically generated almost all of our revenue from our efficient self-service marketing model, which enables customers to get started on our platform very quickly and without the need for assistance. We focus heavily on enabling a self-service, low-friction model that makes it easy for users to try, adopt and use our products. For the years ended December 31, 2018, 2019 and 2020, our sales and marketing expense was approximately 14%, 12% and 11% of our revenue, respectively. The efficiency of our go-to-market model and our focus on the needs of the individual and SMB markets have enabled us to drive organic growth and establish a truly global customer base across a broad range of industries.

We had approximately 573,000 customers as of December 31, 2020, up from approximately 502,000 as of December 31, 2018. Our customers are spread across over 185 countries, and around two-thirds of our revenue has historically come from customers located outside the United States. In 2020, 38% of our revenue was generated from North America, 30% from Europe, 22% from Asia and 10% from the rest of the world. We have a growing number of customers with higher spending levels, and our existing customers are continuing to expand their business with us. Our average revenue per customer (which we refer to as ARPU) has increased significantly, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020. We have no material customer concentration as our top 25 customers made up 11%, 10% and 9% of our revenue in 2018, 2019 and 2020, respectively.

We have experienced strong and predictable growth in recent periods. The following graph shows our increasing quarterly revenue since 2014 and our annual run-rate revenue, or ARR, as of December 31, 2020. ARR as of the end of each month represents total revenue for that month multiplied by 12. Our ARR increased 25%, from $285 million as of December 31, 2019 to $357 million as of December 31, 2020.

Impact of the COVID-19 Pandemic

To date, the COVID-19 pandemic has not had a significant impact on our operations or financial performance. However, the extent of the impact of the COVID-19 pandemic on our operational and financial performance depends on certain developments, including the duration and spread of the outbreak, its impact on industry events, and its effect on our customers, partners, suppliers and vendors and other parties with whom we do business, all of which are uncertain and cannot be predicted at this time. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and employee work locations, and conducting our marketing and sales activities virtually. We actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers, vendors and stockholders. The extent to which the COVID-19 pandemic may impact our results of operations and financial condition remains uncertain.

Key Factors Affecting Our Performance

Increasing Importance of Cloud Computing and Developers

Our future success depends in large part on the continuing adoption of cloud computing, proliferation of cloud-native start-ups and SMBs and the increasing importance of developers, all of which are driving the adoption of our developer cloud platform. We believe our market opportunity is large and that these factors will continue to drive our growth. We plan to continue to invest significantly in scaling across many organizational functions in order to grow our operations both domestically and internationally to capitalize on these trends.

Growing our Customer Base

We believe there is a substantial opportunity to further expand our customer base, and our future growth depends, in large part, on our ability to increase the number of customers using our cloud computing platform. We have historically attracted customers by offering a low-friction, self-service cloud platform combined with a highly-efficient self-service marketing model. Over the three-year period from 2018 to 2020, we have added an average of over 50,000 customers per year. We are investing in strategies that we believe will continue to drive new customer adoption, especially among SMB customers, such as implementing new marketing initiatives that further optimize our self-service revenue funnel and expanding our go-to market teams in select international locations. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and expanding our sales and marketing organization and competitive dynamics in our target markets.

Increasing Usage by Our Existing Customers

Our customer base of more than 570,000 customers represents a significant opportunity for further consumption of our services. There are substantial opportunities to expand revenue within our large customer base through increased usage of our platform as our customers grow their businesses, adoption of additional product offerings and targeted sales initiatives focused on our larger customers. Our consumption-based pricing model makes it frictionless for customers to increase their usage of our platform as they require more compute and storage as they grow and scale. We have also expanded the breadth of our platform offerings and will continue to do so as we have experienced strong adoption of recently developed products. To accelerate this growth across our larger customers, we have recently complemented our self-service marketing model with internal go-to-market teams that are specifically focused on expanding our business with our larger customers. Our ability to increase the usage of our platform by existing customers will depend on a number of factors, including our customers’ satisfaction with our platform and product offerings, competition, pricing and overall changes in our customers’ spending levels.

Enhancing Our Platform and Product Offerings

We believe the market opportunity for serving developers, start-ups and SMBs is very large and goes far beyond providing the core IaaS services of compute, storage and networking. We have a history of, and will continue to invest significantly in, developing and delivering innovative products, features and functionality targeted at our core customer base. For example, our Managed Kubernetes and Managed Database offerings, which were launched in late 2018 and 2019, respectively, contributed approximately $4.8 million and $19.8 million of revenue in 2019 and 2020, respectively, and we expect revenue from these offerings to continue to grow. In addition, while we have not been focused on acquisition opportunities to drive our growth, we may pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate customer acquisition, increase usage of our platform and/or expand our product offerings in our core markets. Our results of operations may fluctuate as we make these investments to drive usage and take advantage of our expansive market opportunity.

Key Business Metrics

We utilize the key metrics set forth below to help us evaluate our business and growth, identify trends, formulate financial projections and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, and other companies may not calculate similarly titled metrics in a consistent manner, which may hinder comparability.

	Year Ended December 31,
	2018	2019	2020
Customers	501,649	542,708	572,960
ARPU	$35.97	$40.16	$47.78
ARR (in millions)	$226	$285	$357
Net dollar retention rate	101%	100%	103%
Capital expenditures as a percentage of revenue	57%	37%	38%

Customers

We believe that the number of customers is an important indicator of the growth of our business and future revenue opportunity. We define a customer at the end of any period as a person or entity who has incurred usage in the period and, as a result, has generated an invoice of greater than $0 for that period. We treat each customer that generates an invoice as a unique customer, and a single organization with multiple divisions, segments or subsidiaries may be counted as multiple customers if they separately signed up on our platform. During 2019 and 2020, our number of customers increased by approximately 41,000 and 30,000, respectively, with approximately 573,000 customers as of December 31, 2020.

ARPU

We believe that our average revenue per customer, which we refer to as ARPU, is a strong indication of our ability to land new customers with higher spending levels and expand usage of our platform by our existing customers. We calculate ARPU on a monthly basis as our total revenue in that period divided by the number of customers determined as of the last day of that period. For a quarterly or annual period, ARPU is determined as the weighted average monthly ARPU over such three or 12-month period. Our ARPU has increased significantly, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020.

ARR

Given the renewable nature of our business, we view annual run-rate revenue as an important indicator of our current progress towards meeting our revenue targets and projected growth rate going forward. We calculate ARR at a point in time by multiplying the latest monthly period’s revenue by 12. ARR grew by 26% from December 31, 2018 to December 31, 2019 and 25% from December 31, 2019 to December 31, 2020.

Net Dollar Retention Rate

Our ability to maintain long-term revenue growth and achieve profitability is dependent on our ability to retain and grow revenue from our existing customers. We have a history of retaining customers for multiple years and in many cases increasing their spend with us over time. To help us measure our performance in this area, we monitor our net dollar retention rate. We calculate net dollar retention rate monthly by starting with the revenue from the cohort of all customers during the corresponding month 12 months prior, or the Prior Period Revenue. We then calculate the revenue from these same customers as of the current month, or the Current Period Revenue, including any expansion and net of any contraction or attrition from these customers over the last 12 months. The calculation also includes revenue from customers that generated revenue before, but not in, the corresponding month 12 months prior, but subsequently generated revenue in the current month and are therefore reflected in the Current Period Revenue. We include this group of re-engaged customers in this calculation because our customers frequently use our platform for projects that stop and start over time. We then divide the total Current Period Revenue by the total Prior Period Revenue to arrive at the net dollar retention rate for the relevant month. For a quarterly or annual period, the net dollar retention rate is determined as the average monthly net dollar retention rates over such three or 12-month period. Our net dollar retention rate for 2018, 2019 and 2020 was 101%, 100% and 103%, respectively, which includes approximately 3% from re-engaged customers in each of 2018, 2019 and 2020.

In addition to net dollar retention rate, we monitor gross dollar retention rate as a measure of the churn of existing customers. We calculate gross dollar retention rate in the same manner we calculate net dollar retention rate, but without including the impact of expansion and contraction from the relevant customers (i.e., our gross dollar retention rate reflects only customer losses and does not reflect customer expansion or contraction). Our gross dollar retention rate for each of 2018, 2019 and 2020 was 86%, demonstrating the low churn of our customer base.

Capital Expenditures as a Percentage of Revenue

We consider capital expenditures as a percentage of revenue to be an important indicator of our efficiency of capital spend. We calculate capital expenditures as a percentage of revenue by dividing total capital expenditures during the period, including purchases of intangible assets, seller financed equipment purchases and acquisition of property and equipment from capital leases, by revenue. For 2018, 2019 and 2020, capital expenditures as a percentage of revenue was 57%, 37% and 38%, respectively. We expect our capital expenditures as a percentage of revenue to continue to decline over the next several years.

Components of Results of Operations

Revenue

We provide cloud computing services, including but not limited to compute, storage and networking, to our customers. We recognize revenue based on the customer utilization of these resources. Customer contracts are primarily month-to-month and do not include any minimum guaranteed quantities or fees. Fees are billed monthly, and payment is typically due upon invoicing. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

We may offer sales incentives in the form of promotional and referral credits and grant credits to encourage customers to use our services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Cost of Revenue

Cost of revenue consists primarily of fees related to operating in third-party co-location facilities, personnel expenses for those directly supporting our data centers and non-personnel costs, including amortization of capitalized internal-use software development costs and depreciation of our data center equipment. Third-party co-location facility costs include data center rental fees, power costs, maintenance fees, and network and bandwidth expenses. Personnel expenses include salaries, bonuses, benefits, and stock-based compensation.

We intend to continue to invest additional resources in our infrastructure to support our product portfolio and scalability of our customer base. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, bonuses, benefits and stock-based compensation. Research and development expenses also include amortization of capitalized internal-use software development costs for research and development activities, which are amortized over three years, and professional services, as well as costs related to our efforts to add new features to our existing offerings, develop new offerings, and ensure the security, performance, and reliability of our global cloud platform. We expect research and development expenses to increase in absolute dollars as we continue to invest in our platform and product offerings.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs of our sales, marketing and customer support employees including salaries, bonuses, benefits and stock-based compensation. Sales and marketing expenses also include costs for marketing programs, advertising, and professional service fees. We expect sales and marketing expenses to continue to increase in absolute dollars as we enhance our product offerings and implement new marketing strategies.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs of our human resources, legal, finance, and other administrative functions including salaries, bonuses, benefits and stock-based compensation. General and administrative expenses also include bad debt expense, software, payment processing fees, depreciation and amortization expenses, rent and facilities costs, and other administrative costs. We expect to incur significant additional legal, accounting and other expenses to support our transition to and operations as a public company, including costs associated with our compliance with the Sarbanes-Oxley Act. We also expect general and administrative expenses to increase in absolute dollars as we continue to grow our business.

Other (Income) Expense

Other (income) expense consists primarily of interest expense on our credit facility and third-party equipment financing, loss on extinguishment of debt, and gains or losses on foreign currency exchange.

Income Tax Expense

Income tax expense consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be realized.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Revenue	$203,136	$254,823	$318,380
Cost of revenue(1)	97,042	122,259	145,532

Gross profit	106,094	132,564	172,848

Operating expenses:
Research and development(1)	44,934	59,973	74,970
Sales and marketing(1)	29,445	31,340	33,472
General and administrative(1)	59,009	71,156	80,197

Total operating expenses	133,388	162,469	188,639

Loss from operations	(27,294)	(29,905)	(15,791)
Other (income) expense	7,484	9,692	26,866

Loss before income taxes	(34,778)	(39,597)	(42,657)
Income tax expense	1,221	793	911

Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$42	$1,142	$545
Research and development	2,559	4,688	7,765
Sales and marketing	381	539	1,924
General and administrative	9,185	12,277	19,222

Total	$12,167	$18,646	$29,456

Stock-based compensation for the years ended December 31, 2018, 2019 and 2020 included compensation of $8.0 million, $12.1 million and $18.3 million, respectively, related to secondary sales of common stock by certain current and former employees, which is primarily included in General and administrative. See “Comparison of Years Ended December 31, 2019 and 2020—Operating Expenses” and “Comparison of Years Ended December 31, 2018 and 2019—Operating Expenses” below.

The following table sets forth our results of operations as a percentage of revenue for the periods presented:

	Year Ended December 31,
	2018	2019	2020
Revenue	100%	100%	100%
Cost of revenue	48	48	46

Gross profit	52	52	54

Operating expenses:
Research and development	22	24	24
Sales and marketing	14	12	11
General and administrative	29	28	25

Total operating expenses	65	64	60

Loss from operations	(13)	(12)	(6)
Other (income) expense	4	4	8

Loss before income taxes	(17)	(16)	(14)
Income tax expense	1	*	*

Net loss attributable to common stockholders	(18)%	(16)%	(14)%

*	Less than 1% of revenue

Comparison of Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Revenue	$254,823	$318,380	$63,557	25%

Revenue increased $63.6 million, or 25%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a 19% increase in ARPU to $47.78 from $40.16 and an increase of approximately 30,000 customers to approximately 573,000. The increase in ARPU was primarily driven by a $15.0 million increase in revenue from new products, and the increase in customers was driven by continued strong customer acquisition and retention.

Cost of Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$122,259	$145,532	$23,273	19%

Cost of revenue increased $23.3 million, or 19%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to higher co-location costs, bandwidth expenses and depreciation of our network equipment to support the growth in our business, as well as additional ancillary data center equipment needs.

Operating Expenses

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Research and development	$59,973	$74,970	$14,997	25%
Sales and marketing	31,340	33,472	2,132	7%
General and administrative	71,156	80,197	9,041	13%

Total operating expenses	$162,469	$188,639	$26,170	16%

Research and development expenses increased $15.0 million, or 25%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to an increase in personnel costs to support our growing operations, as well as stock-based compensation including secondary sales of our common stock.

Sales and marketing expenses increased $2.1 million, or 7%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to an increase in personnel costs to support our growing operations, partially offset by a decrease in advertising and other promotional costs.

General and administrative expenses increased $9.0 million, or 13%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to stock-based compensation including secondary sales of our common stock, an increase in personnel costs to support our growing operations and an increase in software expenses, partially offset by a decrease in travel and entertainment as a result of the COVID-19 pandemic.

Other (Income) Expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Other (income) expense	$9,692	$26,866	$17,174	177%

Other (income) expense increased $17.2 million, or 177%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to an increase in interest expense as a result of increased borrowings under our existing credit facility and a $12.8 million unrealized loss on the revaluation of warrants.

Income Tax Expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Income tax expense	$793	$911	$118	15%

Income tax expense increased $0.1 million, or 15%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to unrecognized tax positions. As of December 31, 2020, we had federal net operating loss carryforwards and state net operating loss carryforwards of $103.2 million and $128.1 million, respectively.

Comparison of Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Revenue	$203,136	$254,823	$51,687	25%

Revenue increased $51.7 million, or 25%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to a 12% increase in ARPU to $40.16 from $35.97 and an increase of approximately 41,000 customers to approximately 543,000. The increase in ARPU was primarily driven by a $4.8 million increase in revenue from new products, and the increase in customers was driven by continued strong customer acquisition and retention.

Cost of Revenue

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Cost of revenue	$97,042	$122,259	$25,217	26%

Cost of revenue increased $25.2 million, or 26%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to higher co-location costs, bandwidth expenses and depreciation of our network equipment to support the growth in our business, as well as additional ancillary data center equipment needs.

Operating Expenses

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Research and development	$44,934	$59,973	$15,039	33%
Sales and marketing	29,445	31,340	1,895	6%
General and administrative	59,009	71,156	12,147	21%

Total operating expenses	$133,388	$162,469	$29,081	22%

Research and development expenses increased $15.0 million, or 33%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to an increase in personnel costs to support our growing operations, as well as stock-based compensation including secondary sales of our common stock.

Sales and marketing expenses increased $1.9 million, or 6%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to an increase in personnel costs to support our growing operations, partially offset by a decrease in advertising and other promotional costs.

General and administrative expenses increased $12.1 million, or 21%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to an increase in personnel costs to support our growing operations, stock-based compensation including secondary sales of our common stock and an increase in software expenses and project-based professional service fees.

Other (Income) Expense

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Other (income) expense	$7,484	$9,692	$2,208	30%

Other (income) expense increased $2.2 million, or 30%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to an increase in interest expense as a result of increased borrowings under our existing credit facility and increased capital expenditure financing.

Income Tax Expense

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Income tax expense	$1,221	$793	$(428)	(35)%

Income tax expense decreased $0.4 million, or 35%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to unrecognized tax positions. As of December 31, 2019, we had federal net operating loss carryforwards and state net operating loss carryforwards of $91.8 million and $92.8 million, respectively.

Quarterly Results of Operations

The following tables summarize our selected unaudited quarterly consolidated statements of operations data for each of the eight fiscal quarters in the period ended December 31, 2020, as well as the percentage of revenues that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with GAAP on the same basis as our audited annual consolidated financial statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Revenue	$58,294	$61,931	$65,299	$69,299	$72,792	$76,911	$81,160	$87,517
Cost of revenue(1)	28,462	29,860	30,900	33,037	34,683	35,205	37,063	38,581

Gross profit	29,832	32,071	34,399	36,262	38,109	41,706	44,097	48,936
Operating expenses:
Research and development(1)	13,515	14,566	16,633	15,259	19,477	15,130	19,706	20,657
Sales and marketing(1)	7,110	7,861	7,566	8,803	9,454	6,957	7,700	9,361
General and administrative(1)	18,810	16,031	17,860	18,455	21,665	17,841	23,411	17,280

Total operating expenses	39,435	38,458	42,059	42,517	50,596	39,928	50,817	47,298
(Loss) income from operations	(9,603)	(6,387)	(7,660)	(6,255)	(12,487)	1,778	(6,720)	1,638
Other (income) expense	1,801	2,146	2,738	3,007	3,698	4,097	3,628	15,443

Loss before income taxes	(11,404)	(8,533)	(10,398)	(9,262)	(16,185)	(2,319)	(10,348)	(13,805)
Income tax expense (benefit)	134	127	162	370	748	251	(134)	46

Net loss attributable to common stockholders	$(11,538)	$(8,660)	$(10,560)	$(9,632)	$(16,933)	$(2,570)	$(10,214)	$(13,851)

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Cost of revenue	$15	$14	$594	$519	$24	$68	$302	$151
Research and development	750	754	2,336	848	2,221	812	2,950	1,782
Sales and marketing	97	202	137	103	226	453	470	775
General and administrative	5,577	1,196	2,788	2,716	6,911	1,424	9,004	1,883

Total	$6,439	$2,166	$5,855	$4,186	$9,382	$2,757	$12,726	$4,591

Stock-based compensation included compensation related to secondary sales of common stock by certain current and former employees as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Secondary sales	$5,144	$643	$4,021	$2,248	$7,611	$529	$10,203	$–

Percentage of Revenue Data

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	49	48	47	48	48	46	46	44

Gross profit	51	52	53	52	52	54	54	56
Operating expenses:
Research and development	23	24	25	22	27	20	24	24
Sales and marketing	12	13	12	13	13	9	9	11
General and administrative	32	26	27	27	30	23	29	20

Total operating expenses	67	63	64	62	70	52	62	55
(Loss) income from operations	(16)	(11)	(11)	(10)	(18)	2	(8)	1
Other (income) expense	3	3	4	4	5	5	4	18

Loss before income taxes	(19)	(14)	(15)	(14)	(23)	(3)	(12)	(17)
Income tax expense (benefit)	*	*	*	*	*	*	*	*

Net loss attributable to common stockholders	(19)%	(14)%	(15)%	(14)%	(23)%	(3)%	(12)%	(17)%

*	Less than 1% of revenue

Key Business Metrics(1)

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Customers	519,079	531,272	536,809	542,708	546,453	554,236	559,310	572,960
ARPU	$37.87	$39.26	$40.56	$42.83	$44.68	$46.44	$48.58	$51.25
ARR (in millions)	$237	$252	$265	$285	$299	$313	$335	$357
Net dollar retention rate	100%	101%	100%	100%	101%	102%	104%	105%
Capital expenditures as a percentage of revenue	32%	49%	29%	39%	44%	40%	32%	35%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for our definitions of these metrics.

Quarterly Trends

Our quarterly revenue increased in each of the quarters presented primarily due to increases in sales to new and existing customers as well as a steady increase in ARPU. Cost of revenue increased in each of the quarters presented due to an increase in our number of customers and related costs to support our growing data center operations at our co-location facilities, network and bandwidth costs, and other related overhead costs for operating our global platform. Operating expenses increased during 2019 and 2020 primarily due to increases in headcount and other related expenses to support our growing customer base and operations. Quarterly fluctuations in our Operating expenses, especially in General and administrative, were primarily due to stock-based compensation related to the timing of secondary sales of common stock by certain current and former employees, which is shown above and also described in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

Our quarterly growth in number of customers, ARPU and ARR for each of the quarters presented reflects the overall progress with our go-to-market programs, our ability to attract customers with higher spending levels and our existing customers continuing to expand their business with us. The increase in our net dollar retention rate during 2020 highlights the success we are having with new initiatives to retain existing customers and expand sales with such customers, including through increased adoption of our new products.

Capital expenditures as a percentage of revenue declined from 57% in 2018 to 37% in 2019 and 38% in 2020 as we reduced the acquisition cost of hardware and increased the efficiency of those assets. Capital expenditures as a percentage of revenue remained relatively flat on an annual basis between 2019 and 2020 as we accelerated the acquisition of certain hardware originally scheduled for purchase in 2021 into 2020. We experience quarterly fluctuations in this metric, which ranged from 29% to 49% in 2019 and 2020, because it is dependent on the specific timing of our purchases. These quarterly fluctuations have not impacted the overall annual trend line, which is our primary management focus. We anticipate a continued reduction in capital expenditures as a percentage of revenue, as measured on an annual basis, over the next several years.

Liquidity and Capital Resources

We have funded our operations since inception primarily with cash flow generated by operations, private offerings of our securities, borrowings under our credit facilities and capital expenditure financings. As of December 31, 2020, we had $100.3 million of cash and cash equivalents. In May 2020, we completed our Series C preferred stock offering, resulting in net proceeds of $49.8 million. We believe our existing cash and cash equivalents, cash flow from operations and availability under our 2020 Credit Facility (as described below) will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months.

In February and March 2020, we entered into and subsequently amended a second amended and restated credit agreement, or our 2020 Credit Facility, with KeyBank National Association as administrative agent. Our 2020 Credit Facility has total draw down capacity of $320 million, with a $150 million revolver, or the Revolving Credit Facility, and a $170 million term loan. Our 2020 Credit Facility will mature on February 13, 2025. The borrowings from the 2020 Credit Facility were used to repay our amended and restated credit agreement entered into with KeyBank National Association as administrative agent in April 2018, or our 2018 Credit Facility, in its entirety. We drew down $63.2 million under the Revolving Credit Facility, $8.2 million of which was used to repay the 2018 revolving credit facility with the remainder used for working capital purposes as well as to strengthen our cash position and maintain flexibility given the uncertainty in the global economy as a result of the COVID-19 pandemic. As of December 31, 2020, our total available borrowing capacity under our Revolving Credit Facility was $86.8 million.

Our 2020 Credit Facility is secured by a first-priority security interest in substantially all of our assets. Our 2020 Credit Facility contains certain financial and operational covenants, including a maximum ratio of consolidated total debt to consolidated EBITDA of 4.50x with step-downs over time and a maximum debt service coverage ratio of 3.00x. Consolidated total debt and consolidated EBITDA, which are non-GAAP measures used for this covenant, are calculated in accordance with the definitions set forth in the 2020 Credit Facility. In this context, these measures are used solely to provide information on the extent to which we are in compliance with these financial covenants and may not be comparable to consolidated total debt and consolidated EBITDA used by other companies or any other non-GAAP measures we present elsewhere in this prospectus. We were in compliance with all covenants under our 2020 Credit Facility as of December 31, 2020.

The following table summarizes our cash flows for the periods presented:

	December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by operating activities	$37,954	$39,902	$58,115
Net cash used in investing activities	(61,254)	(87,383)	(115,490)
Net cash (used in) provided by financing activities	(14,248)	49,804	124,026
Net (decrease) increase in cash and cash equivalents	(37,548)	2,323	66,651

Operating Activities

Our largest source of operating cash is cash collections from sales to our customers. Our primary uses of cash from operating activities are for personnel expenses, data center co-location expenses, marketing expenses, payment processing fees, bandwidth and connectivity, server maintenance and software licensing fees. We have generated negative cash flows and have supplemented working capital requirements through net proceeds from borrowings under our credit facilities and private offerings of our securities.

Net cash provided by operating activities was $38.0 million, $39.9 million and $58.1 million for the years ended December 31, 2018, 2019 and 2020, respectively, primarily driven by an increase in cash collections from higher revenues offset by an increase in cash expenses from personnel related costs and higher interest payments.

Investing Activities

Net cash used in investing activities was $61.3 million, $87.4 million and $115.5 million for the years ended December 31, 2018, 2019 and 2020, respectively, primarily as a result of increases in capital expenditures to purchase property and equipment to support additional data center co-locations, capitalization of internal-use software development costs and acquired intangibles related to our IP addresses.

Financing Activities

Net cash used in financing activities of $14.2 million for the year ended December 31, 2018 was primarily due to repayments of financed equipment purchases of $36.0 million, partially offset by net proceeds from borrowings under the 2018 revolving credit facility of $25.0 million. Additionally, the proceeds from the 2018 Credit Facility were used to repay a previous credit facility.

Net cash provided by financing activities of $49.8 million for the year ended December 31, 2019 was primarily due to $59.5 million in borrowings under the 2018 revolving credit facility and $11.5 million of proceeds from third-party equipment financings, partially offset by $22.8 million in repayment of notes payable associated with financed equipment purchases.

Net cash provided by financing activities of $124.0 million for the year ended December 31, 2020 was primarily due to $75.2 million in net proceeds from borrowings under the 2020 Credit Facility, the proceeds of which were used to repay the 2018 Credit Facility, $49.8 million from our Series C preferred stock offering, and $14.0 million of proceeds from the issuance of common stock under our stock plan, partially offset by $17.9 million in repayment of notes payable and capital leases associated with financed equipment purchases.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years
	(in thousands)
Long-term debt obligations(1)	$293,868	$26,713	$57,883	$209,272
Operating lease commitments(2)	115,473	43,605	48,624	23,244
Purchase obligations(3)	22,265	9,530	6,954	5,781

Total	$431,606	$79,848	$113,461	$238,297

(1)

Includes principal, interest and unused commitment fees on our 2020 Credit Facility and notes payable. The rate assumed for the variable interest component of the contractual interest obligation was the rate in effect at December 31, 2020. See Note 5 to the Consolidated Financial Statements included elsewhere in this prospectus for a further discussion of our Long-term debt.

(2)	Includes operating lease liabilities for certain of our offices and our data centers.
(3)

Includes long-term commitments for bandwidth usage with various networks and internet service providers and purchase orders with various vendors. Additionally, amounts include minimum purchase agreements for certain equipment purchases which we finance with various sellers and/or third parties.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

At December 31, 2020, we had cash and cash equivalents of $100.3 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2020, we had $230.0 million outstanding on our 2020 Credit Facility which accrued interest, at our election, of LIBOR plus an applicable margin or a base rate plus an applicable margin. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

All of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Canada, the Netherlands, Germany, and India. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Revenue Recognition

We adopted Financial Accounting Standards Board Accounting Standards Codification or ASC, Topic 606, Revenue from Contracts with Customers, or ASC 606, and ASC 340-40, Contract Costs, effective January 1, 2019, using the modified retrospective method of adoption. ASC 606 was applied only to contracts that are not completed at the date of initial application. The adoption of ASC 606 did not result in any significant changes to the amount and timing of revenue recognition in prior, current or future periods. Therefore, there was no cumulative adjustment as a result of adoption. The reported results for fiscal year 2019 onwards reflect the application of ASC 606, while the reported results for fiscal years presented prior to adoption are not adjusted and continue to be reported under ASC 605.

We account for revenue using the following steps:

1. Identify the contract with a customer

We consider the terms and conditions of the contract and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the customer agrees to the terms of service, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, we apply security checks and validate their payment method.

2. Identify the performance obligations in the contract

Our performance obligation is to provide our cloud-based infrastructure for customers to use at the customers’ election. The availability of services is free of charge, and therefore we have no performance obligation until the customer elects to use the services.

3. Determine the transaction price

The transaction price is calculated based on the customer’s usage for the month at an hourly rate that is published on the Company’s website. None of our contracts contain a significant financing component.

4. Allocate the transaction price to performance obligations in the contract

The transaction price is calculated based on actual monthly usage and pricing that is published on the Company’s website. This is considered a single performance obligation, and thus the entire transaction price is allocated to the single performance obligation.

5. Recognize revenue when or as we satisfy a performance obligation

We provide cloud computing services, including but not limited to compute, storage and networking, to our customers. We recognize revenue based on the customer utilization of these resources. Customer contracts are primarily month-to-month and do not include any minimum guaranteed quantities or fees. Fees are billed monthly, and payment is typically due upon invoicing. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our global cloud platform is supported by various third parties. We considered the principal versus agent guidance in ASC 606 and concluded that we are the principal for all services provided to its customers.

We may offer sales incentives in the form of promotional and referral credits and grant credits to encourage customers to use our services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing. Any payments received in advance of billing are a contract liability, which is recorded as Deferred revenue within Total current liabilities on the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents revenue recognized that was not invoiced at the balance sheet date and is primarily collected in the following month. We maintain the allowance for doubtful accounts for estimated losses expected to result from the inability of some customers to make payments as they become due. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on historical loss patterns, the number of days that customer invoices are past due and an evaluation of the potential risk of loss associated with specific accounts. When management becomes aware of circumstances that may further decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. We record changes in our estimate to the allowance for doubtful accounts through bad debt expense and relieve the allowance after the potential for recovery is considered remote. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Internal-Use Software Costs

We capitalize costs to develop software for internal use when both the preliminary project stage is complete and management has authorized further funding for the project based on a determination that it is both probable that the project will be completed and used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized costs include external consulting fees, payroll and payroll-related costs, and stock-based compensation for employees in our development teams who are directly associated with, and who devote time to, our internal-use software projects during the application development stage. Once an application has reached the development stage, qualifying internal and external costs are capitalized until the application is substantially complete and ready for its intended use. Capitalized qualifying costs are amortized on a straight-line basis when the software is ready for its intended use over an estimated useful life, which is generally three years. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee, consultant, and non-employee director stock option awards, is measured and recognized in the consolidated financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black Scholes option-pricing model. Expense is recognized on a straight-line basis over the vesting period of the award.

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates.

These assumptions are estimated as follows:

•

Fair value. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.

•

Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

•

Expected life in years. We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•	Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The following assumptions were used to calculate the fair value of stock options granted:

	December 31,
	2019	2020
Expected volatility	47.84%	52.06%
Expected life in years	6	6
Risk-free interest rate	1.78%	0.57%
Expected dividend yield	0%	0%

We estimate the expected forfeiture rate and only recognize expense for those shares that are expected to vest. We estimate the expected forfeiture rate at the date of grant based on historical experience and our expectations regarding future pre-vesting termination behavior of employees and other service providers and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation is adjusted accordingly.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of common or preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arm’s-length transactions;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new products;

•	our stage of development;

•	likelihood of achieving a liquidation event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or the OPM, or a combination of the OPM and the probability-weighted expected return method, or the PWERM, which is referred to as the hybrid method. The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy and conversion rights, using a series of call options. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an initial public offering or the sale of the company, as well as the probability of remaining a private company.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock-based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Incomes Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. We recognize taxes on Global Intangible Low-Taxed Income as a current period expense when incurred.

We apply the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including scheduled reversal of deferred tax liabilities, past operating results, the feasibility of tax planning strategies and estimates of future taxable income. Estimates of future taxable income are based on assumptions that are consistent with our plans. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Should actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

We do not provide for a U.S. income tax liability and foreign withholding taxes on undistributed foreign earnings of our foreign subsidiaries as a result of cumulative and current overall foreign loss. The earnings of non-U.S. subsidiaries are currently expected to be indefinitely reinvested in non-U.S. operations.

Recently Adopted Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements—Pending Adoption” and “—Recent Accounting Pronouncements—Adopted” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

Internal Controls Over Financial Reporting

In the course of preparing our audited consolidated financial statements for the year ended December 31, 2019, we identified a material weakness in our internal controls over financial reporting related to secondary sales of our common stock by current and former employees. We have remediated this material weakness, which we believe has addressed the underlying cause of this issue. For additional information, see “Risk Factors—If we are unable to maintain proper and effective internal controls over financial reporting, investor confidence in our company and, as a result, the value of our common stock may be adversely impacted. We previously identified and remediated a material weakness in our internal controls over financial reporting.”

Emerging Growth Company Status

We are an emerging growth company, as defined under the JOBS Act. The JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

Our mission is to simplify cloud computing so that developers and businesses can spend more time building software that changes the world.

DigitalOcean is a leading cloud computing platform offering on-demand infrastructure and platform tools for developers, start-ups and small and medium-sized businesses, or SMBs. We were founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. Our platform simplifies cloud computing, enabling our customers to rapidly accelerate innovation and increase their productivity and agility. Over 570,000 individual and business customers currently use our platform to build, deploy and scale software applications. Our users include software engineers, researchers, data scientists, system administrators, students and hobbyists. Our customers use our platform across numerous industry verticals and for a wide range of use cases, such as web and mobile applications, website hosting, e-commerce, media and gaming, personal web projects, and managed services, among many others. We believe that our focus on simplicity, community, open source and customer support are the four key differentiators of our business, driving a broad range of customers around the world to build their applications on our platform.

Cloud computing is revolutionizing how companies across the globe develop and deploy applications. The cloud offers lower upfront cost and superior flexibility, extensibility and scalability as compared to on-premise software development environments. These benefits are especially valuable for start-ups and SMBs, as they typically have more limited financial resources, operational expertise and IT personnel. As software and cloud-based technologies have become essential across industries and businesses of all sizes, the number of software developers and their strategic importance to organizations are both increasing significantly. According to SlashData, the number of developers globally was 19 million in 2019 and is expected to grow to 45 million by 2030.

Improving the developer experience and increasing developer productivity are core to our mission. Our developer cloud platform was designed with simplicity in mind to ensure that software developers can spend less time managing their infrastructure and more time turning their ideas into innovative applications to grow their businesses. Simplicity guides how we design and enhance our easy-to-use-interface, the core capabilities we offer our customers and our approach to predictable and transparent pricing for our solutions. We offer mission-critical infrastructure solutions across compute, storage and networking, and we also enable developers to extend the native capabilities of our cloud with fully managed application, container and database offerings. In just minutes, developers can set up thousands of virtual machines, secure their projects, enable performance monitoring and scale up and down as needed. Our pricing is consumption-based and billed monthly in arrears, making it easy for our customers to track usage on an ongoing basis and optimize their deployments.

The global developer and open source communities are fundamental to our business, and a key source of ideas and innovations that support our sustained growth. Our developer-centric approach has helped us foster a large and loyal following. We attract approximately 5 million monthly unique visitors to our websites, host what we believe is the largest hackathon in the world, and offer a comprehensive library of high-quality technical tutorials and community-generated questions and answers. Developers and SMBs especially value open source technology as it allows them greater choice, affordability and flexibility, and our platform is designed to take advantage of open source technology to provide our customers with a much more efficient way to work. Our participation in and support of the open source community further enhance the attractiveness, depth and scalability of our offering.

Our customers depend on us for their critical business needs, and we are passionate about providing superior 24x7 customer support to all of our customers, regardless of size. We believe our customer support, coupled with our easy-to-use self-help resources and active developer community, has created tremendous brand loyalty amongst our growing customer base. Our customers become great advocates for DigitalOcean and are a common source of new customer referrals. We are proud of our Net Promoter Score, or NPS, which averaged 65 during 2020, comparable to some of the world’s most beloved brands.

We have a highly efficient self-service customer acquisition model, which we have recently complemented with a targeted inside sales force. Our sales and marketing expense as a percentage of revenue was approximately 14%, 12% and 11% in 2018, 2019 and 2020, respectively. The efficiency of our go-to-market model and our focus on the needs of the individual and SMB markets have helped us build a global customer base that continues to grow. We had approximately 573,000 customers as of December 31, 2020, up from approximately 502,000 as of December 31, 2018. Our customers are spread across over 185 countries, and around two-thirds of our revenue has historically come from customers located outside the United States. We have a growing number of customers with higher spending levels, and our existing customers are continuing to expand their business with us. Our average revenue per customer (which we refer to as ARPU) has increased significantly, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information.

We have experienced strong revenue growth and improving margins in recent periods. For the years ended December 31, 2018, 2019 and 2020, our revenue was $203.1 million, $254.8 million and $318.4 million, respectively, representing year-over-year growth of 25% in 2019 and 2020. Our net loss attributable to common stockholders was $36.0 million, $40.4 million and $43.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. Our adjusted EBITDA was $39.5 million, $55.2 million and $95.9 million for the years ended December 31, 2018, 2019 and 2020, respectively. Our net cash provided by operating activities was $38.0 million, $39.9 million and $58.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding adjusted EBITDA, the limitations of this non-GAAP financial measure and a reconciliation of this measure to the most directly comparable financial measure stated in accordance with GAAP.

Industry Background

There are a number of key technology and industry trends driving our opportunity, including:

•

The Growing Need for Technological Innovation is Driving Cloud Computing Adoption. Technology is transforming how businesses of all sizes engage with customers, manage their operations and drive competitive advantages. The global phenomenon of technology-powered growth and innovation requires nearly every company to focus their efforts on harnessing the power of technology through cloud services. Cloud computing has become the new standard for IT infrastructure as organizations seek to benefit from the flexibility, scalability and reliability of the cloud. Cloud technologies enable businesses to better focus their efforts on customer applications rather than the physical infrastructure required to support their operations. Start-ups and SMBs are particularly focused on leveraging the cloud for capabilities that would otherwise be inaccessible due to the high cost and expertise needed to deploy these capabilities on-premise.

•

Proliferation of Cloud Native Start-Ups and SMBs. There are more than 32 million SMBs in the United States alone, according to the World Bank, and we estimate there are at least three times that number, or 100 million SMBs, globally. We expect this number will continue to grow, with more than 14 million net new SMBs created globally each year. This has been driven in part by significantly lower barriers to entry for entrepreneurs looking to create and grow new businesses. In addition, the founding teams of these SMBs are no longer comprised only of technical individuals with advanced software development capabilities, but now include a far wider range of individuals. These individuals are able to leverage simple and reliable development tools and the widespread availability and significantly lower upfront cost of cloud computing to start companies. As such, a significant proportion of start-ups and SMBs are being built in the cloud to benefit from the faster, cheaper and easier way to deploy and manage their business solutions.

•

Software Developers Are Increasingly Influential Within Organizations. Companies increasingly rely on developers to quickly adapt to changing technological and business trends in order to compete. This trend has contributed to the shift to the cloud as cloud-based technologies increase the efficiency and flexibility of those developers. Developer productivity has become a top priority for companies around the world as they recognize the significant benefits derived from providing developers with the most powerful tools available. As a result, the global developer population, which according to SlashData will reach 45 million by 2030, has become increasingly influential on technology-related investment decisions. Across industries and companies of all sizes, IT procurement has shifted from an inefficient and slow-moving process to a more nimble model, with software developers at the forefront of the decision-making.

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Open Source Software Is Accelerating Innovation. Open source technologies are powering many of the world’s most innovative start-ups and SMBs. This trend is expansive and being driven primarily by developers who are increasingly empowered to use the most efficient tools to accelerate the pace of innovation. Open source software enables individuals and businesses to access and use low cost, proven software tools for their applications instead of investing the time and resources in recreating the same use cases in self-developed software. Businesses of all sizes benefit from the many advantages of open source including, lower costs, increased speed to market, application reliability and flexibility and improved security. The rise of open source is expected to continue in the coming years. According to a 2019 survey by IDC, 71% of organizations use open source software and, over the next 12 to 24 months, over 50% plan to expand their use of open source software and another 7% that do not currently use open source software plan to start using it.

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Organizations are Increasingly Using Multiple Clouds. According to IDC, 88% of organizations have employed a multi-cloud approach for their cloud and hosting services. Multi-cloud deployments have become increasingly common as individuals and businesses seek to match their applications with the best technology stacks and commercial models to run them while avoiding vendor lock-in akin to legacy IT infrastructure services. The future growth of the cloud-computing market across the globe will benefit significantly from this expanding trend of multi-cloud adoption.

Limitations of Existing Offerings on Developers, Start-Ups and SMBs

Existing offerings from large public cloud vendors are designed for complex, enterprise use cases such as migrating legacy workloads from on-premise to the cloud. The products and services offered by these vendors are not tailored for the needs of individual developers, start-ups or SMBs. These offerings lack the simplicity required by these users, suffer from near-infinite feature complexity and have opaque pricing and billing practices that are often accompanied by significant hidden costs. As a result, developers, start-ups and SMBs are often unable to leverage the benefits of cloud-based technologies.

The limitations of these enterprise-focused offerings include the following:

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Difficult to Use. Enterprise-focused vendors frequently have complicated implementation processes, which require a significant amount of time to learn complex user interfaces and features rather than allowing developers to focus on building and deploying applications. These unintuitive or inconveniently packaged services have limited the ability of start-ups and SMBs, who typically do not have IT departments or large teams, to maximize the value of their cloud investments due to the amount of time and resources required to train on and manage underlying infrastructure.

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Uncurated Set of Offerings. Traditional public cloud vendors have built their platforms to serve global enterprises with large development teams. The thousands of ancillary products and services that are offered by these vendors create a significant amount of complexity that is difficult for developers, start-ups, and SMBs to manage.

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Complex and Opaque Pricing. Existing cloud providers often have intricate and unpredictable pricing and billing practices. The lack of pricing transparency frequently leads to surprise charges and higher than expected costs, making budgeting and cost optimization very difficult. Companies frequently need dedicated employees, pricing analytics tools or even specialized consultants to understand how products are priced and how to manage their bills. The potential for unexpected or unbudgeted charges is especially burdensome for start-ups and SMBs that do not have the same financial resources as larger enterprises.

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Lack of Customer Support. As traditional public cloud vendors target large enterprise customers, smaller buyers often do not get the necessary level of support required to manage their infrastructure. These smaller buyers, including start-ups and SMBs, are often those most in need of and reliant on support to help them manage their infrastructure effectively and efficiently. The lack of a focused customer support ecosystem to assist these smaller customers is further exacerbated by the complexity of the documentation produced by large cloud vendors.

Our Solution

DigitalOcean was founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. We pioneered the developer cloud platform to simplify cloud computing, enabling developers and developer teams to quickly deploy and scale applications, collaborate efficiently and improve business performance. Empowered by an easy-to-use self-service model, intuitive control panel and highly predictable pricing, our customers are able to rapidly accelerate innovation and increase their productivity and agility.

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Simple and Intuitive. Our platform is engineered to take a user from inquiry to deployment within minutes, without any specialized training or heavy implementation. We abstract away the complexity that is generally found across legacy cloud providers to provide a compelling, intuitive interface with click-and-go options. Our platform provides users with a deployment interface that is comparable to interfaces provided by consumer internet leaders and is designed to minimize the number of steps to deployment.

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Designed by Developers for Developers. Our platform was built with a developer-first mentality and is designed for a wide range of use cases, such as web and mobile applications, website hosting, e-commerce, media and gaming, personal web projects, and managed services, among many others. Our innovative cloud platform is designed to eliminate the complexity and obstacles associated with deploying in and managing the cloud. Simplicity starts with our Droplets, which have revolutionized the way developers and teams deploy in the cloud. Droplets are our virtual machines that can be spun up in less than a minute, enabling developers to spend less time managing infrastructure and more time innovating.

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Built to Help Businesses Scale. Our highly-curated set of solutions, including compute, storage and networking offerings, managed databases and developer and management tools, are all designed to address the needs of start-ups and SMBs as they scale their businesses and require more cloud capabilities. Our managed services, including our Managed Database, Managed Kubernetes and App Platform services, are specifically focused on enabling our SMB customers—regardless of business type or geography—to scale their operations on our platform.

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Open Source. Our participation in and support of the open source software community enhances the attractiveness, depth and scalability of our offering. It increases the transparency of our technology and allows our customers to more efficiently write their own integrations. We give back to the community by sponsoring projects to create content and tools that help developers build great software and hosting events that are focused on driving the growth of open source, such as our Hacktoberfest, which we believe is the largest hackathon in the world.

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Differentiated Customer Support. We offer expert 24x7 technical support and customer service, with support staff spanning various time zones to ensure our customers quickly achieve their objectives and overcome challenges. Developers and engineers are a key part of our customer support team, and our technical support is—and always has been—available free of charge to all customers. Customers cite our attentive support as a key driver of their decision to start and grow their businesses on our platform.

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Broad-Based Community Ecosystem: We have built one of the world’s largest developer learning communities, with approximately 6,000 high-quality developer tutorials and over 28,000 community-generated questions & answers. The strength and continued growth of our community ecosystem, which is managed by our internal developer relations and editorial teams, is predicated on differentiated content on our community education website, which attracts approximately 3.5 million monthly unique visitors. As our community grows and generates more valuable content for our platform, we are able to attract more users, which ultimately increases our customer base and reinforces our highly efficient self-service model.

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Transparent and Predictable Pricing. Our approach to billing and pricing is simple, intuitive and transparent. Our pricing is consumption-based and renewable monthly, making it easy for our customers to optimize their deployments. We provide detailed monthly invoices, irrespective of the customer’s size or number of products purchased, making it easy to track usage on an ongoing basis. We enable our customers to completely control their spending and ensure there are no hidden charges that appear at the end of the month. Like everything we do, we approach billing with a customer-first focus, enabling our customers to spend more time developing and deploying innovative applications rather than interpreting and navigating convoluted invoices.

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Security and Data Protection. Maintaining the security and integrity of our platform is a critical focus for us, as well as for our customers who rely on us for their critical business needs. We invest significantly in securing the computing infrastructure foundation upon which our customers build and scale their projects. We remove the complexity of securing infrastructure for our customers and make it simple for them to build the security layers required for their use cases. We are also committed to customer data privacy and utilize best-in-class access, encryption and data protection technologies and processes.

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Built for Collaboration. Our platform enables secure and efficient collaboration across developer teams to manage and scale infrastructure and applications. We support thousands of developer teams on our platform and provide them with easy-to-use tools to better manage their workflows.

Key Benefits to Our Customers

Our solution is designed to empower our target customers with best-in-class cloud technologies, while supporting them with superior customer service. This customer-centric focus underpins our mission of simplifying cloud computing so developers and businesses can spend more time building software that changes the world. Our NPS averaged 65 during 2020, which is comparable to some of the world’s most beloved brands. For our customers, the key benefits of our solution include:

•	Accelerating innovation by leveraging the full power of the cloud

•	Making it simple to build, deploy and scale applications

•	Achieving rapid time-to-value with a reliable, highly-performant and cost-effective platform

•	Spending less time managing infrastructure and more time on higher value tasks that drive the growth and success of their businesses

•	Superior customer support that is free to all customers

•	A highly-reliable, scalable and secure platform

We have a highly diverse customer base that uses our platform for a variety of projects and applications. Recent customer success stories include:

•	RouteTrust, a telecommunications start-up, launched a Platform-as-a-Service (PaaS) offering that processes billions of voice calls each month using our Droplets and our Managed Kubernetes service.

•	Cloudways, a managed hosting company in Malta, provides web hosting services to over 250,000 websites using our Droplets.

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Rockerbox, an advertising and analytics company, dramatically reduced their cloud costs by 80% by efficiently running their data collection and analysis using our Droplets and our Managed Kubernetes, Managed Databases, Load Balancers and Spaces services.

•	Jiji, an online marketplace platform in Nigeria, serves over 200 million buyers and sellers across five countries in Africa.

•	Parabol, a remote meeting platform for teams embracing agile practices, makes it easier to host planning sessions, scrums and meetings online using our Droplets and our Managed Database service.

•	Centra, a Software-as-a-Service (SaaS)-based e-commerce platform in Sweden, provides a powerful backend offering that allows brands to build custom-designed, online flagship stores.

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An entrepreneur in the United Kingdom utilizes our Managed Kubernetes service and open source software to profitably scale his API-centric product helping online media companies automate their quality assurance testing.

Our Market Opportunity

The Infrastructure-as-a-Service (IaaS) and Platform-as-a-Service (PaaS) markets are two of the largest and fastest growing markets across all industries. According to IDC, the worldwide IaaS and PaaS markets for individuals and companies with less than 500 employees are estimated to be approximately $44.4 billion in the aggregate in 2020. The 2020 IaaS market, which is comprised of compute and storage, was estimated to be $31.9 billion. The 2020 PaaS market, which includes database management systems, application platforms and other platform services, was estimated to be $12.5 billion. According to IDC, these combined IaaS and PaaS markets are expected to grow to $115.5 billion in 2024, representing a 27% compound annual growth rate.

We believe the individual developer, start-up and SMB markets are underserved, and we expect our massive addressable market to continue to grow rapidly beyond 2024. The key drivers of this growth come from the increasing technological innovation which drives cloud adoption combined with the growing number of developers and SMBs worldwide. According to SlashData, the global developer population is expected to more than double over the next 10 years to approximately 45 million by 2030. Furthermore, there are more than

32 million SMBs in the United States alone, according to the World Bank, and we estimate that there are at least three times that number, or 100 million SMBs, globally. We expect this number will continue to grow, with more than 14 million net new SMBs created globally each year.

Our Growth Strategies

We are driving significant growth by executing on the following key strategies:

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Growing Our Customer Base. We believe there is a substantial opportunity to further expand our customer base. We have historically attracted customers by offering a low-friction, self-service cloud platform combined with a highly-efficient self-service marketing model. We are investing in strategies that we believe will continue to drive new customer adoption, especially among SMB customers, including new marketing initiatives that further optimize our self-service revenue funnel and targeted expansion of our inside sales teams, including in select international locations.

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Increasing Usage by Our Existing Customers. Our customer base of more than 570,000 customers represents a significant opportunity for further sales expansion through increased usage of our platform and adoption of additional product offerings. Our ARPU, which in part reflects increased usage by our existing customers, has increased significantly in recent years, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020. We expect to continue to increase our ARPU through the introduction of new products tailored to our customer base and an expanded go-to-market initiative focused on larger customers and specific use cases, both of which will drive enhanced usage of our platform and product offerings by our existing customers.

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Investing in Our Platform and Product Offerings. We have a history of, and will continue to invest significantly in, delivering innovative products, features and functionality targeted at our core customer base. We believe the market opportunity for serving developers, start-ups and SMBs is very large and goes far beyond providing the core IaaS services of compute, storage and networking. We have successfully attracted new customers to our platform and driven expansion with existing customers through new product launches, such as our Managed Kubernetes offering in late 2018, our Managed Database offering in 2019 and our App Platform service in October 2020.

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Augmenting Our Platform through Opportunistic Strategic Acquisitions. We believe that strategic partnerships and acquisitions will allow us to accelerate our key platform, product and marketing initiatives. For example, our App Platform service originated from an acquisition and we have expanded our community tutorial content through two small acquisitions, and we believe that additional acquisition opportunities will supplement our organic growth strategy. Likewise, we believe that strategic opportunities provide an attractive avenue to expand our product portfolio and customer base. We intend to actively pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate customer acquisition, increase usage of our platform and/or expand our product offerings in our core markets.

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Growing and Engaging Our Community. More than 5 million unique visitors interact with our websites, including our developer community, each month to learn, share and educate others. We are committed to supporting and expanding this community of innovators and technologists through high-quality content and expanded developer-focused programs and events around the world. We had approximately 170,000 participants in our Hacktoberfest event in 2020, up from 130,000 participants in 2019. In April 2020, we established our Hub For Good initiative, to provide infrastructure credits to non-profit companies that need resources to pursue charitable and philanthropic ambitions. Supporting and educating the developer community is one of our core values, but it also drives brand loyalty, expands our customer base and drives increased adoption of our products.

Our Platform and Product Offerings

We have designed our global cloud platform to ensure a simple, reliable and affordable cloud computing experience for our customer base of individual developers, start-ups and SMBs. This entails maintaining a high-performance global infrastructure, offering a highly curated set of solutions and providing a superior customer experience. The combination of these three elements enables our customers to focus their time and attention on building and running their applications or businesses rather than managing the underlying infrastructure.

Our Global Infrastructure & Technology Network

Our global infrastructure and technology network, built on the foundation of open source scalable cloud-native technologies, allows us to deliver an exceptional developer experience and suite of infrastructure and software solutions to our more than 570,000 customers spread across the globe. Our infrastructure is deployed to 14 data centers worldwide that are connected by a high-speed private backbone, enabling our customers to deploy their solutions across eight different geographic regions. We lease data centers in the New York City and San Francisco metropolitan areas, as well as in India, Germany, the United Kingdom, Canada, the Netherlands and Singapore. These site locations were selected for their close proximity to key customer markets and allow access to global internet exchange points to provide consistent low-latency connectivity to large end-user networks. This allows our customers to choose where best to deploy the solution to optimize performance and minimize latency for their users. We lease data center space from leading providers to provide us the flexibility to quickly enter new markets and align our global footprint with our go-to-market strategy.

We work closely with hardware manufacturers when designing our server platforms to continue to reduce acquisitions costs while at the same time optimizing reliability and performance for our customers. Our hardware engineering team works closely with CPU manufacturers to align our long-term server strategy to future technology advancements. We staff our data center operations team to ensure that we can provide the physical security, reliability and availability necessary for our customers—and that team additionally manages the physical server capacity to ensure that we are able to meet our customers’ demands. Our network engineering team manages the global backbone to ensure that we are making the best connectivity peering agreements to get customer traffic to the destination via the best available path. Our operations team actively monitors the cloud environment, responding to network incidents to ensure that customer impact is minimized and service availability is managed.

We focus heavily on securing our network, products and customer data from potential security threats with a dedicated team of security professionals. We continually monitor our infrastructure network for vulnerabilities and risk through our security observability platform. The backend components of our network have been built with a view towards security using layers of multi-factor authentication, authorization and role-based access and are monitored for abnormal behaviors or intrusions. Security architecture and design is embedded in our product development lifecycle, and we continually test our products and infrastructure for security flaws. In addition, we apply rigorous privacy standards to all the customer data we protect in accordance with applicable privacy laws and best practices. We have put measures in place to collect personal data only to the extent necessary to service our customers and we protect customer content data through limited access.

In combination, our infrastructure and network provide our customers with a reliable, highly-performant and cost-effective platform to confidently build, deploy and scale their optimal solution, from single node based applications to globally distributed systems.

Our Product Portfolio

We provide a variety of cloud products and services that are specifically designed to address the needs of individual developers, start-ups and SMBs. We listen carefully to our customers’ feedback so we understand what they want and need to simplify cloud computing for them. Our goal is to address the core needs of this underserved customer base instead of offering thousands of complex products and services that are more suited to large enterprise companies or companies looking to move from an on-premise environment to the cloud. This focus has allowed us to expand our ARPU, especially among our larger customers, while maintaining very attractive customer retention metrics.

Our initial product, launched in 2012, was the Droplet, a virtual machine that provides flexibility to build, test, secure and grow customers’ applications from start-up to scale. Since then, we have successfully launched many new products, which honor our commitment to always provide a simple, reliable and affordable experience for our core customer base. We have expanded our product portfolio with product innovations such as Dedicated Droplets, Spaces, Managed Kubernetes, Managed Databases and App Platform, which have proven our ability to successfully launch many new products to market and serve our customers’ needs. We have developed a product roadmap that will expand our managed and software offerings and enhance our ability to offer secure, scalable and reliable solutions for customers to grow their applications or businesses.

Compute Offerings. Our compute offerings provide “simplicity with choice” so that developers can build and release scalable applications faster in the cloud. We provide flexible server configurations sized for any application, attractive price-to-performance and highly predictable pricing that is the same across regions and usage volumes. Our current compute offerings include:

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Droplets (Virtual Machines): Developers can spin up the virtual machine of their choice in under a minute. We offer basic Droplets and Dedicated Droplets, such as general purpose, CPU-optimized, memory-optimized or storage-optimized configurations, which provide flexibility to build, test, secure and grow any application from start-up to scale. Our Droplet offerings continue to represent a significant majority of our revenue.

While developers love simplicity, they also value choice. With our product portfolio, we strive to give our customers the optionality they desire. Droplets provide developers with full control over their infrastructure, and with our new compute offerings, we manage the infrastructure for them, such as Managed Kubernetes and App Platform.

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Managed Kubernetes and Container Registry: In late 2018, we launched our easy-to-use Managed Kubernetes service that provides scalability and portability for cloud-native applications. Customers can get started at just $10 per month and scale-up and save with our free control plane and inexpensive bandwidth. Our Managed Container Registry offering lets customers easily store and manage private container images for rapid deployment to our Managed Kubernetes service. The continued popularity of cloud-native development and the Kubernetes ecosystem has made our Managed Kubernetes service one of our fastest-growing products.

•	App Platform: App Platform, launched in October 2020, is a PaaS offering that allows customers to build, deploy and scale applications quickly using a simple, fully-managed solution. We handle the infrastructure, application runtimes and dependencies so that developers can push code to production in just a few clicks, enabling them to deliver applications to market faster and on a global scale. We believe that our open source software-based architecture positions App Platform well for our core customer base. We also believe that the launch of App Platform will allow us to expand into new markets such as Function-as-a-Service (FaaS) and Container-as-a-Service (CaaS).

Storage Offerings. Our storage solutions allow our customers to store and quickly access any amount of data reliably in the cloud. We offer several kinds of storage offerings, depending on the customer’s needs, including:

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Spaces (Object Storage): Our object storage with a built-in content delivery network (CDN) makes scaling easy, reliable and affordable. Our simple and predictable pricing makes this offering very attractive compared to established public cloud providers.

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Volumes (Block Storage): Our block storage product allows customers to add more storage space and mix and match compute and storage to suit their database, file storage, application, service, mobile and backup needs. This provides supplemental storage beyond the generous local solid-state drive (SSD) offered with our compute offerings.

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Backups: Our automatically-created disk images of Droplets provide peace of mind and a sense of security to our customers. Our Backups offering allows weekly system-level backups, providing our customers with the ability to revert to an older state or create new Droplets.

Networking Offerings. We provide a suite of networking capabilities to secure and control the traffic to our customers’ applications. Data transfer costs can quickly become a major expense for the developer of any reasonably complex cloud application. At DigitalOcean, we provide a generous amount of bandwidth with each successive Droplet purchase. This bandwidth is pooled for the customer’s account and shared by all applications or resources running in their account, which we believe is a key differentiator for us in the marketplace. Our key networking product offerings include:

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Cloud Firewalls: Software service that allows customers to quickly secure their infrastructure from common vulnerabilities and define what services are visible on their infrastructure. Cloud Firewalls are free to our customers and are used for staging and production deployments of software.

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Managed Load Balancers: Software service that allows customers to load balance traffic to their software applications located on multiple Droplets, enabling them to scale their applications and improve availability, security and performance across their infrastructure in a few clicks with affordable pricing. In late 2020, we launched a new version of this product that targets customers with larger-scale applications.

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Virtual Private Cloud (VPC): Private network interface for DigitalOcean resources collections. VPC networks provide a more secure connection between resources because the network is inaccessible from the public internet and other VPC networks, enabling our customers to manage their information and data traffic between applications without exposure to the public internet. Unlike many cloud providers, a VPC, including floating IP addresses, is available at no additional cost to our customers.

Managed Databases. In 2019, we launched our Managed Database solution, which provides a fully-managed database. Managed Databases provide our customers with the application performance they need without the operational demands that come with building and running a database server. We currently offer managed offerings for relational databases (SQL) such as PostgreSQL & MySQL, as well as in-memory key-value data structure stores such as Redis. We plan to offer additional database engines starting in 2021.

The Developer Experience

We believe that providing a differentiated developer experience is a critical element of our success. To ensure a positive developer experience, we provide rich content resources focused on optimizing cloud usage, a powerful and easy-to-use interface, and a variety of technology tools. This enables our customers to get started on DigitalOcean very quickly and easily and seamlessly expand their usage of our products and services as their needs evolve and scale. We believe this focus on helping our customers onboard and better utilize our products and services builds brand loyalty and generates referrals by our customers who are strong advocates for DigitalOcean around the world.

Our community education website contains thousands of detailed, high-quality technical tutorials written, edited and/or updated by our editorial team. These tutorials cover a wide range of topics relevant to developers, including programming how-tos for specific technical hurdles and guidance on the latest techniques to secure their computing environment.

We are very proud of our easy-to-use user interface, which enables customers to be up and running in the cloud in as little as three clicks and in less than a minute. We utilize intuitive application programming interfaces (APIs), command line interface (CLI) and plugins/integrations which automate interactions with our cloud platform. This allows customers to use popular tools like terraform to automate infrastructure as code to provision and manage their DigitalOcean deployments. All DigitalOcean products come with detailed product and technical documentation to help our customers deploy to our cloud platform more quickly.

We provide management and collaboration tools to enable our customers to monitor and manage both their software and their team. We currently offer these tools free of charge to our customers as it drives brand loyalty and customer retention across our customer base. Our management and collaboration products include:

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Insights for Monitoring: Provides a turnkey visibility solution to seamless infrastructure monitoring. Customers can collect metrics to monitor Droplet performance and can receive alerts if infrastructure issues arise—with no configuration required.

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Projects: Allows our customers to organize their DigitalOcean resources (including Droplets, Spaces and Managed Load Balancers) into groups that fit the way they work. Customers can create projects that align with the applications, environments and clients they host on DigitalOcean.

•	Teams: Allows customers to securely and efficiently collaborate on projects with unlimited users, two-factor authentication and a single bill for all projects.

We operate the DigitalOcean Marketplace, a platform where developers can find pre-configured applications and solutions quickly. Our Marketplace contains highly curated everyday applications and cutting-edge technologies, providing customers access to the most efficient tools to build their businesses while removing the time and expense of research, configuration and manual setup. We work closely with partners to deliver a truly seamless experience for customers, creating the ability for developers to deploy thoroughly tested app environments with the click of a button on Droplets and Kubernetes clusters. More than 150 preconfigured one-click applications are available in the Marketplace, including WordPress, LAMP, Docker and Plesk, among others.

Our Customers

DigitalOcean was founded to meet the needs of the overlooked developer audience that works independently, at start-ups and within SMBs. Our customer base is incredibly diverse and includes:

•	Individuals running their personal web projects and learning cloud computing and modern technologies, whether it be programming languages, application frameworks or open source technologies

•	Start-ups and SMBs creating SaaS applications across numerous industry verticals, including education, finance, advertising, e-commerce, media, gaming and many more

•	Start-ups and SMBs providing customer relationship management (CRM) products, developer tools, API services and technology products and services

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Managed hosting companies providing value-added services on top of our platform to their customers, including maintenance and control of servers, managing websites and operating content management systems (CMS)

•	Web development agencies building custom websites and projects for their clients

Since DigitalOcean provides products across the spectrum—from infrastructure to fully-managed PaaS—we are able to serve users of all technical skill levels, including system administrators, backend developers, frontend developers and DevOps practitioners, among others. Increasingly we are also seeing a trend where people without a traditional software development background are able to utilize our services for compute intensive workloads such as data analytics, video conferencing systems, and popular online gaming servers. Additionally, our marketplace offers a rich set of pre-configured applications that allow non-developers to simply start using popular open source software without worrying about infrastructure configuration.

Our customer base is global, and we have historically generated a majority of our revenue outside of the United States. The map below represents in blue every country in which we had a customer during 2020.

Red = Countries and territories subject to U.S. government comprehensive sanctions programs.

We have been very successful in increasing our customer base and ARPU as we expand our product portfolio and optimize our sales, marketing and customer success and support initiatives. We had approximately 573,000 customers as of December 31, 2020, up from approximately 502,000 as of December 31, 2018. Our ARPU has increased significantly, from $35.97 in 2018 to $40.16 in 2019 to $47.78 in 2020.

We have no material customer concentration, as our top 25 customers made up 11%, 10% and 9% of our revenue in 2018, 2019 and 2020, respectively.

Customer Case Studies

The examples below illustrate how and why companies of varying sizes and from different industries and countries around the world use DigitalOcean.

Rockerbox

Start date: 2013

Location: United States

Rockerbox is a marketing analytics platform that helps businesses aggregate and understand marketing and conversion data, enabling them to make better decisions about their marketing strategies and improve conversion.

Situation: Rockerbox needed to build a reliable infrastructure that could power the marketing operations for hundreds of direct-to-consumer brands and businesses.

Solution: In 2013, Rockerbox began hosting a few servers on DigitalOcean due to DigitalOcean’s ability to offer powerful, cost-effective virtual machines and bandwidth capable of processing large amounts of data. The efficiency of DigitalOcean’s solution and its API flexibility allowed Rockerbox to run its own container cluster on top of Droplets. Rockerbox has expanded its usage of DigitalOcean’s platform over time and currently uses Spaces for object storage, Load Balancers, Volumes for block storage and the Managed Kubernetes offering.

“With DigitalOcean, we have been able to make scaling the technical infrastructure of our business highly efficient. DigitalOcean provides just the right set of cloud services to run our business and we utilize almost every product they offer.”

Rick O’Toole, Cofounder & CTO of Rockerbox

Jiji

Start date: 2014

Location: Nigeria

Jiji.ng is one of the biggest online marketplace platforms in Africa serving over 200 million buyers and sellers across 5 countries, including Nigeria, Ghana, Uganda, Tanzania and Kenya.

Situation: As Jiji’s online marketplace rapidly grew, the company needed to find a modern cloud platform to help serve its users reliably and efficiently, something the local hosting providers could not guarantee.

Solution: The recommendation for Jiji to deploy DigitalOcean came from the company’s developers who had previously used Droplets for their own personal projects. By using the DigitalOcean API and other open source tools, Jiji is able to automate its infrastructure provisioning process giving the company a high degree of control on its usage. With the introduction of new Droplet types, Jiji has also been able to move some of its bigger workloads to CPU-optimized and memory-optimized Droplets, improving page rendering and response times across its website by 25%.

“How quickly we can turn a product idea into a shipping feature is what determines our success. We feel the DigitalOcean cloud allows us to do just that. As a longtime customer, we feel the interactions we have with DigitalOcean - whether product or humans - are consistent and valuable. In our experience the customer has always been a priority and the experience is a striking difference to anything else we have seen in the market.”

Nick Zorin, Founder and CEO of Jiji

RouteTrust

Start date: 2014

Location: United States

RouteTrust is a state-of-the-art telecommunications platform that processes billions of voice calls each month and helps telecommunications providers simplify their operations to increase efficiency and profitability.

Situation: RouteTrust initially invested in its own servers for running its voice over internet protocol (VoIP) system, but it soon discovered this was not a scalable solution and that it needed a cloud provider. The company prioritized exceptional network performance and reliable, transparent pricing.

Solution: RouteTrust selected DigitalOcean as the best cloud provider to meet its requirements, including standard Droplets that came with generous bandwidth. RouteTrust saves hundreds of thousands of dollars per year by partnering with DigitalOcean instead of using a larger public cloud provider. Today, RouteTrust has shifted all of its workloads to the cloud and expanded its usage to hundreds of Droplets on DigitalOcean. RouteTrust takes full advantage of DigitalOcean’s global footprint to create a geo-redundant voice network, using multiple locations in New York and San Francisco.

“We’re a small company and are focused on operating efficiently. We found that if we were to run on other clouds, we wouldn’t be able to compete in certain products. DigitalOcean has not only provided a viable platform to run our business, but exceeded our expectations for network performance, which is critical for our business.”

David Shifley, CTO of RouteTrust

Cloudways

Start date: 2014

Location: Malta

Cloudways is a managed hosting platform that allows its customers to build powerful websites on the cloud without having to worry about web hosting complexity and support issues.

Situation: Cloudways identified that multiple agencies and web development companies employed developers who were experts in website development, but did not have knowledge of infrastructure management. Cloudways needed to find an infrastructure partner that developers love and has a strong presence in the developer community.

Solution: While Cloudways allows its customers to build websites using any cloud provider, DigitalOcean has become Cloudways’ largest partner and is now its preferred cloud provider. Cloudways’ customers choose DigitalOcean due to its high performance, reliability and the strength of DigitalOcean’s brand in the developer and hosting communities. Today, Cloudways’ customers serve more than 250,000 websites on DigitalOcean infrastructure.

“Cloudways needed a different cloud provider in order to reach a larger number of SMBs and we found a perfect partner in DigitalOcean. They pioneered simplicity and predictability in the cloud space and their price-performance ratio and reliability are unmatched.”

Aaqib Gadit, Cofounder & CEO of Cloudways

Parabol

Start date: 2016

Location: United States

Parabol is a remote meeting platform for teams embracing agile practices, making it easy for teams to host planning sessions, scrums and meetings online.

Situation: With the COVID-19 pandemic accelerating the business world’s shift online and to digital meetings, Parabol saw weekly customer sign-ups increase by more than ten times. The company needed to rearchitect its infrastructure solution to keep up with unprecedented demand.

Solution: Parabol chose DigitalOcean because it wanted an easy-to-use infrastructure cloud offering. Parabol’s initial use case included running a self-hosted open source PaaS (Platform as a Service) solution on Droplets. As consumer preferences changed and demand increased significantly, Parabol was able to quickly and easily redesign its infrastructure setup to allow for greater scale using additional DigitalOcean Droplets and the Managed Databases offering. This allowed Parabol to move from hosting approximately 10,000 simultaneous sessions to several hundred thousand without disruption.

“As a founder, I didn’t want to spend time micromanaging infrastructure and doing XML sit-ups. When the pandemic happened and traffic grew tenfold, the robust DigitalOcean platform allowed us to scale seamlessly, without any disruption to our operations, so we could continue to focus on running our business.”

Jordan Husney, Cofounder & CEO of Parabol

Bunnyshell

Start date: 2018

Location: Romania

Bunnyshell provides a self-service infrastructure automation platform to deploy, scale, and optimize applications.

Situation: Bunnyshell’s mission is to allow developers to focus on building applications without worrying about infrastructure. It offers cloud-agnostic infrastructure management and application management, as well as DevOps tools for deployment and monitoring. Bunnyshell was looking for an infrastructure provider that allowed it to provide reliable services to its customers in a cost-effective manner.

Solution: Bunnyshell joined the DigitalOcean startup program Hatch and built autoscaling, monitoring and DevOps services wrapped around the DigitalOcean cloud. DigitalOcean’s excellent price-performance along with the extensive API allows Bunnyshell to automate all of its infrastructure operations. Since graduating from the Hatch program, Bunnyshell has continued to grow its usage of DigitalOcean and has referred several customers looking for infrastructure management services to DigitalOcean. Bunnyshell now serves hundreds of customers ranging from simple WordPress sites to massive e-commerce sites and SaaS applications, all running on DigitalOcean infrastructure.

“What we really like about DigitalOcean is the keen customer focus. As a company that serves developers, we want a partner that understands our customers and has a shared purpose. DigitalOcean not only provides world-class infrastructure but they truly get developers. This makes our job easier in terms of building management services for them.”

Roxana Ciobanu, CTO of BunnyShell

Intricately

Start date: 2014

Location: United States

Intricately’s insights power prioritization and propensity models for many of the leading vendors across the cloud ecosystem. The company’s data platform provides detailed visibility and insights into cloud product adoption for more than six million businesses globally, enabling its customers to receive proactive notification of sales cycles, identify churn before it happens and more.

Situation: Intricately had to build and maintain a distributed software system that monitors global digital infrastructure usage, collects data from multiple locations worldwide in real-time, and then processes that data into actionable insights for sales and marketing teams.

Solution: Data collection, processing and storage with high performance and reliability is critical to Intricately’s business. The combination of DigitalOcean’s simplicity, performance and dedicated customer support made it the ideal solution for building and maintaining its platform. DigitalOcean’s global footprint allowed Intricately to launch and scale a distributed system that runs multiple open source solutions like PostgreSQL, Elasticsearch and MongoDB, all from DigitalOcean Droplets to maintain and grow its applications.

“We set out to build the Google Maps for digital infrastructure - an authoritative source of information on cloud adoption. Because we are a team of software engineers, we require a developer-friendly infrastructure platform that keeps us focused on building software rather than managing infrastructure. DigitalOcean’s frictionless provisioning, APIs and world class customer support means we can do just that. DigitalOcean is a key part of Intricately’s infrastructure and we could not be happier with the decision to choose DigitalOcean.”

Fima Leshinsky, CTO of Intricately

Whatfix

Start date: 2016

Location: India

Whatfix is an enterprise SaaS provider that offers a digital adoption platform to businesses. The company helps enterprises gain the full value of their investments in enterprise applications by providing real-time, interactive and contextual guidance to users of those applications.

Situation: Whatfix identified that the majority of enterprise applications were underutilized in most businesses. It set out to fix this problem by creating a SaaS product to provide interactive step-by-step walkthroughs within the context of enterprise applications. This meant building integrations with top SaaS applications globally while fulfilling the security requirements of large customers.

Solution: The Whatfix team has a strong infrastructure operations background and the company has a preference for managing and running its own infrastructure. Whatfix chose DigitalOcean because it provided a balance of ease of use and control. It utilizes DigitalOcean Droplets to run many open source solutions. Over time, Whatfix has also significantly expanded its usage of Volumes for block storage to store its increasingly growing data. Today, Whatfix’s solution uses almost all of DigitalOcean’s compute resource options, including the recently released memory-optimized Droplets.

“What we really love about the DigitalOcean platform is the ease of use. We feel like we know infrastructure and can handle most of the configuration and management. What we needed from a cloud was not bells and whistles but efficiency and reliability. DigitalOcean provides us a platform to build our apps and then gets out of the way. Just how we like it.”

Achyuth Krishna, Director of Engineering of Whatfix

Scraper API

Start date: 2019

Location: United States

Scraper API provides developers an easy way to build applications that require a lot of online data by scraping internet properties. Businesses such as e-commerce, travel and fintech companies utilize Scraper API instead of spending on the infrastructure, IP addresses, automation and other costs that would otherwise be required to collect large amounts of online data.

Situation: Scraper API was looking for a cloud provider that had a simple but powerful infrastructure product built to scale.

Solution: Scraper API picked DigitalOcean as it met the company’s requirements around simplicity and scalability. The initial solution consisted of running the Scraper API app on Droplets, but it soon moved to the Managed Kubernetes service. Since then, Scraper API has been able to create a system that scales on demand and handles more than seven billion requests per month. The company has also moved some of its internal services to a microservices based architecture and is using DigitalOcean’s new App Platform product.

“We are thoroughly impressed by how robust the DigitalOcean products are – both Managed Kubernetes and the general platform. It’s almost impossible to take down. We inadvertently pushed a bug into our production system but the platform was resilient enough to handle it without causing any service disruption. We are so satisfied with the platform that our holding company is planning to bring all applications from their portfolio companies to DigitalOcean.”

Zoltan Bettenbuk, CTO of Scraper API

Crowd Content

Start date: 2013

Location: Canada

Crowd Content provides a digital marketplace where businesses can find and hire talented writers to produce the content the company needs, including blog posts, newsletters, product descriptions and social media posts.

Situation: Crowd Content’s web traffic fluctuates significantly based on the content needs of its customers. The company needed to find an infrastructure solution that would be flexible enough to respond to these spikes, while operating efficiently.

Solution: Crowd Content’s initial solution consisted of Droplets, Volumes for block storage and Spaces for object storage, along with multiple open source solutions. The company was immediately able to see the benefits of using DigitalOcean, including the ability to effortlessly scale on demand and remain agile. Today, approximately 95% of Crowd Content infrastructure is hosted on DigitalOcean. Since it started, Crowd Content has seen a 240% increase in the number of customers. Utilizing optimized Droplets has also allowed Crowd Content to improve page loading speeds by 20%, which has been critical to growing its pool of writers by more than tenfold.

“As with any online marketplace, traffic to Crowd Content can fluctuate widely, and this necessitates easily scalable infrastructure. Thanks in large part to DigitalOcean’s broad product offering, seamless integration with other services and overall ease of use, we’ve been able to build and maintain a platform that’s always ready to meet the needs of our customers and writers.”

Eric Hoppe, Director of Marketing of Crowd Content

Vidazoo

Start date: 2014

Location: Israel

Vidazoo is an advertising technology company specializing in video streaming and serving. It serves video ads to thousands of websites and handles close to 10 billion requests per day.

Situation: Vidazoo specializes in video, advertising and data processing and wanted to focus its efforts on building products and features that delighted its customers. After Vidazoo worked and tested several options, it contacted DigitalOcean to find an optimal and custom solution to manage its cloud infrastructure and meet its performance needs.

Solution: Vidazoo came to DigitalOcean because it was consistent with the company’s “use the best tool for the job” philosophy. Vidazoo proceeded to build a cloud-native solution by using multiple managed cloud services instead of building everything itself. DigitalOcean formed the core compute engine for this solution, and Vidazoo built a Platform-as-a-Service (PaaS) layer on top of DigitalOcean Droplets for various kinds of processing, ad-serving and rendering. The company has also begun to move many of its CPU-intensive processing jobs, such as video transcoding, to DigitalOcean’s App Platform.

“We are as much a data company as an adtech company. Our business relies on speedy and accurate data processing at massive scale. DigitalOcean provides us the perfect set of tools to operate our SaaS business profitably, while not making us feel the need to become full time system administrators. We plan to move a lot of our apps to DigitalOcean App Platform and other fully managed products.”

Roman Svichar, CTO of Vidazoo

Centra

Start date: 2017

Location: Sweden

Centra is a SaaS-based e-commerce platform for global direct-to-consumer and wholesale e-commerce brands. Centra provides a powerful e-commerce backend that lets brands build pixel-perfect, custom designed, online flagship stores.

Situation: Centra provides business critical software that powers global e-commerce operations for industry leading fashion and lifestyle brands. It was looking for a cloud infrastructure that could meet its needs of reliability, scalability and predictable pricing.

Solution: Centra found the reliable and efficient hosting partner it needed with DigitalOcean. The company’s developers leverage DigitalOcean’s intuitive and user-friendly cloud experience to allow it to focus on building its platform and growing its business. DigitalOcean’s scalable, transparent solution has proven to be sufficiently robust and flexible to scale along with Centra’s demand, which surges significantly during high demand peak periods such as Black Friday, flash sales and large campaigns. Even with Centra’s rapid growth and the increasing demand of Centra’s clients, the company has been able to effortlessly scale capacity and meet that demand with DigitalOcean.

“How do we enable our customers to create differentiated online experiences? How do we ensure their e-commerce apps stay up and running at all times? How do we scale on-demand when traffic grows or new customers come in? These are the questions that we ask ourselves everyday. Thankfully, we have a partner in DigitalOcean that provides just the platform to answer those questions enabling us to guarantee 99.9% uptime for our clients.”

Martin Jensen, CEO of Centra

Vidgyor

Start date: 2017

Location: India

Vidgyor provides an adtech platform that leverages machine learning to boost ad revenues for TV broadcasters and OTT (over-the-top) platforms.

Situation: Vidgyor wanted to find a cloud platform that allowed it to experiment and iterate quickly on feature ideas. It wanted an infrastructure platform that could easily scale, handle increasing network bandwidth demands and did not require committing to huge costs on infrastructure.

Solution: DigitalOcean provided a platform that allowed Vidgyor to move fast and scale. The provision-on-demand flexibility, variety of virtual machine options and leading bandwidth price-performance were a perfect fit for its network intensive applications, allowing it to build rapidly and scale with its customers. Live video streaming and syndication as well as the performance of machine learning algorithms have also benefited from the new optimized Droplet types.

“For us the most important thing was to turn our idea of an AI-assisted ad platform into reality and do so quickly and profitably. DigitalOcean helped us do that. We love the developer experience, we can accurately predict our costs, and can scale up or down as the traffic grows. This has been a huge benefit especially during the pandemic when usage of OTT services and hence our platform grew significantly.”

Mahaboob Khan, Cofounder and CEO of Vidgyor

Our Community

We focus heavily on building a large highly engaged community that can connect and educate developers across the globe. Our developer community enables students, hobbyists and experienced developers alike the tools to learn new skills and technologies and create and deliver new applications.

The DigitalOcean community is based on forging genuine relationships through a series of meaningful and memorable interactions. We foster our community through numerous initiatives, and believe these initiatives drive brand loyalty amongst a fast-growing developer community. We also believe that our focus on community engagement spurs our community followers to become advocates for us and our platform.

Our community efforts are focused on educating, engaging and connecting the global developer and entrepreneurial communities, and can be grouped into three key categories:

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Education: We operate a community education website which has grown significantly over the past few years, and attracts approximately 3.5 million monthly unique visitors. We offer approximately 6,000 high-quality technical tutorials and a forum with more than 28,000 questions and answers that guide developers in creating and delivering modern applications—not just focused on DigitalOcean products and services, but relevant to any cloud service. Our approach of giving back to the community “more than you receive” helps drive strong brand loyalty for DigitalOcean across the global developer community.

•

Events & Sponsorships: We support community learning, networking and interaction via targeted industry and customer events, as well as well as technical talks, regional events (which we call Tide conferences) and a virtual 24-hour conference (which we call Deploy). We have hosted Tide conferences in the U.S, India and Europe over the past several years and our first Deploy conference was held virtually in November 2020. In addition to these events, we honor and strengthen our commitment to the open source community via sponsorships that empower aspiring and evolving developers. Each year we host Hacktoberfest, which we believe is the largest hackathon in the world, with approximately 170,000 developers participating in 2020. We distribute our regular Currents market surveys to anyone who seeks market research trends about cloud and open source developments, whether they are a DigitalOcean customer or not.

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Start-up Enablement: We also support entrepreneurs and start-ups more directly as they begin their journey. We operate the “Hatch by DigitalOcean” program, which furnishes high-potential start-ups with a robust set of benefits to help them succeed. We partner with some of the most prominent start-up incubators in the world and also accept direct applications to the Hatch program. The benefits we provide our Hatch companies include free infrastructure products and services, free technical support, and membership in our Hatch community that allows founders to collaborate and share learnings. Many of our Hatch participants graduate from the program and become loyal DigitalOcean customers.

Marketing & Sales

Our marketing and sales teams work together closely to drive awareness and adoption of our platform, accelerate customer acquisition and expand our revenue from existing customers. We believe we have built an incredibly efficient customer acquisition and expansion model. For the years ended December 31, 2018, 2019 and 2020, our sales and marketing expense as a percentage of revenue was approximately 14%, 12% and 11%, respectively.

We have historically generated almost all of our revenue from our efficient self-service marketing model, which enables customers to get started on our platform very quickly and without the need for assistance. We focus heavily on enabling a self-service, low-friction model that makes it easy for users to try, adopt and use our products. By reducing the friction that typically accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, we have grown our customer base while avoiding the expensive customer acquisition costs typical of high-touch enterprise sales models.

Our approach focuses on the self-service revenue funnel where we attract, convert and retain customers. By creating an intentional marketing experience for a prospect to travel through different stages of the funnel, we are able to anticipate their needs in real-time at each step. We attract visitors to our website through a combination of high-quality content, developer outreach and highly-targeted paid demand generation campaigns. We monitor and measure monthly unique visitors to our website based on the number of devices, such as a browser or a terminal, for which a unique and anonymous identifier (typically a first-party cookie) is sent with respect to each visit to our website in a given month. We convert those visitors to paying customers through website optimizations and experimentation. For existing customers, we conduct a variety of campaign strategies to ensure we retain and expand those customers. Our marketing department is broken into three distinct areas: revenue marketing, which is responsible for generating self-service revenue through management of the funnel; product/programs marketing, which is responsible for marketing our products, developer relations and community engagement; and content, which is responsible for managing the community and editorial teams.

We complement our efficient self-service customer acquisition model with a small, targeted inside sales team that is focused on responding to inbound inquiries, outbound prospecting targeting specific use cases, volume expansion of our self-service customers and expanding our revenue in specific international markets. We utilize a process-oriented and data-driven approach to sales that includes tracking numerous metrics such as sales conversion rates, velocity and time-to-close, and size of sales pipeline. Our sales team includes experienced sales engineers who fashion technical solutions for customers to convert their workloads from other cloud providers.

We intend to continue to invest in our marketing and sales capabilities to capitalize on our large and global market opportunity, while remaining very efficient in terms of marketing and sales expense as a percentage of revenue.

Our Customer Support and Service

Providing unparalleled customer support has been a passion and priority since our founding, and we believe it is a strategic differentiator for us. Our goal is to help all of our customers achieve their objectives—whether they are an individual developer working on a personal project or an SMB launching a sophisticated new application. Customers cite our attentive support focus as a key driver of their decision to start and grow their business on our platform.

Our customer success and support team is organized into two main teams: customer support and customer success. These teams provide 24x7 service and are also stationed in various time zones to provide uninterrupted support to our truly global customer base.

The customer support team addresses account-related questions and provides high-quality technical advice and troubleshooting. Developers and engineers are a key part of the customer support team, and our technical support is—and always has been—available free of charge to all customers. The customer engagement with this customer support team also serves as an important feedback loop to our product and technology teams, helping us better understand the specific needs of individual developers and SMBs. This feedback has influenced, and will continue to influence, our product roadmap, the content strategy for our community tutorials and other business decisions.

Once our customers reach a certain spending level with us, we support them with dedicated customer success advocates to ensure their satisfaction and expand their usage of our platform. Our customer success professionals focus on customer retention and customer expansion by adding value throughout the customer lifecycle as customers scale and expand their usage of our product portfolio. For example, if a customer supplements their Droplets usage and initiates a Managed Database, our automated data science tool triggers an internal notification to our customer success advocates. In turn, a customer success advocate will directly contact the customer to determine if there are ways for us to augment their database with an additional service such as Managed Kubernetes.

We closely track various metrics to ensure we are providing exceptional customer support. Our NPS, which we measure by conducting a randomized survey of our paid customers in which customers could respond with a rating of 0 to 10 regarding their willingness to recommend us, averaged 65 during 2020. This NPS score is comparable to some of the world’s most beloved brands. We also internally monitor a separate customer satisfaction rating to gauge the quality of our interactions with customers and our ability to increase loyalty. We also have specific monthly service-level objectives (SLOs) for response and resolution times to ensure we maintain a high level of customer satisfaction.

Our customer support and success team was recently recognized by The Stevie Awards for Sales & Customer Service with a gold “Customer Service Team of the Year” Stevie Award for recovery situations and four silver Stevie Awards for customer satisfaction strategy, support team and support leadership.

Competition

The markets that we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense.

We believe that the principal factors on which we compete include:

•	ease of use and operation;

•	speed of deployment;

•	price, total cost of ownership and transparency;

•	customer experience, support and service;

•	community engagement and education;

•	features, functionality and quality of tools;

•	performance, reliability, scalability and security;

•	brand awareness and reputation;

•	geographic reach; and

•	open source support.

We compete primarily with large, diversified technology companies that focus on large enterprise customers and provide cloud computing as just a portion of the products and services that they offer. The primary vendors in this category include Amazon (AWS), Microsoft (Azure), Google (GCP), IBM and Oracle. These competitors are large, well-known public companies with greater financial, technical, and sales and marketing resources, and they possess considerably more customer awareness than we do.

We also compete with smaller and/or niche cloud service providers that typically target individuals and smaller businesses, simple use cases and/or narrower geographic markets. Examples in this category include OVH, Vultr, Heroku and Linode.

Despite the competitive intensity, we believe we compete successfully on the basis of the factors listed above. We focus solely on solutions for individual developers, start-ups and SMBs—and combine the power of simplicity, love for the developer community, an obsession for customer service and the advantages of open source. This differentiates us dramatically from the enterprise cloud competitors. At the same time, our ability to address complex use cases that allows customers to scale with us as they grow differentiates us from the many niche competitors whose have less robust and extensible offerings.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality provision, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand. We use open source software in our services.

As of December 31, 2020, we owned six registered trademarks in the United States and four registered trademarks in various non-U.S. jurisdictions. We have filed applications for registration of an additional three trademarks in the United States and seven in various non-U.S. jurisdictions, as well as one World Intellectual Property Organization international trademark application, which could extend the registration of one of our trademarks to ten additional jurisdictions. All of the foregoing applications were pending as of December 31, 2020. As we further expand internationally, we may be unable to register or obtain the right to use the DigitalOcean trademark in certain jurisdictions. As of December 31, 2020, we had filed one patent application pending for examination in the United States and a related non-U.S. patent application. The pending U.S. patent application, if issued, would be scheduled to expire in September 2039. In addition, we license third-party software and use open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business utilize proprietary technology and/or licensed technology, including open source software.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, vendors and partners. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers, vendors and other partners. Our use of open source software, and participation in open source projects, may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property, including our use of open source software.

Although we rely on a variety of intellectual property protections, we believe that factors such as the technological and creative skills of our personnel, our ability to create new products services, and enhance the features and functionality for our offerings, are more essential to establishing and maintaining our technology leadership position.

Employees and Human Capital

We are focused on attracting, developing and retaining top talent to help drive the growth of our business. We have a strong commitment to building a diverse workforce that reflects our values and the needs of our global customer base.

Since our inception, we have fostered a remote-friendly work culture that enables us to recruit and retain skilled professionals wherever they are located. In recent years, our remote workforce represented a majority of our total employee base and an even higher percentage across our technology personnel. Since March 2020, our entire workforce has operated remotely and our history and experience with managing a remote workforce has allowed us to continue to operate effectively and without interruption during the COVID-19 pandemic.

As of December 31, 2020, we had 581 employees, with 466 based in the United States and an additional 115 located in four other countries. None of our employees are represented by a labor union with respect to his or her employment. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our Facilities

Our headquarters is located in New York City, where we lease approximately 44,000 square feet. Our lease for this space will expire in July 2025. Additionally, we lease approximately 7,200 square feet in office space in Cambridge, Massachusetts. We have also entered into short-term leases for small spaces in a number of co-working locations. We also lease space in 14 data centers worldwide, including in the United States, India, Germany, the United Kingdom, Canada, the Netherlands and Singapore. We do not own any real property. We believe that our current facilities are adequate to meet our current needs and that additional or substitute space is available if needed to accommodate growth and expansion.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would in our estimation, have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of February 25, 2021:

Name	Age	Position

Executive Officers:
Yancey Spruill	53	Chief Executive Officer and Director
William Sorenson	65	Chief Financial Officer
Carly Brantz	42	Chief Marketing Officer
Barry Cooks	49	Chief Technology Officer
Jeffrey Guy	55	Chief Operating Officer
Matthew Norman	48	Chief People Officer
Alan Shapiro	52	General Counsel

Non-Employee Directors:
Warren Adelman	57	Director
Pratima Arora	41	Director
Amy Butte	53	Director
Warren Jenson	64	Director
Pueo Keffer	39	Director
Peter Levine	60	Director
Hilary Schneider	59	Director

Executive Officers

Yancey Spruill has served as our Chief Executive Officer and a member of our Board since August 2019. Prior to DigitalOcean, Mr. Spruill served as the Chief Operating Officer and Chief Financial Officer of SendGrid, Inc., a customer communication platform for transactional and marketing email, from June 2015 until its acquisition by Twilio, Inc. in February 2019. From September 2014 to June 2015, Mr. Spruill served as Chief Financial Officer at TwentyEighty, Inc., a provider of training and performance improvement solutions. From August 2004 to September 2014, Mr. Spruill served as Executive Vice President and Chief Financial Officer at DigitalGlobe, Inc., a provider of geospatial information products and services. Mr. Spruill currently serves on the board of directors of Ping Identity Corporation, a provider of cloud identity security solutions, where he is Chairman of the Audit Committee. Mr. Spruill previously served on the board of directors of Allscripts Healthcare Solutions, Inc., an electronic healthcare records technology company from 2016 to 2020, Zayo Group Holdings, a provider of telecommunications infrastructure services until its sale to a consortium of financial buyers in March 2020, and Rally Software Development Corp., a provider of agile development software, until its sale to CA in July 2015. Mr. Spruill received a B.S. in Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. We believe Mr. Spruill’s extensive financial expertise, leadership experience, experience with serving on boards of other technology companies and significant experience in the technology industry, as well as his insight into corporate matters as our Chief Executive Officer, make him a valuable member of our board of directors.

William Sorenson has served as our Chief Financial Officer since August 2019. Mr. Sorenson served as Chief Financial Officer at Enel X North America, Inc. (formerly Enernoc, Inc.), an intelligent energy company, from August 2016 to September 2017. From May 2014 to October 2015, Mr. Sorenson served as Chief Financial Officer of Acquia Inc., a web content management platform provider. From August 2008 to July 2013, Mr. Sorenson served as Chief Financial Officer of Qlik Technologies Inc., a business intelligence solutions provider of visual analytics. Previously, Mr. Sorenson held executive level positions at EMI Music Publishing, Bertelsmann AG and News Corporation. Mr. Sorenson received a B.A. in Foreign Languages from LeMoyne College and an M.A. in International Relations from American University.

Carly Brantz has served as our Chief Marketing Officer since January 2020. From July 2011 to January 2020, Ms. Brantz worked at SendGrid, Inc. (acquired by Twilio, Inc. in February 2019), a customer communication platform for transactional and marketing email, where she most recently served as Vice President, Revenue Marketing. From 2005 through 2011, Ms. Brantz worked at Return Path, Inc., an email deliverability and optimization platform for email marketers, where she most recently served as the Director of Marketing. Ms. Brantz currently serves as a board member for Pledge 1% Colorado, a position she has held since January 2018. Ms. Brantz received a B.A. in International Business and Marketing from the University of Colorado Boulder.

Barry Cooks has served as our Chief Technology Officer since February 2019. Mr. Cooks served as Vice President of R&D, Cloud Operations Products at VMware, Inc., a software company, from March 2016 to February 2019, as well as Senior Director of R&D at VMware, Inc. from March 2006 to March 2009. Mr. Cooks served as Senior Vice President of Products, Engineering and Support at Virtual Instruments Corporation, where he worked from March 2009 to March 2016. Previously, Mr. Cooks also served as Director of Engineering at Sun Microsystems, Inc. Mr. Cooks holds a B.S. in Computer Science from Purdue University and an M.S. in Computer Science from the University of Oregon.

Jeffrey Guy has served as our Chief Operating Officer since February 2020. Mr. Guy served as Vice President of Finance and Transformation at Solera, Inc., a data and software services company, from August 2019 to February 2020. From July 2011 to August 2019, Mr. Guy worked at DigitalGlobe, Inc. a provider of geospatial information products and services, where he most recently served as Senior Vice President of Business Transformation and previously held several senior-level finance and operations roles. From 2001 to 2010, Mr. Guy served in various operations and transformation roles at Trimble, Inc., a hardware, software and services technology company. Mr. Guy received a B.S. in Business Administration in Operations and Supply Chain Management from Bowling Green State University and an M.B.A. in International Business from Western Michigan University.

Matthew Norman has served as our Chief People Officer since May 2020. Mr. Norman served as Executive Vice President of Human Resources at Denihan Hospitality Group, a hotel management and development company, from September 2013 to May 2020. Previously, Mr. Norman was Vice President of Human Resources at Gilt Groupe, an online shopping and lifestyle website, from June 2011 to September 2013 and Vice President of Human Resources at Condé Naste, a global mass media company, from March 2010 to June 2011. Mr. Norman has also previously served in senior roles in the human resources departments at Universal McCann Worldwide, Inc., DoubleClick Inc. and Honeywell International Inc. Mr. Norman received a B.A. from Wabash College and a master’s degree from Columbia University.

Alan Shapiro has served as our General Counsel since May 2017. From November 2007 until December 2016, Mr. Shapiro served in various roles, including most recently as Executive Vice President and General Counsel, at Everyday Health, Inc., a provider of digital health solutions. From September 2002 until October 2007, Mr. Shapiro served as General Counsel of NetRatings, Inc., a global Internet media and market research firm. From April 2000 until July 2002, Mr. Shapiro served as General Counsel of Jupiter Communications, Inc. and its successor company, Jupiter Media Metrix, Inc., a provider of Internet media and market research services. Previously, Mr. Shapiro worked as a corporate attorney at Brobeck, Phleger & Harrison LLP and Dechert LLP. Mr. Shapiro received a B.A. from Columbia University and a J.D. from the UCLA School of Law.

Non-Employee Directors

Warren Adelman has served as a member of our board of directors since November 2020. Mr. Adelman has served as the Managing Director of Nativ Group, a personal investment firm, since 2013. Prior to founding Nativ Group, Mr. Adelman held a variety of positions at GoDaddy Inc., a publicly traded domain name registrar, from 2003 to 2012, most recently serving as Chief Executive Officer. Mr. Adelman also served as a member of GoDaddy’s board of directors from 2006 to 2012. Mr. Adelman currently serves on the board of directors of several technology-related companies. Mr. Adelman also previously served on the board of directors of Sendgrid, Inc. from April 2014 until its merger with Twilio Inc. in February 2019. Mr. Adelman holds a B.A. in Political Science and

History from the University of Toronto. We believe Mr. Adelman’s extensive experience with technology companies as both a director and an executive officer qualifies him to serve on our board of directors.

Pratima Arora has served as a member of our board of directors since February 2021. Ms. Arora has served as General Manager and Vice President of Confluence at Atlassian Corporation Plc, a provider of software development and collaboration tools, since September 2017. From June 2008 to September 2017, Ms. Arora worked at Salesforce.com, Inc., a cloud-based customer relationship management software service, where she most recently served as Vice President of Product Management. Previously, Ms. Arora worked in various roles at SAP SE, an enterprise software management system, and Intuit Inc., a financial services software company. Ms. Arora received a B.S. in Physics from Sri Venkateswara College, Delhi University and an M.B.A. from the Walter A. Haas School of Business at the University of California, Berkeley. We believe Ms. Arora’s extensive experience in product management roles at technology companies qualifies her to serve on our board of directors.

Amy Butte has served as a member of our board of directors since April 2018. Ms. Butte currently serves on the board of directors of Bain Capital Specialty Finance, Inc., a managed specialty finance company, and Tuscan Holdings Corp., a special purpose acquisition vehicle. Ms. Butte also serves on the board of directors of BNP Paribas USA, where she is currently audit committee chair and a member of the risk management committee. Ms. Butte is an advisor to several private companies, including the Long-Term Stock Exchange, Inc., a startup marketplace for long-term investors. Ms. Butte was an independent trustee for the Fidelity Investments Strategic Advisors Funds from 2011 to 2017, a board member for Accion International from 2008 to 2014 and the founder of TILE Financial, a fintech startup, from 2008 to 2012. Previously, Ms. Butte served as Chief Financial Officer of Man Financial, Inc., Chief Financial Officer and Executive Vice President of the New York Stock Exchange, and Chief Financial Officer and Strategist for the Financial Services Division of Credit Suisse First Boston, Inc. Ms. Butte received a B.A. from Yale University and an M.B.A. from Harvard Business School. We believe that Ms. Butte’s extensive experience in the financial industry and guiding companies through the complexities of maturing from private to public qualifies her to serve on our board of directors.

Warren Jenson has served as a member of our board of directors since December 2020. Mr. Jenson currently serves as President, Chief Financial Officer and Executive Managing Director of International at LiveRamp (formerly known as Acxiom), a software-as-a-service company that provides industry leading identity and data connectivity services. Mr. Jenson has served at LiveRamp/Acxiom since 2012. Prior to joining Acxiom, Mr. Jenson served as Chief Operating Officer at Silver Spring Networks, a start-up specializing in smart grid network technology, from 2008 to 2011. Previously, Mr. Jenson served in executive-level positions with Electronic Arts, Inc., Amazon.com, Inc., Delta Air Lines and several positions as part of the General Electric Company and its affiliates. Mr. Jenson currently serves on the board of directors of Cardtronics plc, a leading global provider of fully integrated ATM and financial kiosk products and services, TapJoy, Inc., a privately-held monetization and distribution services provider for mobile applications, and the Marriott School of Business at Brigham Young University. Mr. Jenson previously served on the board of directors of DigitalGlobe, Inc. Mr. Jenson received a B.S. in Accounting and a Master of Accountancy—Business Taxation from Brigham Young University. We believe that Mr. Jenson’s extensive experience as both a director and an executive officer at several successful public and private companies qualifies him to serve on our board of directors.

Pueo Keffer has served as a member of our board of directors since June 2015. Mr. Keffer has served as a Managing Director at Access Technology Ventures, a venture and growth technology firm, since April 2015. Mr. Keffer was a Partner at Redpoint Ventures, a venture capital firm, from January 2009 to April 2015. Previously, Mr. Keffer was an associate at TA Associates, a growth private equity firm, and a financial analyst at Goldman Sachs & Co. Mr. Keffer also currently serves on the board of directors of Opendoor Labs Inc., an operator of an online real estate marketplace. Mr. Keffer received a B.A. in Economics from Stanford University. We believe that Mr. Keffer’s extensive investment experience in the technology industry qualifies him to serve on our board of directors.

Peter Levine has served as a member of our board of directors since February 2014. Mr. Levine is a General Partner at Andreessen Horowitz, a venture capital firm, where he has worked since March 2011. From October

2007 to 2011, he served as Senior Vice President of the Datacenter & Cloud Division of Citrix Systems Inc., a multinational software company, and from February 2006 until its acquisition by Citrix in 2007, he served as President and Chief Executive Officer of XenSource, Inc. From June 2002 to February 2005, Mr. Levine served as Managing Director of Mayfield Fund, a venture capital investment firm. Mr. Levine also currently serves on the board of directors of several private technology companies. Mr. Levine received a B.S. in Engineering from Boston University and attended the Sloan School of Management at MIT. We believe that Mr. Levine’s experience as a seasoned venture capitalist and a current and former director of many software companies qualifies him to serve on our board of directors.

Hilary Schneider has served as a member of our board of directors since November 2020. Ms. Schneider has served as the Chief Executive Officer of Shutterfly, Inc. since January 2020. From January 2018 until November 2019, Ms. Schneider served as the Chief Executive Officer of Wag Labs, Inc., an on-demand dog walking company. Ms. Schneider served as President, Chief Executive Officer and a director of LifeLock, Inc., a formerly publicly traded provider of identity theft protection, identity risk assessment and fraud protection services, from March 2016 to February 2017 and President from 2012 to 2016. Previously, Ms. Schneider held senior leadership roles at Yahoo!, a global technology company, Knight Ridder, Inc., a media company, and Red Herring Communications, a media company. Ms. Schneider currently serves on the board of directors of Vail Resorts, Inc., a global mountain resort operator, and several private companies and non-profit organizations, including Water.org. Ms. Schneider previously served on the board of directors of Sendgrid, Inc. from July 2017 until its merger with Twilio Inc. in February 2019. Ms. Schneider holds a B.A. in Economics from Brown University and an M.B.A. from Harvard Business School. We believe Ms. Schneider’s extensive experience with technology companies as both a director and an executive officer qualifies her to serve on our board of directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors. Following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Amy Butte, Peter Levine and Yancey Spruill whose terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Warren Adelman, Pueo Keffer and Hilary Schneider whose terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Pratima Arora and Warren Jenson whose terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Yancey Spruill, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Warren Adelman, Amy Butte and Warren Jenson. The chair of our audit committee is Amy Butte. Our board of directors has determined that each member of the audit committee (i) satisfies the independence requirements under New York Stock Exchange listing standards and Rule 10A-3(b)(1) of the Exchange Act; (ii) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act; and (iii) can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee

Our compensation committee consists of Pratima Arora, Warren Jenson and Hilary Schneider. The chair of our compensation committee is Hilary Schneider. Our board of directors has determined that each member of the compensation committee is independent under New York Stock Exchange listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefits programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Warren Adelman, Peter Levine and Pueo Keffer. The chair of our nominating and corporate governance committee is Peter Levine. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under New York Stock Exchange listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.digitalocean.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors for the year ended December 31, 2020. We did not provide any cash compensation to our non-employee directors for the year ended December 31, 2020. Yancey Spruill, our Chief Executive Officer, is also a member of our board of directors but did not receive any additional compensation for his service as a director.

	Fees Earned or Paid in Cash	Option Awards(3)(4)	Total
Warren Adelman	$—	$865,057	$865,057
Pratima Arora(1)	—	—	—
Amy Butte	—	—	—
Bradford Gillespie(2)	—	—	—
Warren Jenson	—	970,346	970,346
Pueo Keffer	—	—	—
Peter Levine	—	—	—
Hilary Schneider	—	865,057	865,057
Benya Uretsky(2)	—	—	—
Moisey Uretsky(2)	—	—	—

(1)	Ms. Arora joined our board of directors in February 2021.
(2)	Messrs. Gillespie, Benya Uretsky and Moisey Uretsky resigned from our board of directors in February 2021.
(3)

Amounts reported represent the aggregate grant date fair value of stock options granted to our directors during 2020 under our 2013 Plan, computed in accordance with ASC Topic 718, excluding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the director.

(4)	The following table sets forth information regarding outstanding option awards held by our non-employee directors as of December 31, 2020:

	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Grant Date
Warren Adelman(a)	2,083	97,917	$17.37	11/5/2020
Pratima Arora	—	—	—	—
Amy Butte(a)(b)	66,666	33,334	3.43	4/16/2018
	15,625	34,375	5.61	9/12/2019
Bradford Gillespie	—	—	—	—
Warren Jenson(a)	—	100,000	19.47	12/16/2020
Pueo Keffer	—	—	—	—
Peter Levine	—	—	—	—
Hilary Schneider(a)	2,083	97,917	17.37	11/5/2020
Benya Uretsky	—	—	—	—
Moisey Uretsky	—	—	—	—

(a)

All shares underlying the options vest in 48 equal monthly installments measured from the vesting commencement date, subject to each director’s continuous service through each such vesting date. 100% of the shares underlying these options vest and become exercisable upon a change in control.

(b)	Options are held directly by Plato Partners LLC and Ms. Butte owns substantially all of Plato Partners LLC.

Non-Employee Director Compensation Policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

In February 2021, our board of directors approved a non-employee director compensation policy to be effective in connection with this offering. Pursuant to this policy, our non-employee directors will receive the following compensation, unless such non-employee director declines all or a portion of his or her compensation.

Equity Compensation

Each new non-employee director who joins our board of directors on or after the completion of this offering will automatically receive an RSU award for common stock having a value of $360,000 based on the average fair market value of the underlying common stock for the 10 trading days prior to and ending on the date of grant, or the Initial RSU. Each Initial RSU will vest over three years, with one-third of the Initial RSU vesting on the first, second and third anniversary of the date of grant, subject to the non-employee director’s continued service to us through the applicable vesting dates.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director will automatically receive an RSU award for common stock having a value of $180,000 based on the average fair market value of the underlying common stock for the 10 trading days prior to and ending on the date of grant, or the Annual RSU. Each Annual RSU will vest on the earlier of (i) the date of the following year’s annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant, subject to the non-employee director’s continued service to us through the applicable vesting date.

Any unvested Initial RSU or Annual RSU held by each non-employee director who is providing services as of immediately prior to a “corporate transaction” (as defined in the director compensation policy) will become fully vested as of immediately prior to the closing of such corporate transaction.

Cash Compensation

In addition, commencing at the beginning of the first fiscal quarter following the completion of this offering, each non-employee director will receive the following cash compensation (as applicable) for serving on our board of directors and its committees:

•	$35,000 annual cash retainer for service as a board member and an additional annual cash retainer of $25,000 for service as chair of our board of directors;

•

$10,000 annual cash retainer for service as a member of the audit committee and $20,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

•

$7,500 annual cash retainer for service as a member of the compensation committee and $15,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

•

$4,000 annual cash retainer for service as a member of the nominating and governance committee and $8,000 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial months of service.

The Company may establish a program under which non-employee directors may elect to receive their retainers in shares of common stock rather than cash.

Expenses

We will reimburse each eligible non-employee director for ordinary, necessary and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our board of directors and any committee of the board.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2020, were:

•	Yancey Spruill, our Chief Executive Officer;

•	Carly Brantz, our Chief Marketing Officer; and

•	Jeffrey Guy, our Chief Operating Officer.

2020 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary		Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Yancey Spruill	$450,000		$—	$—	$626,400	$13,847	$1,090,247
Chief Executive Officer
Carly Brantz	320,000		—	1,416,357	245,000	11,548	1,992,905
Chief Marketing Officer
Jeffrey Guy	304,792	(5)	50,000	1,636,407	262,500	18,269	2,271,968
Chief Operating Officer

(1)	Amount shown represents a one-time signing bonus awarded to Mr. Guy.
(2)

Amounts reported represent the aggregate grant date fair value of stock options granted to our executive officers during 2020 under our 2013 Plan, computed in accordance with ASC Topic 718, excluding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the executive officer.

(3)	Amounts shown represent the executive officers’ total bonuses earned for 2020 based on the achievement of company and individual performance goals as determined by our board of directors.
(4)	Amounts shown represent life insurance premiums paid by us on behalf of the executive officer, 401(k) employer contributions and home office and gym reimbursements.
(5)	Mr. Guy joined us in February 2020. Amount represents the pro rata portion of his 2020 annual base salary.

Outstanding Equity Awards as of December 31, 2020

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested
Yancey Spruill	1,166,666	(2)	2,333,334		$5.61	8/13/2029		$
Carly Brantz	—		435,000	(3)	6.72	3/12/2030
Jeffrey Guy	—		500,000	(4)	6.72	3/12/2030

(1)	All of the option awards listed in the table above were granted under the 2013 Plan. The terms of the plan are described below under “—Equity Incentive Plans.”

(2)

25% of the shares underlying this option vested on August 13, 2020, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date.

(3)

25% of the shares underlying this option vested on January 1, 2021, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date.

(4)

25% of the shares underlying this option vested on February 18, 2021, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date.

Employment Arrangements

We have entered into employment arrangements with each of our named executive officers. The arrangements generally provide for at-will employment without any specific term and set forth the named executive officer’s initial base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to such employee executing a separation agreement with us.

Yancey Spruill

In July 2019, we entered into an offer letter with Yancey Spruill, our Chief Executive Officer. The offer letter has no specific term and provides for at-will employment. Mr. Spruill initially had an annual base salary of $450,000, which was increased to $514,000, effective as of March 1, 2021. Mr. Spruill is currently eligible for a target annual discretionary performance bonus of up to 100% of his annual base salary, based on individual and corporate performance goals.

Under Mr. Spruill’s offer letter, if he resigns for “good reason” or we terminate his employment without “cause” (each as defined in his offer letter), then Mr. Spruill will be eligible to receive the following severance benefits (less applicable withholdings): (1) severance pay equal to 100% of Mr. Spruill’s then-current base salary for a period of one year, paid in equal installments at the end of each of the four calendar quarters following Mr. Spruill’s last day of employment; (2) a bonus calculated at 100% achievement of all company and individual performance objectives, paid in equal installments at the end of each of the four calendar quarters following Mr. Spruill’s last day of employment; and (3) reimbursement of COBRA premiums for him and his eligible dependents for a period of one year. Mr. Spruill will have 12 months to exercise the vested shares subject to the option granted to him in August 2019 if he resigns for good reason or his employment is terminated without cause by us or a successor. Further, if Mr. Spruill resigns for good reason or his employment is terminated without cause by us or a successor, in either case within 90 days prior to or within 12 months following a “change in control” (as defined in his offer letter), in addition to the severance payments described above, 100% of the shares subject to the option granted to him in August 2019 will vest and become exercisable. As a condition to receiving the severance benefits above, Mr. Spruill must sign and not revoke a general release agreement in a form reasonably acceptable to us within the time period set forth in his offer letter and continue to comply with his obligations related to confidentiality and competitive activity.

Prior to the completion of this offering, we intend to enter into an amended and restated offer letter with Mr. Spruill, which will supersede all existing agreements.

Carly Brantz

Prior to the completion of this offering, we intend to enter into an amended and restated offer letter with Carly Brantz, which will supersede all existing agreements. Effective as of March 1, 2021, Ms. Brantz’s current annual base salary is $340,000.

Jeffrey Guy

Prior to the completion of this offering, we intend to enter into an amended and restated offer letter with Jeffrey Guy, which will supersede all existing agreements. Effective as of March 1, 2021, Mr. Guy’s current annual base salary is $400,000.

Pension Benefits and Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, any pension or retirement plan or nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2020. Our board of directors may elect to provide our officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

Health and Welfare Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Currently, we match 100% of the contributions that eligible employees make to the 401(k) plan up to 3% of the employee’s eligible compensation and, following such amount, 50% of the contributions that eligible employees make to the 401(k) plan up to the next 2% of the employee’s eligible compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Equity Incentive Plans

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Plan in                2021, and we expect our stockholders to approve our 2021 Plan prior to the completion of this offering. Our 2021 Plan is a successor to and continuation of our 2013 Plan. Our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. The 2021 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2021 Plan prior to its effectiveness. Once the 2021 Plan is effective, no further grants will be made under the 2013 Plan.

Awards. Our 2021 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (1)                new shares, plus (2) an additional number of shares not to exceed                , consisting of (A) shares that remain available for the issuance of awards under our 2013 Plan as of immediately prior to the time our 2021 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2013 Plan that, on or after the 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to (i)     % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is                shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, except the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate immediately upon such termination. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Board and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon such termination. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, except such amount will increase to $1,000,000 for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in Control. Awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

Our board of directors adopted the 2021 Employee Stock Purchase Plan, or ESPP, on                , 2021 and our stockholders approved the ESPP on                , 2021. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws. For purposes of this summary, a reference to our ESPP generally will mean the terms and operations of the 423 component.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2022 (assuming the ESPP becomes effective in 2021) through January 1, 2031, by the lesser of (1)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2)                shares; provided that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors has delegated concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months. It is contemplated that each of the purchase periods will be              months. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering, which will be deemed to be the initial public offering price set forth on the cover page of this prospectus for the first offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for six months. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding and may not purchase more than                shares in any offering period. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

2013 Stock Plan

Our board of directors adopted our 2013 Plan on October 30, 2013, and our stockholders approved our 2013 Plan on November 4, 2013. Our 2013 Plan was most recently amended on May 8, 2020. No further awards will be granted under our 2013 Plan on or after the effectiveness of our 2021 Plan; however, awards outstanding under our 2013 Plan will continue to be governed by their existing terms.

Awards. Our 2013 Plan provides for the direct award or sale of shares and for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, nonstatutory stock options, or NSOs, and restricted stock unit awards. ISOs may only be granted to our employees. All other awards may be granted to our employees, non-employee members of our board of directors and consultants and any of our subsidiary corporations’ employees and consultants.

Authorized Shares. As of December 31, 2020, we had reserved 34,821,642 shares of our common stock for issuance under our 2013 Plan, all of which could be issued on the exercise of incentive stock options. As of December 31, 2020, options to purchase 16,933,494 shares of our common stock and RSUs covering 413,750 shares of our common stock were outstanding under our 2013 Plan, and 2,144,599 shares of our common stock remained available for issuance under our 2013 Plan. Unissued shares of our common stock underlying awards that expire or are canceled, shares reacquired by us after being issued under our 2013 Plan, or shares otherwise issuable under our 2013 Plan that are withheld by us for payment of the purchase price, exercise price or withholding taxes in respect of an award are currently added back to the shares of common stock available for issuance under our 2013 Plan. Upon the effectiveness of our 2021 Plan, such shares will be added to the shares available for issuance under our 2021 Plan. In addition, upon the effectiveness of our 2021 Plan, the shares reserved but not issued or subject to outstanding awards under our 2013 Plan will become available for grant and issuance under our 2021 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors may administer our 2013 Plan. Subject to the terms of our 2013 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2013 Plan. With respect to the terms and conditions of awards granted to participants outside the United States, our board of directors may vary from the provisions of our 2013 Plan that do not require stockholder approval to the extent it determines it necessary and appropriate to do so.

Within the limitations of our 2013 Plan, the administrator also has the authority to modify, extend or assume outstanding options and to accept the cancellation of outstanding options (whether granted by us or another issuer) in return for the grant of new options or a different type of award for the same or a different number of shares of our common stock and at the same or a different exercise price. However, no modification of an option may impair the participant’s rights or increase the participant’s obligations under the option without the consent of the participant.

Stock Options. Stock options have been granted under our 2013 Plan. Subject to the terms and conditions of our 2013 Plan, the administrator determines the terms and conditions of stock options, including, but not limited to, the number of shares subject to the stock option, the exercise price of the stock option, the term of the stock option, and the time(s) at which the stock option may become exercisable. The exercise price of stock options granted under our 2013 Plan generally cannot be less than 100% of the fair market value of a share of our common stock on the grant date. The term of a stock option may not exceed ten years from the grant date. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years from the grant date and the per share exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date. The exercise price of a stock option may be paid by cash or cash equivalents, or by one or any combination of other payment methods permitted by the administrator, which may include (without limitation): (i) the tender of shares of our common stock previously owned by the participant, (ii) “net exercise,” (iii) following the completion of this offering, a “same day sale” or “cashless exercise” procedure, or (iv) other legal consideration permitted by applicable law. Unless otherwise provided in a participant’s option agreement, if a participant’s service terminates, the participant’s then-vested stock options granted under our 2013 Plan will remain exercisable following termination for a period of three months if the termination is other than for cause (as defined in our 2013 Plan), death or disability, for a period of six months if termination is due to disability, for a period of 12 months if termination is due to death, or such longer or shorter period as the administrator may determine. For options granted after May 8, 2020, if a participant’s services are terminated for cause, the participant’s stock option will immediately terminate. In no event may a stock option be exercised later than the expiration of its term.

Restricted Stock Unit Awards. We have granted restricted stock unit awards under our 2013 Plan. Subject to the terms of our 2013 Plan, the administrator determines the terms and conditions of restricted stock unit awards. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator may impose such conditions or restrictions to vesting of a restricted stock unit award as it deems appropriate. A restricted stock unit award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares, or in any other form of consideration, as determined by the administrator and set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable restricted stock unit agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s termination of service.

Transferability of Awards. Our 2013 Plan generally does not allow for the transfer of awards except by a beneficiary designation, a will or the laws of descent and distribution, and an incentive stock option may be exercised during the lifetime of the participant only by the participant or the participant’s guardian or legal representative.

Changes in Capitalization. In the event of a subdivision of our outstanding common stock, a stock dividend, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of issued shares of our common stock effected without receipt of consideration by us, proportionate adjustments will automatically be made in each of (i) the number and kind of shares available for issuance under our 2013 Plan, (ii) the number and kind of shares covered by each outstanding award, (iii) the exercise price or purchase price, if any, applicable to each outstanding award, and (iv) any repurchase price applicable to shares granted under our 2013 Plan. In the event of an extraordinary dividend payable in a form other than shares of our common stock in an amount that has a material effect on the fair market value of our common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Corporate Transactions. If we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, outstanding awards under our 2013 Plan will be treated in the manner set forth in the definitive transaction agreement (or, if the transaction does not involve such an agreement, in the manner determined by our board of directors), which agreement or determination need not treat all outstanding awards in an identical manner, and may include one or more of the following treatments with respect to each outstanding award: (i) continuation, assumption or substitution of the award by the surviving corporation (or its parent); (ii) cancellation of the award in exchange for a payment with respect to each share subject to the portion of the award that is vested or has met any service-based requirement as of the transaction date equal to the excess of (a) the value of the property (including cash) received by the holder of a share of our common stock as a result of the transaction over (b) the per share exercise price (if any) of the award; (iii) cancellation of the stock option or unvested restricted stock unit award for no consideration; however, in the case of a stock option, the participant will be notified of such treatment and given an opportunity to exercise the option (to the extent it is vested or it becomes vested as of the effective date of the transaction) during a period that will generally be not less than five business days preceding the effective date of the transaction; (iv) in the case of a stock option, suspension of the right to exercise the stock option for a limited period preceding the closing of the transaction if administratively necessary to permit the closing of the transaction; or (v) in the case of a stock option, termination of any right to exercise shares subject to the stock option prior to vesting so that the stock option may only be exercised for vested shares after the closing of the transaction. Our board of directors has discretion to accelerate, in whole or part, the vesting and exercisability of an award in connection with a corporate transaction described above.

Amendment and Termination. Our board of directors may amend, suspend or terminate our 2013 Plan at any time and for any reason, subject to stockholder approval where such approval is required by applicable law. No termination or amendment of our 2013 Plan may adversely affect any then-outstanding award without the consent of the affected participant. As noted above, no further awards will be granted under our 2013 Plan on or after the effectiveness of our 2021 Plan; however, awards outstanding under our 2013 Stock Plan will continue to be governed by their existing terms.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2017 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

The below discussion excludes compensation arrangements which are described in “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Series C Preferred Stock Financing

On May 8, 2020, we sold an aggregate of 4,721,905 shares of our Series C Preferred Stock at a price per share of $10.58895 for an aggregate purchase price of approximately $50.0 million. All of the purchasers of our Series C Preferred Stock listed below are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table sets forth the number of shares of our Series C Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our share capital and their affiliated entities or immediate family members. Each share of Series C Preferred Stock in the table below will automatically convert into one common share upon the completion of this offering.

Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
AI Droplet Holdings LLC(1)	4,674,685	$49,500,005.74
Andreessen Horowitz Fund III, L.P.(2)	32,434	343,442.01
AH Parallel Fund III, L.P.(2)	14,786	156,568.22

(1)

Pueo Keffer, a member of our board of directors, is a managing director of Access Technology Ventures, which is an affiliate of AI Droplet Holdings LLC. See the section titled “Principal Stockholders” for additional information regarding AI Droplet Holdings LLC.

(2)

Peter Levine, a member of our board of directors, is a general partner at Andreessen Horowitz, which is an affiliate of Andreessen Horowitz Fund III, L.P. and AH Parallel Fund III, L.P. See the section titled “Principal Stockholders” for additional information regarding Andreessen Horowitz Fund III, L.P. and AH Parallel Fund III, L.P.

Assignment of Right of First Refusal

From July 2018 to September 2020, AI Droplet Holdings LLC and its affiliated entities exercised our right of first refusal to purchase shares of our capital stock in secondary transactions, which we assigned to AI Droplet Holdings LLC from time to time. AI Droplet Holdings LLC is a holder of more than 5% of our capital stock and is affiliated with Pueo Keffer, who is a member of our board of directors. We discontinued the practice of assigning our right of first refusal to our stockholders in September 2020, and our right of first refusal to purchase shares of our capital stock will terminate upon the completion of this offering.

Investors’ Rights, Voting, and Co-Sale Agreements

In connection with our convertible preferred stock financings, we entered into investors’ rights, voting, and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, among other things, with certain holders of our capital stock. The parties to the investors’ rights agreement include Benya Uretsky, Moisey Uretsky and entities affiliated with AI Droplet Holdings LLC, Andreessen Horowitz Fund III, L.P. and IA

Venture Strategies Fund II, LP. The parties to the voting agreement include Benya Uretsky, Moisey Uretsky and entities affiliated with AI Droplet Holdings LLC, Andreessen Horowitz Fund III, L.P. and IA Venture Strategies Fund II, LP. The parties to the co-sale agreement include Benya Uretsky, Moisey Uretsky and entities affiliated with AI Droplet Holdings LLC, Andreessen Horowitz Fund III, L.P. and IA Venture Strategies Fund II, LP. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock— Registration Rights.”

Equity Grants to Directors and Executive Officers

We have granted stock options and RSUs to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of February 25, 2021, as adjusted to reflect our sale of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 89,360,744 shares of common stock outstanding as of February 25, 2021, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock. Applicable percentage ownership after the offering is based on                    shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us and giving effect to the sale of                    shares of our common stock by us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of February 25, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o DigitalOcean Holdings, Inc., 101 6th Avenue, New York, New York 10013.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders
Entities affiliated with AI Droplet Holdings LLC(1)	23,737,790	26.56%
Entities affiliated with Andreessen Horowitz Fund III, L.P.(2)	15,662,344	17.53%
Entities affiliated with IA Venture Strategies Fund II, LP(3)	14,808,964	16.57%
Benya Uretsky(4)	6,515,621	7.29%
Moisey Uretsky(5)	8,073,078	9.03%

Named Executive Officers and Directors
Yancey Spruill(6)	1,458,333	1.61%
Carly Brantz(7)	135,937	*
Jeffrey Guy(8)	145,833	*
Warren Adelman(9)	10,416	*
Pratima Arora	—	*
Amy Butte(10)	94,791	*
Warren Jenson(11)	8,333	*
Pueo Keffer	—	*

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Peter Levine	—	*
Hilary Schneider(12)	10,416	*
All executive officers and directors as a group (14 persons)	2,907,391	3.15%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (a) 23,582,125 shares held directly by AI Droplet Holdings LLC, and (b) 155,665 shares held directly by AI Droplet Sharing LLC. Each of Access Industries Management, LLC (“AIM”) and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the shares held directly by AI Droplet Holdings LLC because (i) AIM is the sole manager of AI Droplet Holdings LLC and (ii) Mr. Blavatnik controls AIM and a majority of the outstanding voting interests in AI Droplet Holdings LLC. Each of AIM and Mr. Blavatnik and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI Droplet Holdings LLC, disclaims beneficial ownership of the shares held directly by AI Droplet Holdings LLC. Each of AIM, Access Industries Holdings LLC (“AIH”) and Mr. Blavatnik may be deemed to beneficially own, and share investment and voting power over, the shares held directly by AI Droplet Sharing LLC because (i) AIM is the sole manager of AI Droplet Sharing LLC, (ii) AIH controls a majority of the outstanding voting interests in AI Droplet Sharing LLC and (iii) Mr. Blavatnik controls AIM and a majority of the outstanding voting interests in AIH. Each of AIM, AIH and Mr. Blavatnik and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI Droplet Sharing LLC, disclaims beneficial ownership of the shares held directly by AI Droplet Sharing LLC. The principal business address of the foregoing is 40 West 57th Street, 28th Floor, New York, NY 10019.

(2)

Consists of (a) 10,757,990 shares held of record by Andreessen Horowitz Fund III, L.P., for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P. and Andreessen Horowitz Fund III-Q, L.P. (collectively, the “AH Fund III Entities”) and (b) 4,904,354 shares held of record by AH Parallel Fund III, L.P., for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P. and AH Parallel Fund III-Q, L.P. (collectively, the “AH Parallel Fund III Entities”). AH Equity Partners III, L.L.C. (“AH EP III”) is the general partner of the AH Fund III Entities. The managing members of AH EP III are Marc Andreessen and Ben Horowitz. AH EP III has sole voting and dispositive power with regard to the shares held by the AH Fund III Entities. AH Equity Partners III (Parallel), L.L.C. (“AH EP III Parallel”) is the general partner of the AH Parallel Fund III Entities. The managing members of AH EP III Parallel are Marc Andreessen and Ben Horowitz. AH EP III Parallel has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund III Entities. The principal business address of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(3)

Consists of (a) 14,492,848 shares held directly by IA Venture Strategies Fund II, LP (“IA Venture Fund”) and (b) 316,116 shares held directly by IA Venture Strategies II Side Fund, LP (“IA Venture Side Fund”). IA Venture Partners II, LLC is the general partner of IA Venture Fund and IA Venture Side Fund, LP. Roger Ehrenberg, Bradford Gillespie and Jesse Beyroutey are the members of IA Venture Partners II, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. Mr. Ehrenberg and Mr. Beyrouty disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal business address of IA Venture Partners II, LLC is 920 Broadway, 15th Floor, New York, NY 10010.

(4)	Consists of (a) 6,115,621 shares held by Mr. Uretsky and (b) 400,000 shares held by the Uretsky Charitable Trust for which Mr. Uretsky acts as a trustee.
(5)	Consists of 8,073,078 shares held by Mr. Uretsky.
(6)	Consists of 1,458,333 shares issuable upon the exercise of options.
(7)	Consists of (a) 14,880 shares held by Ms. Brantz and (b) 121,057 shares issuable upon the exercise of options.
(8)	Consists of 145,833 shares issuable upon the exercise of options.
(9)	Consists of 10,416 shares issuable upon the exercise of options.
(10)	Consists of 94,791 shares issuable upon the exercise of options held by Plato Partners LLC.
(11)	Consists of 8,333 shares issuable upon the exercise of options.
(12)	Consists of 10,416 shares issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 760,000,000 shares, all with a par value of $0.000025 per share, of which:

•	750,000,000 shares are designated common stock; and

•	10,000,000 shares are designated preferred stock.

As of December 31, 2020, we had outstanding 88,803,340 shares of common stock, which assumes the automatic conversion of 45,472,229 outstanding shares of preferred stock into shares of common stock. Our outstanding capital stock was held by 362 stockholders of record as of December 31, 2020.

Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange to issue additional shares of our capital stock.

Common Stock

Voting rights. The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, including the election of directors. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividend rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Rights upon liquidation. In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Subdivisions and combinations. If we subdivide or combine in any manner outstanding shares of common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

Other rights. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the completion of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of December 31, 2020, there were 45,472,229 shares of our preferred stock outstanding. In connection with this offering, each outstanding share of our preferred stock will convert into one share of our common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Warrants

As of December 31, 2020, 308,632 shares of our Series A-1 preferred stock were issuable upon the exercise of outstanding warrants with a weighted-average exercise price of approximately $1.94 per share. In connection with the completion of the transaction, these warrants will automatically convert into warrants to purchase the same number of shares of common stock.

Options

As of December 31, 2020, we had outstanding options to purchase 16,933,494 shares of our common stock with a weighted-average exercise price of approximately $6.73 per share, under our 2013 Plan.

Restricted Stock Unit Awards

As of December 31, 2020, we had outstanding 413,750 shares of our common stock subject to RSUs under our 2013 Plan.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and legal fees in excess of $30,000 for each registration, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (1) the five-year anniversary of the effective date of the registration statement, of which this prospectus is a part, (2) a liquidation transaction, as such term is defined in our then-current certificate of incorporation and (3) with respect to any particular stockholder, such earlier time after the effective date of the registration statement at which such stockholder (i) can sell all of its shares held by it in compliance with Rule 144(b)(1)(i) of the Securities Act or (ii) holds less than 1% of our outstanding common stock and all registrable securities held by such stockholder (together with any affiliate of such stockholder with whom such stockholder must aggregate its sales under Rule 144 of the Securities Act) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Demand Registration Rights

Following the completion of this offering, the holders of an aggregate of 45,780,861 shares of our common stock will be entitled to certain demand registration rights. At any time after six months after the completion of this offering, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares on a registration statement on Form S-1. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 71,334,137 shares of our common stock, on an as-converted basis, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our common stock for the purposes of a public offering of such common stock, solely for cash, under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement to register sales of our common stock for the purposes of a public offering of such common stock, solely for cash, under the Securities Act, other than with respect to (1) a demand registration, (2) a registration relating solely to the sale of securities of participants in a Company stock plan or a transaction covered by Rule 145 under the Securities Act, (3) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities which are also being registered, or (4) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

Following the completion of this offering, the holders of an aggregate of 45,780,861 shares of common stock will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register their shares on a registration statement on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered, net of underwriting discounts and commissions, would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect on the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated

certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors or our chief executive officer. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will eliminate the right of stockholders to act by written consent without a meeting.

In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure after completion of this offering, facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “DOCN.”

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of December 31, 2020, on the completion of this offering, a total of                    shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 45,472,229 shares of common stock. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options and RSUs will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of common stock then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2013 Plan, 2021 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until the opening of trading on the third trading day immediately following our release of earnings for the quarter ended June 30, 2021, subject to certain exceptions, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock; provided that:

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by current employees and consultants immediately prior to this offering (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021; and

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by any other stockholders immediately prior to this offering may be sold if, at any time beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021, the last reported closing price of our common stock is at least 33% greater than the initial public offering price of our common stock for 5 out of any 10 consecutive trading days, ending on or after the 60th day after the date of this prospectus.

These agreements are described in the section titled “Underwriting.” Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 45,472,229 shares of our common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address the effect of alternative minimum tax, federal Medicare contribution tax on net investment income, or special tax accounting rules under Section 451(b) of the Code, or U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or the applicable withholding agent with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent generally will then be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us or the applicable withholding agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net-income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation.

A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and, subject to satisfaction of the above requirements for establishing an exemption, backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The withholding provisions described above currently apply to payments of dividends, and, subject to the proposed Treasury Regulations described below, will apply to payments of gross proceeds from a sale or other disposition of common stock.

The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Canaccord Genuity LLC
JMP Securities LLC
Stifel, Nicolaus & Company, Incorporated

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                    shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

We have applied to list our common stock on the New York Stock Exchange under the symbol “DOCN.”

We, and all our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the completion of this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending on the opening of trading on the third trading day immediately following our release of earnings for the quarter ended June 30, 2021 and subject to certain exceptions (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise; provided that:

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by current employees and consultants immediately prior to this offering (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021; and

•

up to 20% of the shares (calculating by including shares issuable upon exercise of vested and unvested options or RSUs and common stock) held by any other stockholders immediately prior to this offering may be sold if, at any time beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of this prospectus and (y) the third trading day immediately following our release of earnings for the quarter ended March 31, 2021, the last reported closing price of our common stock is at least 33% greater than the initial public offering price of our common stock for 5 out of any 10 consecutive trading days, ending on or after the 60th day after the date of this prospectus.

In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the issuance of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements at December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.digitalocean.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

DIGITALOCEAN HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DigitalOcean Holdings, Inc. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DigitalOcean Holdings, Inc. (the Company) as of December 31, 2019 and 2020, the consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

New York, New York

February 25, 2021

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2019	2020
Cash and cash equivalents	$32,906	$100,311
Accounts receivable, less allowance for doubtful accounts of $5,300 and $3,104, respectively	20,747	26,799
Prepaid expenses and other current assets	6,971	20,843

Total current assets	60,624	147,953

Property and equipment, net	205,916	238,956
Restricted cash	2,980	2,226
Goodwill	2,674	2,674
Intangible assets	29,835	34,649
Deferred tax assets	129	82
Other assets	327	3,712

Total assets	$302,485	$430,252

Accounts payable	27,236	12,433
Accrued other expenses	15,762	27,025
Deferred revenue	4,306	4,873
Current portion of long-term debt	15,157	17,468
Other current liabilities	10,076	22,986

Total current liabilities	72,537	84,785

Deferred tax liabilities	177	211
Long-term debt	175,903	242,215
Other long-term liabilities	2,884	2,061

Total liabilities	251,501	329,272
Commitments and Contingencies (Note 7)
Convertible preferred stock	123,264	173,074

Common stock ($0.000025 par value; 100,000,000 and 111,400,000 shares authorized, 41,095,849 and 45,299,339 shares issued and 39,127,621 and 43,331,111 outstanding as of December 31, 2019 and December 31, 2020, respectively)	1	1
Treasury stock, at cost (1,968,228 shares at December 31, 2019 and December 31, 2020, respectively)	(4,598)	(4,598)
Additional paid-in capital	55,896	99,783
Accumulated other comprehensive loss	(112)	(245)
Accumulated deficit	(123,467)	(167,035)

Total stockholders’ deficit	(72,280)	(72,094)

Total liabilities, convertible preferred stock and stockholders’ deficit	$302,485	$430,252

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2018	2019	2020
Revenue	$203,136	$254,823	$318,380
Cost of revenue	97,042	122,259	145,532

Gross profit	106,094	132,564	172,848
Operating expenses:
Research and development	44,934	59,973	74,970
Sales and marketing	29,445	31,340	33,472
General and administrative	59,009	71,156	80,197

Total operating expenses	133,388	162,469	188,639

Loss from operations	(27,294)	(29,905)	(15,791)

Other (income) expense:
Interest expense	6,312	9,356	13,610
Loss on extinguishment of debt	550	—	259
Other (income) expense, net	622	336	12,997

Other (income) expense	7,484	9,692	26,866

Loss before income taxes	(34,778)	(39,597)	(42,657)
Income tax expense	1,221	793	911

Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)

Net loss per share attributable to common stockholders, basic and diluted	$(1.06)	$(1.06)	$(1.05)
Weighted-average shares used to compute net loss per share, basic and diluted	33,971	38,004	41,658

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2018	2019	2020
Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes	(54)	(59)	(133)

Comprehensive loss	$(36,053)	$(40,449)	$(43,701)

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehen- sive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2017	40,750,324	$123,264	32,162,660	$1	(1,968,228)	$(4,598)	$13,102	$1	$(47,078)	$(38,572)
Issuance of common stock under stock option plan	—	—	5,795,483	—	—	—	5,201	—	—	5,201
Stock-based compensation	—	—	—	—	—	—	12,560	—	—	12,560
Other comprehensive loss	—	—	—	—	—	—	—	(54)	—	(54)
Net loss attributable to common stockholders	—	—	—	—	—	—	—	—	(35,999)	(35,999)

Balance at December 31, 2018	40,750,324	123,264	37,958,143	1	(1,968,228)	(4,598)	30,863	(53)	(83,077)	(56,864)
Issuance of common stock under stock option plan	—	—	3,137,706	—	—	—	5,819	—	—	5,819
Stock-based compensation	—	—	—	—	—	—	19,214	—	—	19,214
Other comprehensive loss	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to common stockholders	—	—	—	—	—	—	—	—	(40,390)	(40,390)

Balance at December 31, 2019	40,750,324	123,264	41,095,849	1	(1,968,228)	(4,598)	55,896	(112)	(123,467)	(72,280)
Issuance of common stock under stock option plan	—	—	4,203,490	—	—	—	13,905	—	—	13,905
Issuance of convertible preferred stock	4,721,905	49,810	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	29,982	—	—	29,982
Other comprehensive loss	—	—	—	—	—	—	—	(133)	—	(133)
Net loss attributable to common stockholders	—	—	—	—	—	—	—	—	(43,568)	(43,568)

Balance at December 31, 2020	45,472,229	$173,074	45,299,339	$1	(1,968,228)	$(4,598)	$99,783	$(245)	$(167,035)	$(72,094)

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2019	2020
Operating activities
Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	52,415	63,081	75,574
Loss on impairment	881	546	1,222
Stock-based compensation	12,167	18,646	29,456
Non-cash interest expense	1,200	418	1,107
Loss on extinguishment of debt	550	—	259
Deferred income taxes	(59)	(8)	71
Revaluation of warrants	478	411	12,825
Bad debt expense	8,180	10,074	11,089
Other	841	427	(316)
Changes in operating assets and liabilities:
Accounts receivable	(10,790)	(14,413)	(17,141)
Prepaid expenses and other current assets	(573)	(2,839)	(13,328)
Accounts payable and accrued expenses	10,052	3,954	2,369
Deferred revenue	614	795	567
Other assets and liabilities	(2,003)	(800)	(2,071)

Net cash provided by operating activities	37,954	39,902	58,115

Investing activities
Capital expenditures—property and equipment	(38,348)	(53,504)	(98,217)
Capital expenditures—internal-use software development	(13,392)	(16,940)	(12,328)
Purchase of intangible assets	(9,514)	(14,055)	(5,118)
Business combinations, net of cash acquired	—	(2,928)	—
Proceeds from sale of equipment	—	44	173

Net cash used in investing activities	(61,254)	(87,383)	(115,490)

Financing activities
Repayment of capital leases	(248)	(888)	(3,801)
Repayment of notes payable	(35,959)	(22,841)	(14,080)
Proceeds from the issuance of notes payable	7,984	11,495	7,795
Repayment of long-term debt	(89,219)	(3,281)	(73,500)
Proceeds from the issuance of long-term debt	75,000	—	170,000
Repayment of borrowings under revolving credit facility	(17,800)	—	(84,500)
Proceeds from borrowings under revolving credit facility	42,800	59,500	63,200
Payment of debt issuance costs	(2,007)	—	(3,275)
Payment of deferred offering costs	—	—	(1,403)
Proceeds from the issuance of common stock under stock plan	5,201	5,819	13,905
Proceeds from the issuance of convertible preferred stock, net of issuance costs	—	—	49,810
Repayment of seller’s note	—	—	(125)

Net cash (used in) provided by financing activities	(14,248)	49,804	124,026

(Decrease) increase in cash, cash equivalents and restricted cash	(37,548)	2,323	66,651
Cash, cash equivalents and restricted cash—beginning of period	71,111	33,563	35,886

Cash, cash equivalents and restricted cash—end of period	$33,563	$35,886	$102,537

Supplemental disclosures of cash flow information:
Cash paid for interest	$4,622	$8,829	$12,398
Cash paid for taxes (net of refunds)	445	306	605
Non-cash investing and financing activities:
Capitalized stock-based compensation	$392	$567	$526
Property and equipment received but not yet paid	11,932	23,622	17,928
Seller financed equipment purchases	49,435	10,722	3,927
Acquisition of property and equipment from capital leases	4,904	—	—

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Note 1. Nature of the Business and Organization

DigitalOcean Holdings, Inc. and its subsidiaries (collectively, the “Company”, “we”, “our”, “us”) is a leading cloud computing platform offering on-demand infrastructure and platform tools for developers, start-ups and small-to-medium size businesses. The Company was founded with the guiding principle that the transformative benefits of the cloud should be easy to leverage, broadly accessible, reliable and affordable. The Company’s platform simplifies cloud computing, enabling its customers to rapidly accelerate innovation and increase their productivity and agility. The Company offers mission-critical infrastructure solutions across compute, storage and networking, and also enables developers to extend the native capabilities of the Company’s cloud with fully managed application, container and database offerings.

The Company has adopted a holding company structure and the primary operations are performed globally through our wholly-owned operating subsidiaries.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include accounts of the Company and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include, but are not limited to, those related to revenue recognition, accounts receivable and related reserves, useful lives and realizability of long lived assets, capitalized internal-use software development costs, assumptions used in the valuation of warrants, accounting for stock-based compensation, and valuation allowances against deferred tax assets. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (as amended, the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult because of the potential differences in accounting standards used.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in money market funds, with an original maturity from the date of purchase of three months or less.

Foreign Currency

The functional currency of the Company’s international subsidiaries is the local currency. The Company reflects net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency as a component of foreign currency exchange losses in Other (income) expense, net on the Consolidated Statements of Operations.

Restricted Cash

Restricted cash includes deposits in financial institutions related to letters of credit used to secure lease agreements. The following table reconciles cash, cash equivalents and restricted cash per the Consolidated Statements of Cash Flows:

	December 31,
	2019	2020
Cash and cash equivalents	$32,906	$100,311
Restricted cash	2,980	2,226

Total cash, cash equivalents and restricted cash	$35,886	$102,537

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents revenue recognized that was not invoiced at the balance sheet date and is primarily billed and collected in the following month. Trade accounts receivable are carried at the original invoiced amount less an estimated allowance for doubtful accounts based on the probability of future collection. Management determines the adequacy of the allowance based on historical loss patterns, the number of days that customer invoices are past due and an evaluation of the potential risk of loss associated with specific accounts. When management becomes aware of circumstances that may further decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. The Company records changes in the estimate to the allowance for doubtful accounts through bad debt expense and reverses the allowance after the potential for recovery is considered remote.

The following table presents the changes in our allowance for doubtful accounts for the periods presented:

	December 31,
	2019	2020
Balance, beginning of period	$4,832	$5,300
Bad debt expense, net of recoveries	10,074	11,089
Write-offs	(9,606)	(13,285)

Balance, end of period	$5,300	$3,104

Fair Value of Financial Instruments

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses due to their short-term nature. The carrying amount of the Company’s debt approximates fair value as the interest rate is reset frequently based on current market rates as well as the short-term maturity of those instruments and is considered Level 2.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets and is included in depreciation and amortization expense in the Consolidated Statements of Operations. The estimated useful lives of property and equipment are as follows:

Property and Equipment Category	Useful Life
Computers and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or remaining useful life
Internal-use software	3 years

The Company periodically reviews the estimated useful lives of property and equipment.

Capitalization of Internal-Use Software Development Costs

Capitalization of costs incurred in connection with software developed for internal-use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable the project will be completed and used to perform the function intended. Capitalized costs include external consulting fees, payroll and payroll-related costs, and stock-based compensation for employees on development teams who are directly associated with, and who devote time to, internal-use software projects during the application development stage. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Costs incurred during the planning, training and post-implementation stages of the software development lifecycle are expensed as incurred and have been included in Research and development expense on the Consolidated Statements of Operations.

Capital Leases

The Company leases certain property and equipment related to our data centers under capital lease agreements. The assets held under capital leases and related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets held under the capital leases. Such assets are depreciated over the shorter of the term of the underlying lease or the estimated useful life of the assets. For assets for which the lease agreement includes a bargain purchase option at the completion of the lease, the asset is depreciated over its estimated useful life. Assets purchased at the end of the lease are depreciated over their remaining useful life. As of December 31, 2020, the Company paid the remaining obligations on all outstanding master lease agreements and purchased the equipment.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Business Combinations

The Company recognizes assets acquired, liabilities assumed and any contingent consideration related to business combinations based on estimates of their respective fair values on the date of acquisition. The purchase price is allocated to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of acquisition. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. All subsequent changes to the estimated fair values of the acquired assets and liabilities assumed that occur within the measurement period and are based on facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill.

Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies, estimates of future revenue and cash flows and discount rates in determining the fair value of intangible assets acquired and liabilities assumed. The assets purchased and liabilities assumed have been reflected on the Company’s Consolidated Balance Sheets, and the results are included on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows from the date of acquisition.

Acquisition-related transaction costs, including legal and accounting fees and other external costs directly related to the acquisition, are recognized separately from the acquisition and expensed as incurred in General and administrative on the Consolidated Statements of Operations.

On April 4, 2019, the Company acquired 100% of the outstanding equity of Nanobox, Inc., a Delaware corporation (“Nanobox”), a deployment and management platform provider for cloud infrastructure. The final purchase price for Nanobox was $3,544 and the acquisition has been accounted for as a business combination.

The Company allocates the purchase price to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on the estimated fair values at the date of acquisition. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities was recorded as goodwill. The Company determined the estimated fair values of intangible assets acquired using estimates of future discounted cash flows to be generated by the business based on projections of future revenue and operating expenses over the estimated duration of those cash flows on the projected useful lives of the assets acquired. The discount rate was determined based on specific business risk, cost of capital and other factors.

The allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the date of the acquisition was as follows:

Cash	$12
Prepaid expenses and other assets	4
Intangible assets	910

Total identifiable assets acquired	926
Accounts payable and accrued liabilities	56

Total liabilities assumed	56
Net identifiable assets acquired	870
Goodwill	2,674

Net assets acquired	$3,544

The relief from royalty method, a variation of the income method, was used to determine the estimated fair market value of the technology in the amount of $910.

For federal income tax purposes, the Nanobox acquisition was treated as a stock acquisition. The goodwill and the intangible assets recognized are not deductible for income tax purposes.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is an asset representing the future economic benefit arising from other assets acquired in a business combination which are not individually identified and separately recognized. The Company does not amortize goodwill. Goodwill has resulted from the acquisition of Nanobox on April 4, 2019 as discussed above under Business Combinations. Goodwill is reviewed for impairment on an annual basis as of October 1st of each year, or more frequently if a triggering event occurs. Goodwill was $2,674 at December 31, 2019 and 2020 and reflects the excess of cost over fair market value of the identifiable assets of the company acquired.

Indefinite-lived intangible assets consist of Internet Protocol (“IP”) addresses needed for customers to host their server online. The Company evaluates these indefinite-lived intangible assets for impairment on an annual basis as of October 1st of each year and whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. No impairment charges for goodwill and indefinite-lived intangible assets have been recorded during the years ended December 31, 2019 and 2020. Intangible assets with indefinite lives were $29,153 and $34,270 as of December 31, 2019 and 2020, respectively, and are included as Intangible assets on the Consolidated Balance Sheets.

Intangible Assets

Intangible assets with definite lives consist of acquired developed technology. Intangible assets with definite lives are stated at cost less accumulated amortization and are amortized on a basis consistent with the timing and pattern of expected cash flows used to value the intangible, generally on a straight-line basis over the useful life of 3 years. Intangible assets with definite lives were $682 and $379 as of December 31, 2019 and 2020, respectively, and are included as Intangible assets on the Consolidated Balance Sheets.

Redeemable Convertible Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of their convertible preferred stock in Other current liabilities on the Consolidated Balance Sheets. The redeemable convertible preferred stock warrants (the “warrants”) are recorded as a liability as the underlying shares of convertible preferred stock are contingently redeemable, which is outside of the control of the Company. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized as a separate line item on the Consolidated Statements of Operations.

The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model and recognized remeasurement losses of $411 and $12,825 for the years ended December 31, 2019 and 2020, respectively. The Company will continue to adjust the redeemable convertible preferred stock warrant liability to its estimated fair value at each reporting period until the earlier of the (i) exercise of the warrants, (ii) expiration of the warrants or (iii) other triggering events as applicable to the terms of the warrant agreements.

Revenue Recognition

The Company adopted FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606” or “the standard”) and ASC 340-40, Contract Costs, effective January 1, 2019, using the modified retrospective method of adoption. The standard was applied only to contracts that are not completed at the date of initial application. The adoption of ASC 606 did not result in any significant changes to the amount and timing of revenue recognition in prior, current or future periods. Therefore, there was no cumulative adjustment as a result of adoption. The reported results for fiscal year 2019 and later reflect the application of ASC 606, while the reported results for fiscal years prior to adoption are not adjusted and continue to be reported under ASC 605.

The Company accounts for revenue using the following steps:

1.	Identify the contract with a customer

2.	Identify the performance obligations in the contract

3.	Determine the transaction price

4.	Allocate the transaction price to performance obligations in the contract

5.	Recognize revenue when or as we satisfy a performance obligation

The Company provides cloud computing services, including but not limited to compute, storage, and networking, to its customers. The Company recognizes revenue based on the customer utilization of these resources. Customer contracts are typically month-to-month and do not include any minimum guaranteed quantities or fees. Fees are billed monthly, and payment is typically due upon invoicing. Revenue is recognized net of allowances for credits and any taxes collected from customers.

The Company’s global cloud platform is supported by various third parties. The Company considered the principal versus agent guidance in ASC 606 and concluded that it is the principal for all services provided to its customers.

The Company may offer sales incentives in the form of promotional and referral credits, and grant credits to encourage customers to use the Company’s services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Timing of revenue recognition may differ from the timing of invoicing to the Company’s customers. The Company records a receivable when revenue is recognized prior to invoicing. Any payments received in advance of billing are a contract liability, which is recorded as Deferred revenue within Total current liabilities on the Consolidated Balance Sheets. Revenue recognized during the years ended December 31, 2019 and 2020, which was included in the Deferred revenue balances at the beginning of each respective period, was $1,936 and $2,440, respectively.

Cost of Revenue

Cost of revenue consists primarily of fees related to operating in third-party co-location facilities, personnel expenses for those directly supporting our data centers and non-personnel costs, including amortization of capitalized internal-use software development costs and depreciation of our data center equipment. Third-party co-location facility costs include data center rental fees, power costs, maintenance fees, and network and bandwidth expenses. Personnel expenses include salaries, bonuses, benefits and stock-based compensation.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, bonuses, benefits and stock-based compensation. Research and development expenses also include amortization of capitalized internal-use software development costs for research and development activities, which are amortized over three years, and professional services, as well as costs related to our efforts to add new features to our existing offerings, develop new offerings, and ensure the security, performance and reliability of our global cloud platform.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs of our sales, marketing and customer support employees, including salaries, bonuses, benefits and stock-based compensation. Sales and marketing expenses also include costs for marketing programs, advertising and professional service fees.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs of our human resources, legal, finance and other administrative functions, including salaries, bonuses, benefits and stock-based compensation. General and administrative expenses also include bad debt expense, software, payment processing fees, depreciation and amortization expenses, rent and facilities costs, and other administrative costs.

Advertising and Other Promotional Costs

Advertising and other promotional costs are expensed as incurred and are included in Sales and marketing on the Consolidated Statements of Operations. Non-direct response advertising expenses were $12,605, $8,426 and $6,331 for the years ended December 31, 2018, 2019 and 2020, respectively.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. Federal, state and foreign income taxes are provided based on statutory rates.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law. The Tax Act requires an entity to make an accounting policy election of either (1) treating taxes due on future U.S.

inclusions in taxable income related to Global Intangible Low Taxed Income (“GILTI”) as a current period expense when incurred (the “period cost method”) or (2) factoring such amounts into an entity’s measurement of its deferred taxes (the “deferred method”). The Company recorded tax expense related to GILTI in the effective tax rate for the years ended December 31, 2018, 2019 and 2020 and has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred using the period cost method.

The Company accounts for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement.

The Company recognizes interest and penalties, if any, associated with income tax matters as part of income tax expense on the Consolidated Statements of Operations and includes accrued interest and penalties with the related income tax liability in other current liabilities on the Consolidated Balance Sheets.

Segment Information

The Company’s chief operating decision maker, the chief executive officer, reviews discrete financial information presented on a consolidated basis for purposes of regularly making operating decisions, allocation of resources and assessing financial performance. Accordingly, the Company has one operating and reporting segment.

Geographical Information

Revenue, as determined based on the billing address of the Company’s customers, was as follows:

	December 31,
	2018	2019	2020
North America	40%	38%	38%
Europe	30%	30%	30%
Asia	22%	24%	22%
Other	8%	8%	10%

Total	100%	100%	100%

For the years ended December 31, 2018, 2019 and 2020, revenue attributable to customers in the United States was 35%, 32% and 31%, respectively, as determined based on the billing address of the Company’s customers.

No country outside of the United States had revenue greater than 10% of total consolidated revenue in any period presented.

Property and equipment located in the United States was approximately 50% and 48% for the years ended December 31, 2019 and 2020, respectively, with the remainder of net assets residing in international locations, primarily the Netherlands, Singapore and Germany.

Concentration of Credit Risk

The amounts reflected in the Consolidated Balance Sheets for cash and cash equivalents, restricted cash and trade accounts receivable are exposed to concentrations of credit risk. Although the Company maintains cash and cash equivalents with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company believes that the financial institutions that hold its cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company’s customer base consists of a significant number of geographically dispersed customers. No customer represented 10% or more of accounts receivable, net as of December 31, 2019 and 2020. Additionally, no customer accounted for 10% of more of total revenue during the years ended December 31, 2018, 2019 and 2020.

Stock-Based Compensation

Stock Options

Compensation expense related to stock-based transactions, including employee, consultant and non-employee director stock option awards, is measured and recognized, net of estimated forfeitures, in the Consolidated Statements of Operations based on fair value. The fair value of each option award is estimated on the grant date using the Black Scholes option-pricing model. Expense is recognized on a straight-line basis over the requisite service period. The option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates and the expected dividend yield of the Company’s common stock. The assumptions used in the option-pricing model represent management’s best estimates.

Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company does not have sufficient trading history of its common stock, the Company estimates the expected volatility of its stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

The Company determines the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

The Company uses the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term. The Company utilizes a dividend yield of zero, as the Company does not currently issue dividends, nor does the Company expect to do so in the future.

The Company measures stock options granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company applies the straight-line method of expense recognition to all awards with only service-based vesting conditions.

Stock-based compensation for non-employee stock options is calculated using the Black-Scholes option pricing model and is recorded as the options vest.

Restricted Stock Units

The Company issues restricted stock units (“RSUs”) as incentive awards to its employees. RSUs are payable in shares of the Company’s common stock as the periodic vesting requirements are satisfied over a four year period. The value of RSUs is determined using the intrinsic value method and is based on the number of shares granted and the valuation of the Company’s common stock on the date of grant.

Determination of Fair Value of Common Stock

Since there has been no public market for the Company’s common stock, the estimated fair value of its common stock has been determined by the board of directors as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of common stock and an assessment of additional objective and subjective factors. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

In valuing the Company’s common stock, the equity value of the business was determined using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”), which is referred to as a Hybrid Method. The OPM allocates the overall Company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy and conversion rights, using a series of call options. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an initial public offering (“IPO”) or sale of the Company, as well as the probability of remaining a private company.

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Prior to a conversion of the preferred stock, holders of Series Seed, Series A-1, Series B and Series C convertible preferred stock are each entitled to receive non-cumulative dividends payable prior and in preference to any dividends on any shares of the Company’s common stock. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. The holders of the convertible preferred stock do not have a contractual obligation to share in the losses of the Company. As such, the Company’s net losses for the years ended December 31, 2018, 2019 and 2020 were not allocated to these participating securities.

Basic and diluted net loss per common share is presented in conformity with the treasury stock method required for stock options and warrants.

As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the IPO, will be capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no deferred offering costs capitalized as of December 31, 2018 or 2019. As of December 31, 2020, there was $1,403 of deferred offering costs recorded.

Recent Accounting Pronouncements—Pending Adoption

The following effective dates represent the requirements for private companies which the Company has elected as an emerging growth company.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842), and additional changes, modifications, clarifications or interpretations related to this guidance thereafter (“ASU 2016-02”). ASU 2016-02 requires a reporting entity to recognize right-of-use assets and lease liabilities on the balance sheet for operating leases to increase transparency and comparability. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will record a right of use asset and liability, and is currently evaluating the impact of adoption on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, with subsequent amendments, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires immediate recognition of management’s estimates of current expected credit losses. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022 and interim periods within annual periods beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 eliminates certain exceptions in FASB Topic 740: Income Taxes (“ASC 740”) related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments by reducing the number of accounting models and the number of embedded features that could be recognized separately from the host contract. Consequently, more convertible debt instruments will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. ASU 2020-06 also requires use of the if-converted method in the diluted earnings per share calculation for convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

Recent Accounting Pronouncements—Adopted

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in reporting periods beginning after December 15, 2022, with early adoption permitted. The Company has early adopted ASU 2017-04 during fiscal year 2020 and the adoption had no impact on the Company’s financial position or results of operations.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance substantially consistent with the accounting for employee share-based compensation. ASU 2018-07 is effective for annual reporting periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but not earlier than an entity’s adoption date of ASC 606. The Company has adopted ASU 2018-07 during fiscal year 2020 and the adoption did not have a significant impact on the Company’s financial position or results of operations.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). ASU 2018-15 provides guidance for determining if a cloud computing arrangement is within the scope of internal-use software guidance and would require capitalization of certain implementation costs. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company early adopted ASU 2018-15 during fiscal year 2020 on a prospective basis and this resulted in an additional $860 capitalized to Other assets on the Consolidated Balance Sheet.

Note 3. Balance Sheet Details

Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2019	2020
Computers and equipment	$356,535	$442,778
Furniture and fixtures	1,511	1,511
Leasehold improvements	6,820	6,820
Internal-use software	50,862	61,640

Property and equipment, gross	$415,728	$512,749

Less: accumulated amortization	$(23,785)	$(36,186)
Less: accumulated depreciation	(186,027)	(237,607)

Property and equipment, net	$205,916	$238,956

Depreciation expense on property and equipment for the years ended December 31, 2018, 2019 and 2020 was $45,827, $53,707 and $62,016, respectively.

The Company capitalized development costs related to internal-use software of approximately $13,784, $17,507 and $12,854 for the years ended December 31, 2018, 2019 and 2020, respectively. Amortization expense related to internal-use software for the years ended December 31, 2018, 2019 and 2020 was $6,588, $9,146 and $13,255, respectively.

During the years ended December 31, 2018, 2019 and 2020, the Company recorded an impairment loss of $881, $546 and $1,222, respectively, related to software that is no longer being used. This loss on impairment is included in Cost of revenue and Research and development on the Consolidated Statements of Operations.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2019	2020
VAT and sales tax receivable	$3,030	$10,593
Prepaid expenses	2,803	6,968
Other receivables	205	880
Deferred costs	933	2,402

Total prepaid expenses and other current assets	$6,971	$20,843

Accrued other expenses

Accrued other expenses consisted of the following:

	December 31,
	2019	2020
Accrued bonuses	$7,186	$12,512
Accrued capital expenditures	4,122	8,478
Other accrued expenses	4,454	6,035

Total accrued other expenses	$15,762	$27,025

Other current liabilities

Other current liabilities consisted of the following:

	December 31,
	2019	2020
Accrued taxes	$7,305	$7,758
Warrant liability	1,638	14,463
Other	1,133	765

Total other current liabilities	$10,076	$22,986

Note 4. Fair Value Measurements

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table summarizes, for the periods indicated, liabilities measured at fair value on a recurring basis:

	December 31, 2019		December 31, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
LEVEL 3
Warrant liability	$1,638	$1,638	$14,463	$14,463

During 2014 and 2015, the Company issued warrants to third parties as partial consideration for property and equipment primarily used in our co-location centers. These warrants allow the holder to purchase 66,668 shares of Series A-1 preferred stock at $1.50 per share, and 241,964 shares of Series A-1 preferred stock at $2.0663 per share, exercisable upon issuance. The warrants have a term of 10 years and expire at various dates through 2025.

Upon issuance, the Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions:

Expected life in years	Risk-Free Rate	Expected volatility	Dividend yield
10	2.34%-2.82%	76%-78%	0%

Warrants outstanding as of December 31, 2019 were recorded at fair value based on the following assumptions:

Expected life in years	Risk-Free Rate	Expected volatility	Dividend yield
4.05-4.77	1.66%-1.68%	51%-52%	0%

Warrants outstanding as of December 31, 2020 were recorded at fair value based on the following assumptions:

Expected life in years	Risk-Free Rate	Expected volatility	Dividend yield
3.05-3.77	0.17%-0.24%	55%-57%	0%

The table below sets forth a summary of changes in the fair value of the warrant liability using Level 3 assumptions:

Balance at January 1, 2019	$1,227
Fair value adjustment	411

Balance at December 31, 2019	1,638
Fair value adjustment	12,825

Balance at December 31, 2020	$14,463

The resulting loss on revaluation during the years ended December 31, 2019 and 2020 was recorded as Other (income) expense, net on the Consolidated Statements of Operations.

Note 5. Debt

Debt consisted of the following at December 31:

	2019	2020
Credit Facility
Term Loan(1)	$68,970	$165,051
Revolving Credit Facility	84,500	63,200
Capital lease obligations	3,801	—
Notes payable	33,789	31,432

Total debt	$191,060	$259,683

Less: current portion
Credit Facility	$(5,156)	$(7,438)
Capital lease obligations	(938)	—
Notes payable	(9,063)	(10,030)

Current portion of long-term debt	$(15,157)	$(17,468)

Total long-term debt	$175,903	$242,215

(1)	Amount is net of unamortized discount and debt issuance costs of $1,343 and $1,761 as of December 31, 2019 and 2020, respectively.

2018 Credit Facility

In April 2018, the Company entered into an amended and restated credit agreement (the “2018 Credit Facility”), with KeyBank National Association, as administrative agent. The 2018 Credit Facility had total aggregate draw down capacity of $200,000, including a $125,000 revolver (the “2018 Revolving Credit Facility”), and a $75,000 term loan (the “2018 Term Loan”). The 2018 Credit Facility was set to mature in April 2023. The borrowings from the 2018 Credit Facility were used to repay and extinguish the outstanding revolver and term loan under the previous credit facility.

The Company recognized a loss on extinguishment of debt of $550 for the year ended December 31, 2018, and accelerated $680 of existing unamortized debt issuance costs which is included in Interest expense on the Consolidated Statements of Operations. In connection with the 2018 Credit Facility, the Company incurred $2,056 of debt issuance costs which were amortized over the term of the facility.

2020 Credit Facility

In February and March 2020, the Company entered into and subsequently amended a second amended and restated credit agreement (the “2020 Credit Facility” and together with the 2018 Credit Facility, the “Credit Facility”) with KeyBank National Association as administrative agent. The 2020 Credit Facility has total draw down capacity of $320,000, with a $150,000 revolver (the “2020 Revolving Credit Facility”, and together with the 2018 Revolving Credit Facility, the “Revolving Credit Facility”) and a $170,000 term loan (the “2020 Term Loan”, and together with the 2018 Term Loan, the “Term Loan”). The 2020 Credit Facility will mature on February 13, 2025. The borrowings from the 2020 Credit Facility were used to repay the 2018 Credit Facility in its entirety. The Company drew down $63,200 under the 2020 Revolving Credit Facility, $8,200 of which was used to repay the 2018 Revolving Credit Facility with the remainder used for working capital purposes as well as to strengthen the Company’s cash position and maintain flexibility given the uncertainty in the global economy as a result of the COVID-19 pandemic.

The Company recognized a loss on extinguishment of debt of $259 for the year ended December 31, 2020, and accelerated $555 of existing unamortized debt issuance costs which is included in Interest expense on the Consolidated Statements of Operations. In connection with the Credit Facility, the Company will amortize $3,854 of deferred financing fees over the remaining term of the facility.

The 2020 Credit Facility is secured by a first-priority security interest in substantially all of the assets of the Company. The 2020 Credit Facility contains certain financial and operational covenants, including a maximum ratio of net debt to EBITDA of 4.50x with step-downs over time, and a maximum debt service coverage ratio of 3.00x. As of December 31, 2020, the Company was in compliance with all covenants under the 2020 Credit Facility.

The interest rate on the 2020 Credit Facility will be, at the Company’s option, a per annum rate equal to either (x) LIBOR plus an applicable margin varying from 2.00% to 4.00% or (y) a base rate plus an applicable margin varying from 1.00% to 3.00%, in each case subject to a pricing grid based on a minimum Total Net Leverage (as defined in the 2020 Credit Facility) calculation.

The 2020 Revolving Credit Facility provides for an annual commitment fee equal to 0.25% to 0.40% per annum, based on the Company’s Total Net Leverage ratio, applied to the average daily unused amount of the 2020 Revolving Credit Facility. The Company incurred commitment fees of $284, $201 and $307 for the years ended December 31, 2018, 2019 and 2020, respectively.

Loans under the 2020 Term Loan will amortize quarterly at a per annum rate of 2.5% for the first year and increasing to 10.0% in the fifth year, of the aggregate principal amount of the loans made under the 2020 Term Loan on the funding date, commencing June 30, 2020, with the balance payable February 2025. The Company may voluntarily prepay the 2020 Term Loan without premium or penalty.

Loans under the 2020 Revolving Credit Facility are due in full in February 2025. As the 2020 Revolving Credit Facility is a multi-year revolving credit agreement, the Company classifies the facility as long-term debt as it has the intent and ability to maintain outstanding for longer than 12 months.

Interest and amortization of deferred financing fees for the years ended December 31, 2018, 2019 and 2020 was $4,978, $7,707 and $10,114, respectively.

Capital Lease Obligations

The company entered into several master lease agreements during 2018 to lease a portion of property and equipment used in its co-location centers. The lease agreements were for a five year period, at the end of which the Company had the option to return or purchase the equipment. As of December 31, 2020, the Company paid the remaining obligations on all outstanding master lease agreements and purchased the equipment. Depreciation expense for property and equipment under capital leases the years ended December 31, 2018, 2019 and 2020 was $516, $1,052 and $1,052, respectively. Total interest costs incurred related to the property and equipment capital leases were $155, $231 and $313 for the years ended December 31, 2018, 2019 and 2020, respectively.

Notes Payable

The Company finances a portion of property and equipment used in its co-location centers with the seller. The cost of the equipment financed by the seller is included in Property and equipment, net on the Consolidated Balance Sheets. During the years ended December 31, 2018, 2019 and 2020, the Company financed property and equipment purchases with the seller of $49,435, $10,722 and $3,927, respectively. These amounts are included in the supplemental noncash investing and financing activities on the Consolidated Statements of Cash Flow. The interest rates in effect related to seller financed equipment was 5.5% – 5.8%, 5.6% – 6.4% and 5.5% – 6.4% for the years ended December 31, 2018, 2019 and 2020, respectively. Total interest costs incurred related to the seller financed equipment were $230, $843 and $1,253 for the years ended December 31, 2018, 2019 and 2020, respectively.

Similarly, the Company also finances a portion of property and equipment used in its co-location centers with third-party financing companies. The cost of the equipment financed with a third-party is included in

Property and equipment, net on the Consolidated Balance Sheets. During the years ended December 31, 2018, 2019 and 2020, the Company financed property and equipment purchases with third parties totaling $7,984, $8,544, and $7,060, respectively. At the time the financing arrangement is executed, the amounts are included as an investing outflow as capital expenditures and a financing inflow as proceeds from financed equipment purchases on the Consolidated Statements of Cash Flow. The interest rates in effect related to third-party financed equipment was 4.0% – 5.3%, 4.0% – 6.9% and 4.3% – 6.9% for the years ended December 31, 2018, 2019 and 2020, respectively. Total interest costs incurred related to third-party financed equipment were $47, $524 and $1,061 for the years ended December 31, 2018, 2019 and 2020, respectively.

Outstanding Borrowings

As of December 31, 2020, the expected aggregate maturities of long-term debt for each of the next five years are as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years
Term Loan	$166,813	$7,438	$24,438	$134,937
Revolving Credit Facility	63,200	—	—	63,200
Notes payable	31,432	10,030	17,653	3,749

Total outstanding borrowings	$261,445	$17,468	$42,091	$201,886

Note 6. Operating Leases

The Company leases data center facilities, office space and equipment under generally non-cancelable operating lease agreements, which expire at various dates through 2025. Facility leases generally include renewal options and may include escalating rental payment provisions. Additionally, the leases may require us to pay a portion of the related operating expenses. Rent expense related to these operating leases was $26,982, $34,897 and $41,912 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, future minimum rental payments under operating lease agreements were as follows:

Year ending:
2021	$43,605
2022	27,473
2023	21,151
2024	19,897
2025	3,347

Total minimum operating lease payments	$115,473

Note 7. Commitments and Contingencies

Purchase Commitments

As of December 31, 2020, the Company had long-term commitments for bandwidth usage with various networks and internet service providers and entered into purchase orders with various vendors. The total minimum future commitments for bandwidth usage and purchase orders as of December 31, 2020 were as follows:

2021	9,530
2022	3,803
2023	3,151
2024	3,156
2025	2,625

Total	$22,265

Letters of Credit

In conjunction with the execution of certain office space operating leases, letters of credit in the aggregate amount of $2,980 and $2,226 were issued and outstanding as of December 31, 2019 and 2020, respectively. No draws have been made under such letters of credit. These funds are included as Restricted cash on the Consolidated Balance Sheets as they are related to long-term operating leases and are included in beginning and ending Cash, cash equivalents and restricted cash in the Consolidated Statements of Cash Flows. Certain of the letters of credit can be reduced on an annual basis until 2022, at which point the deposit required will similarly reduce to meet minimum threshold requirements.

Legal Proceedings

The Company may be involved in various legal proceedings and litigation arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate disposition of any such litigation matters, the Company believes that any such legal proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or liquidity.

Note 8. Convertible Preferred Stock

As of December 31, 2020, the Company’s Board of Directors had authorized the issuance of up to 45,780,861 shares of convertible preferred stock with a par value of $0.000025 per share.

Convertible preferred stock is carried at the issuance price, net of issuance costs. As of December 31, 2020, convertible preferred stock consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value[1]	Liquidation Preference
Series Seed	12,517,832	12,517,832	$0.26010	$3,226	$3,256
Series A-1	18,304,092	17,995,460	2.06630	37,149	37,184
Series B	10,237,032	10,237,032	8.10782	82,889	83,000
Series C	4,721,905	4,721,905	10.58895	49,810	50,000

Total	45,780,861	45,472,229		$173,074	$173,440

1)	Amounts are net of issuance costs.

Conversion

Each share of preferred stock is convertible, at any time, at its holder’s discretion, into fully paid and non-assessable shares of common stock at a conversion rate of one to one. The conversion rate is adjusted whenever the Company issues or sells any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the issuance or sale.

The preferred stock will be automatically converted into common stock at the conversion rate then in effect upon the earlier of a qualified initial public offering price of not less than $50,000 or the affirmative election of a majority of the outstanding shares of preferred stock, voting together as a single class.

Notwithstanding the foregoing, the Series B preferred stock shall not be converted without the holders of a majority of the outstanding shares of Series B preferred stock voting as a single class. Upon any such automatic conversion, any declared and unpaid dividends shall be paid.

Voting

The holders of preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share is then convertible.

The holders of Series Seed preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors for so long as 3,180,012 shares of Series Seed preferred stock remain outstanding.

The holders of Series A-1 preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors for so long as 9,000,000 shares of Series A-1 preferred stock remain outstanding.

The holders of Series B preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors for so long as 5,120,000 shares of Series B preferred stock remain outstanding.

The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors.

The holders of preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted-basis) shall be entitled to elect any remaining directors to our Board of Directors.

Dividends

Upon declaration by the Board of Directors, holders of preferred stock, in preference to the holders of common stock, shall be entitled on a non-cumulative basis to cash dividends at the rate of $0.0156 per share on each outstanding share of Series Seed preferred stock, $0.123975 per share for each outstanding share of Series A-1 preferred stock, $0.486475 per share for each outstanding share of Series B preferred stock and $0.63534 per share for each outstanding share of Series C preferred stock. The Company may not pay or declare any dividend or distribution on the common stock until all dividends on the preferred stock have been paid or declared and set apart.

After payment of such dividends, any additional dividends shall be distributed among the holders of preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder on an as-converted basis.

No dividends have been declared or paid by the Company since inception.

Liquidation Preference

In the event of any Liquidation Transaction (as defined in the Company’s certificate of incorporation), whether voluntary or involuntary, holders of preferred stock in preference to the holders of common stock, shall be entitled to be paid out of the proceeds or assets of the Company that are available for distribution (the “Proceeds”) an amount equal to the applicable “Original Issue Price” for each preferred share held by them plus all declared and unpaid dividends on the preferred stock (the “Preferential Amount”). In the event that the Proceeds are not sufficient to pay the full Preferential Amount, the Proceeds shall be distributed pro rata among the holders of the preferred stock in proportion to the Preferential Amount that each such holder would otherwise be entitled to receive.

After payment to the holders of the preferred stock of the respective Preferential Amount, the remaining Proceeds, if any, shall be distributed ratably to the holders of common stock.

Protective Provisions

The Company may not take any of the following actions, without the consent of the holders of at least a majority of the outstanding shares of preferred stock: amend the certificate of incorporation or bylaws; increase the total number of authorized shares of common stock or preferred stock; create any new series or class of shares having a preference or on parity with any series of preferred stock with respect to dividends, liquidation, voting or redemption; redeem, purchase or otherwise acquire any share or shares of preferred stock or common stock; increase or decrease the authorized number of members of the Board of Directors; effect a Liquidation Transaction; effect any reclassification or recapitalization of our outstanding capital stock; or incur any indebtedness for borrowed money, or guarantee any indebtedness, in excess of $500, other than capital leases incurred in the ordinary course of business and unless approved by the Board of Directors.

Redemption

The preferred stock is not mandatorily redeemable.

Classification

The convertible preferred stock is not mandatorily redeemable, but a liquidation event would constitute a redemption event outside of the Company’s control. Therefore, all shares of convertible preferred stock have been presented outside of permanent equity. Furthermore, the Company will not adjust the carrying value of the convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. If it becomes certain that the convertible preferred stock will become redeemable, the carrying amount will be adjusted to equal the fair value of the instrument on the date that the contingent event becomes certain.

Note 9. Stockholders’ Deficit

Common Stock

Holders of common stock are entitled to one vote per share and may elect two directors. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the Board of Directors. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon a Qualified Liquidation Event of the Company. The common stock is not redeemable at the option of the holder.

As of December 31, 2019 and 2020, the Company had authorized shares of common stock of 100,000,000 and 111,400,000, respectively. In 2019, the Board of Directors approved an increase of 6,000,000 to the number of shares of common stock reserved for the Stock Plan (defined below) with a subsequent increase of 4,219,642 shares of common stock reserved for the Stock Plan in 2020.

The Company is authorized to reserve shares of common stock for potential conversion as follows:

	December 31,
	2019	2020
Seed preferred stock	12,517,832	12,517,832
Series A-1 preferred stock(1)	18,304,108	18,304,108
Series B preferred stock	10,274,036	10,237,032
Series C preferred stock	—	4,721,905
Stock Plan	30,602,000	34,821,642

Total number of shares for common stock reserved	71,697,976	80,602,519

(1)	Amount includes 308,632 shares of common stock held in reserve for the warrants.

Treasury Stock

The Company records treasury stock at the cost to acquire shares and is included as a component of Stockholders’ Deficit. At December 31, 2019 and 2020, the Company had 1,968,228 shares of treasury stock which were carried at its cost basis of $4,598 on the Consolidated Balance Sheets.

Note 10. Stock Plan

The Company’s 2013 Stock Plan, which was amended and restated in May 2020 in connection with the issuance of the Series C preferred stock (as amended, the “Stock Plan”), provides for the grant of incentive and nonqualified stock options and RSUs to employees, directors, and consultants up to an aggregate of 34,821,642 shares of common stock. As of December 31, 2020, there were 2,144,599 shares reserved for future issuance under the Stock Plan. Shares issued pursuant to the exercise of these awards are transferable by the holder. Amounts paid by economic interest holders in excess of fair value are recorded as stock-based compensation (see Note 14).

Stock Options

Stock options granted have a maximum term of ten years from the grant date, are exercisable upon vesting and vest over a period of four years. Stock option activity for the year ended December 31, 2020 was as follows:

	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2020	17,998,183	$4.38	8.61	$29,845
Granted	6,002,589	10.50
Exercised	(4,203,490)	3.31
Forfeited or cancelled	(2,863,788)	4.90

Outstanding at December 31, 2020	16,933,494	6.73	8.44	596,767

Vested and exercisable at December 31, 2020	5,631,666	4.23	7.41	212,555
Vested and unvested expected to vest at December 31, 2020	12,967,644	$6.11	8.24	$464,152

Total cash proceeds from options exercised was $5,819 and $13,905 for the years ended December 31, 2019 and 2020, respectively.

The aggregate intrinsic value represents the difference between the fair value of common stock and the exercise price of outstanding in-the-money options. The aggregate intrinsic value of stock options exercised was $15,388, $10,361 and $23,018 for the years ended December 31, 2018, 2019 and 2020, respectively.

The following weighted-average assumptions were used to estimate the grant date fair value of stock options:

	December 31,
	2019	2020
Expected volatility	47.84%	52.06%
Expected life in years	6.0	6.0
Risk-free interest rate	1.78%	0.57%
Dividend yield	0%	0%

The weighted-average grant date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was $1.84, $2.62 and $10.01, respectively. The aggregate estimated fair value of stock options granted to employees that vested during the years ended December 31, 2018, 2019 and 2020 was $3,773, $6,338 and $9,810, respectively.

As of December 31, 2020, there was $38,515 of unrecognized stock-based compensation related to outstanding stock options granted that is expected to be recognized over a weighted-average period of 3.3 years.

RSUs

RSUs granted vest over a four year period. RSU activity for the year ended December 31, 2020 was as follows:

	Shares	Weighted-Average Fair Value
Outstanding at January 1, 2020	—	$—
Granted	413,750	13.69

Outstanding at December 31, 2020	413,750	13.69
Vested and expected to vest at December 31, 2020	215,803	$13.07

As of December 31, 2020, there was $2,465 of unrecognized stock-based compensation related to outstanding RSUs granted that is expected to be recognized over a weighted-average period of 3.7 years.

Stock-Based Compensation

Stock-based compensation was included in the Consolidated Statements of Operations as follows:

	December 31,
	2018	2019	2020
Cost of revenue	$42	$1,142	$545
Research and development	2,559	4,688	7,765
Sales and marketing	381	539	1,924
General and administrative	9,185	12,277	19,222

Total	$12,167	$18,646	$29,456

Stock-based compensation for the years ended December 31, 2018, 2019 and 2020 included compensation expense of $7,950, $12,056 and $18,343, respectively, related to secondary sales of common stock by certain current and former employees, which is primarily included in General and administrative expense in the Consolidated Statements of Operations.

Note 11. Net Loss per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share:

	December 31,
	2018	2019	2020
Numerator:
Net loss attributable to common stockholders	$(35,999)	$(40,390)	$(43,568)

Denominator:
Weighted average shares used to compute net loss per share, basic and diluted	33,971	38,004	41,658

Net loss per share attributable to common stockholders, basic and diluted	$(1.06)	$(1.06)	$(1.05)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	December 31,
	2018	2019	2020
Series Seed	12,517,832	12,517,832	12,517,832
Series A-1	17,995,460	17,995,460	17,995,460
Series B	10,237,032	10,237,032	10,237,032
Series C	—	—	4,721,905
Warrants	308,632	308,632	308,632
Stock Options	16,336,878	17,998,183	16,933,494
RSUs	—	—	413,750

Total	57,395,834	59,057,139	63,128,105

Note 12. Income Taxes

Loss before income taxes from U.S. and foreign operations were as follows:

	December 31,
	2018	2019	2020
U.S.	$(36,059)	$(40,985)	$(44,163)
Foreign	1,281	1,388	1,506

Total loss before income taxes	$(34,778)	$(39,597)	$(42,657)

Total income tax expense included in the Consolidated Statements of Operations is comprised of the following:

	December 31,
	2018	2019	2020
Current:
Federal	$—	$—	$—
State	76	66	59
Foreign	1,204	735	781

Total current	$1,280	$801	$840

Deferred:
Federal	$29	$(6)	$81

	December 31,
	2018	2019	2020
State	1	12	32
Foreign	(89)	(14)	(42)

Total deferred	(59)	(8)	71

Total income tax expense	$1,221	$793	$911

Total income tax expense differs from applying the statutory U.S. federal income tax rate to loss before income taxes due to permanent differences between income for tax purposes and income for book purposes, state income taxes, and foreign income taxes.

The following table reconciles our benefit of income taxes at the statutory rate to the effective tax rate, using a U.S. federal statutory tax rate of 21%:

	December 31,
	2018	2019	2020
Tax benefit at federal statutory rate	$(7,240)	$(8,316)	$(8,957)
State and local taxes, net of federal benefit	61	65	72
Foreign tax rate differential	105	98	136
Stock-based compensation	1,360	2,602	4,001
Nondeductible/nontaxable items	310	395	149
Unrecognized tax positions	707	257	119
Change in valuation allowance	3,410	5,564	5,578
Return to provision adjustment	1,615	—	—
GILTI	334	270	199
Other	559	(142)	(386)

Total income tax expense	$1,221	$793	$911

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Accounts receivable	$1,251	$737
Accrued expenses	957	602
Net operating loss carryforwards	21,193	23,779
Warrant liability	377	3,276
Stock-based compensation	1,095	1,573
Rent payable	743	629
Other	199	121

Total deferred tax assets	25,815	30,717
Less: valuation allowance	(15,372)	(20,950)

Total net deferred tax asset	$10,443	$9,767
Deferred tax liability
Depreciation and amortization	$(10,491)	$(9,896)

Net deferred tax (liability) asset	$(48)	$(129)

As of December 31, 2020, the Company had federal net operating loss (“NOL”) carryforwards of $103,153, which will begin to expire on various dates from 2032 through 2037, and state and local NOL carryforwards of $128,131, which will begin to expire on various dates from 2021 through 2039.

	NOL Carryforward
	Total	1-3 Years	3-5 Years	More than 5 Years	Unlimited
Federal	$103,153	$—	$—	$47,617	$55,536
State and local	128,131	472	190	113,315	14,154

Total	$231,284	$472	$190	$160,932	$69,690

Certain tax attributes may be subject to an annual limitation as a result of the issuance of stock, which may constitute a change of ownership as defined under Internal Revenue Code Section 382. The Company has not performed a formal Internal Revenue Code Section 382 study to determine if an annual limitation may apply.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence. A valuation allowance is established if it is determined that any portion of the deferred tax assets is not more likely than not to be realized. For the year ended December 31, 2020, the Company determined that the existence of a three-year cumulative loss incurred in its U.S. jurisdiction, inclusive of 2020, constituted sufficiently strong negative evidence to warrant the establishment of a valuation allowance. As a result, a valuation allowance of $20,950 as of December 31, 2020 has been recorded against the Company’s U.S. deferred tax assets.

The valuation allowance activity for the periods indicated is as follows:

	December 31,
	2019	2020
Balance as of the beginning of period	$(9,808)	$(15,372)
Additions charged to expense	(5,564)	(5,578)

Balance as of the end of period	$(15,372)	$(20,950)

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The amount of undistributed earnings of non-U.S. subsidiaries at December 31, 2020, as well as the related deferred income tax, if any, is not material.

The Company files U.S. federal income tax returns as well as various state, local and foreign jurisdictions. As of December 31, 2020, tax years 2016 and later remain open for examination.

On December 22, 2017, the Tax Act was enacted, containing significant changes to the U.S. tax law, including lowering the U.S. corporate income tax rate to 21%, implementing a territorial tax system which includes a new federal tax on GILTI, and imposing a one-time tax on deemed repatriation of earnings of foreign subsidiaries (“transition tax”).

Effective January 1, 2018, the Company became subject to several provisions of the Tax Act including provisions impacting certain foreign income, such as tax on GILTI. The Company does not currently meet the revenue threshold for the Base Erosion and Anti-Abuse Tax (“BEAT”).

The Company has elected to treat taxes due on GILTI using the period cost method. The Company will continue to monitor the forthcoming regulations and additional guidance of the GILTI and BEAT provisions under the Tax Act, which are complex and subject to continuing regulatory interpretation by the Internal Revenue Service.

The Tax Act requires companies to pay a one-time transition tax, net of tax credits related to applicable foreign taxes paid, on previously untaxed current and accumulated earnings and profits (“E&P”) of our foreign subsidiaries. In the determination of the deemed repatriation tax, the Company reviewed post-1986 E&P, and any related non-U.S. income tax paid on such earnings. This amount is not considered to be material to our liquidity and capital resources.

ASC 740 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for financial statement recognition measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ASC 740 requires that tax effects of an uncertain tax position be recognized only if it is “more likely than not” to be sustained by the taxing authority as of the reporting date.

Amounts included in the balance of unrecognized tax benefits as of December 31, 2018, 2019 and 2020, if recognized, would affect the effective tax rate upon recognition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2018	2019	2020
Balance of unrecognized tax benefits at beginning of year	$—	$520	$752
Additions based on tax positions related to the current period	210	340	70
Additions for tax positions of prior periods	310	—	—
Reductions for tax positions of prior periods	—	(108)	—

Balance of unrecognized tax benefits at end of year	$520	$752	$822

Note 13. Employee Benefit Plan

The Company offers U.S. employees a voluntary retirement savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”), which permits employees to elect to contribute a portion of their pre-tax wages to the 401(k) Plan. Under this plan, the Company matches 100% of participants’ contributions up to 3% of compensation and 50% of participants’ contributions between 3% and 5%. For the years ended December 31, 2018, 2019 and 2020, the Company made contributions of $1,845, $2,331 and $2,779 to the 401(k) Plan, respectively.

Note 14. Related Party Transactions

During the years ended December 31, 2018, 2019 and 2020, the Company recorded $7,950, $12,056 and $18,343, respectively, of stock-based compensation associated with secondary sale transactions. The secondary sales transactions were executed primarily between holders of economic interest in the Company and the Company’s employees and former employees at prices in excess of the fair value of such shares. Accordingly, the Company recognized such excess value as stock-based compensation. The Company did not sell any shares or receive any proceeds from the transactions.

Note 15. Subsequent Events

Management has evaluated subsequent events occurring through February 25, 2021, the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require recognition or disclosure in these consolidated financial statements, except as described above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “DigitalOcean,” the “company,” “we,” “our,” “us” or similar terms refer to DigitalOcean Holdings, Inc. and its consolidated subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee		$10,910
FINRA filing fee		14,850
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of DigitalOcean, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of DigitalOcean Holdings, Inc. At present, there is no pending litigation or proceeding involving a director or officer of DigitalOcean Holdings, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2017:

Sale of Preferred Stock

In May 2020, we sold an aggregate of 4,721,905 shares of Series C preferred stock to a total of three accredited investors at a purchase price of $10.58895 per share for an aggregate purchase price of $50,000,016.

Equity Plan-Related Issuances

From January 1, 2017 through the date of this registration statement, we granted to our employees, directors and consultants options to purchase an aggregate of 28,964,522 shares of our common stock with per share exercise prices ranging from $2.3325 to $19.47 under our 2013 Plan.

From January 1, 2017 through the date of this registration statement, we issued an aggregate of 14,968,683 shares upon the exercise of options granted under the 2013 Plan for aggregate consideration of $27,970,580.

From January 1, 2017 through the date of this registration statement, we granted to our employees, directors and consultants an aggregate of 2,068,088 RSUs to be settled in shares of our common stock under our 2013 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefits plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a)    Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(b)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of the offering.

3.3	Bylaws of Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of the offering.

4.1	Form of Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1	Amended and Restated Investors’ Rights Agreement, dated as of May 8, 2020, by and among the Registrant and certain of its stockholders.

10.2+	DigitalOcean Holdings, Inc. 2013 Stock Plan, as amended.

10.2.1+	Form of Option Agreement, Notice of Stock Option Grant and Exercise Notice under 2013 Stock Plan.

10.2.2+	Form of Restricted Stock Unit Award Agreement under 2013 Stock Plan.

10.3+*	DigitalOcean Holdings, Inc. 2021 Equity Incentive Plan.

10.3.1+*	Form of Option Agreement, Notice of Stock Option Grant and Exercise Notice under 2021 Equity Incentive Plan.

10.3.2+*	Form of Restricted Stock Unit Award Agreement under 2021 Equity Incentive Plan.

10.4+*	DigitalOcean Holdings, Inc. 2021 Employee Stock Purchase Plan.

10.5+	Non-Employee Director Compensation Policy.

10.6+	Form of Indemnification Agreement entered into by and between Registrant and each director and executive officer.

10.7+*	Offer Letter between Registrant and Yancey Spruill, dated July 3, 2019.

10.8	Second Amended and Restated Credit Agreement, dated as of February 13, 2020, between the Registrant, DigitalOcean, LLC, KeyBank National Association and the other parties thereto.

10.9	Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of March 18, 2020, between the Registrant, ServerStack, Inc., Morgan Stanley Senior Funding, Inc., KeyBank National Association and the other parties thereto.

21.1	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be submitted by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 25, 2021.

DIGITALOCEAN HOLDINGS, INC.

By:	/s/ Yancey Spruill
Name: Yancey Spruill
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yancey Spruill and Alan Shapiro, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yancey Spruill Yancey Spruill	Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2021

/s/ William Sorenson William Sorenson	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2021

/s/ Warren Adelman Warren Adelman	Director	February 25, 2021

/s/ Pratima Arora Pratima Arora	Director	February 25, 2021

/s/ Amy Butte Amy Butte	Director	February 25, 2021

/s/ Warren Jenson Warren Jenson	Director	February 25, 2021

Signature	Title	Date

/s/ Pueo Keffer Pueo Keffer	Director	February 25, 2021

/s/ Peter Levine Peter Levine	Director	February 25, 2021

/s/ Hilary Schneider Hilary Schneider	Director	February 25, 2021